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As filed with the Securities and Exchange Commission on May 3, 2004

File No. 333-113070
File No. 811-8108

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

                            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933        / /
                            Pre-Effective Amendment No. 1/x/
                            Post-Effective Amendment No.        / /
                            and/or
                            REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940        / /
                            Amendment No. 64        /x/

Protective Variable Annuity
Separate Account
 (Exact Name of Registrant)

Protective Life Insurance Company
 (Name of Depositor)

2801 Highway 280 South
Birmingham, Alabama 35223
(Address of Depositor's Principal Executive Offices)

(205) 268-1000
(Depositor's Telephone Number, including Area Code)

STEVE M. CALLAWAY, Esquire
Protective Life Insurance Company
2801 Highway 280 South
Birmingham, Alabama, 35223
(Name and Address of Agent for Services)

Copy to:
STEPHEN E. ROTH, Esquire
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
(202) 383-0158

        Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Interests in a separate account issued through variable annuity contracts.

PART A

INFORMATION REQUIRED TO BE IN THE PROSPECTUS

Protective Life Insurance Company Protective Variable Annuity Separate Account P.O. Box 10648 Birmingham, Alabama 35202-0648 Telephone: 1-800-456-6330 www.protective.com

        This Prospectus describes the Protective ValuesSM Advantage Variable Annuity Contract, a group and individual flexible premium deferred variable and fixed annuity contract offered by Protective Life Insurance Company. The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purpose. It may be purchased on a non-qualified basis or for use with certain qualified retirement plans.

        You may allocate your investment in the Contract among the Guaranteed Account (if it is available when you purchase your Contract) and the Sub-Accounts of the Protective Variable Annuity Separate Account. The Sub-Accounts invest in the following Funds:

Goldman Sachs Variable Insurance Trust
International Equity Fund
CORESM Small Cap Equity Fund
Capital Growth Fund
Mid Cap Value Fund
CORESM U.S. Equity Fund
Growth and Income Fund

Oppenheimer Variable Account Funds
Aggressive Growth Fund/VA-SS
Global Securities Fund/VA-SS
Capital Appreciation Fund/VA-SS
Main Street Fund/VA-SS
High Income Fund/VA-SS
Money Fund/VA
Strategic Bond Fund/VA-SS

Van Kampen Life Investment Trust
Aggressive Growth Portfolio Class II
Emerging Growth Portfolio Class II
Enterprise Portfolio Class II
Van Kampen Life Investment Trust (cont.)
Comstock Portfolio Class II
Growth and Income Portfolio Class II
Government Portfolio Class II

Universal Institutional Funds, Inc.
Equity and Income Portfolio Class II

MFS® Variable Insurance TrustSM
New Discovery Series-SS
Emerging Growth Series-SS
Research Series-SS
Investors Growth Stock Series-SS
Investors Trust Series-SS
Utilities Series-SS
Total Return Series-SS

Lord Abbett Series Fund
Growth and Income Portfolio
Mid-Cap Value Portfolio
Bond-Debenture Portfolio
Growth Opportunities Portfolio
America's Value Portfolio

The value of your Contract that is allocated to the Sub-Accounts will vary according to the investment performance of the Funds in which the selected Sub-Accounts are invested. You bear the investment risk on amounts you allocate to the Sub-Accounts.

        This Prospectus sets forth basic information about the Contract and the Variable Account that a prospective investor should know before investing. The Statement of Additional Information, which has been filed with the Securities and Exchange Commission, contains additional information about the Contract and the Variable Account. The Statement of Additional Information is dated the same date as this Prospectus and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is on the last page of this Prospectus. You may obtain a copy of the Statement of Additional Information free of charge by writing or calling Protective Life at the address or telephone number shown above. You may also obtain an electronic copy of the Statement of Additional Information, as well as other material that we file electronically and certain material incorporated by reference, at the SEC web site (http://www.sec.gov).

        Please read this prospectus carefully. Investors should keep a copy for future reference.

        The Protective ValuesSM Advantage Variable Annuity Contract is not a deposit or obligation of, or guaranteed by, any bank or financial institution. It is not insured by the Federal Deposit Insurance Corporation or any other government agency, and it is subject to investment risk, including the possible loss of principal.

        The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is May 10, 2004

DEFINITIONS

        "We", "us", "our", "Protective Life", and "Company" refer to Protective Life Insurance Company. "You", "your" and "Owner" refer to the person(s) who has been issued a Contract.

        Accumulation Unit:  A unit of measure used to calculate the value of a Sub-Account prior to the Annuity Commencement Date.

        Allocation Option:  Any account to which you may allocate Purchase Payments or transfer Contract Value under this Contract. The Allocation Options are the Sub-Accounts of the Variable Account and the Guaranteed Account available in this Contract.

        Annuity Commencement Date:  The date as of which the Annuity Value is applied to an Annuity Option.

        Annuity Option:  The payout option under which the Company makes annuity income payments.

        Annuity Value:  The amount we apply to the Annuity Option you have selected.

        Assumed Investment Return:  The assumed annual rate of return used to calculate the amount of the variable income payments.

        Contract:  Protective ValuesSM Advantage Variable Annuity, a flexible premium, deferred, variable and fixed annuity contract.

        Contract Anniversary:  The same month and day as the Effective Date in each subsequent year of the Contract.

        Contract Value:  Prior to the Annuity Commencement Date, the sum of the Variable Account value and the Guaranteed Account value.

        Contract Year:  Any period of 12 months commencing with the Effective Date or any Contract Anniversary.

        DCA:  Dollar cost averaging.

        Effective Date:  The date as of which the initial Net Purchase Payment is credited to the Contract and the date the Contract takes effect.

        Fund:  Any investment portfolio in which a corresponding Sub-Account invests.

        Guaranteed Account:  The Fixed Account, DCA Fixed Accounts, and any other Allocation Option we may offer with interest rate guarantees.

        Monthly Anniversary Day:  The same day each month as the Effective Date, or the last day of any month that does not have the same day as the Effective Date.

        Net Amount at Risk:  The value of the death benefit minus the Contract Value.

        Net Purchase Payment:  The Purchase Payment, less the sales charge and any applicable premium taxes.

        Purchase Payment:  The amount(s) paid by the Owner and accepted by the Company as consideration for this Contract.

        Qualified Contracts:  Contracts issued in connection with retirement plans that receive favorable tax treatment under Sections 401, 403, 408, 408A or 457 of the Internal Revenue Code.

        Qualified Plans:  Retirement plans that receive favorable tax treatment under Sections 401, 403, 408, 408A or 457 of the Internal Revenue Code.

        Sub-Account:  A separate division of the Variable Account.

        Valuation Day:  Each day on which the New York Stock Exchange is open for business.

        Valuation Period:  The period which begins at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next Valuation Day.

        Variable Account:  The Protective Variable Annuity Separate Account, a separate investment account of Protective Life.

        Written Notice:  A notice or request submitted in writing in a form satisfactory to the Company that we receive at the administrative office via hand delivery, courier or U.S. postal service.

FEES AND EXPENSES

        The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and charges that you will pay at the time you buy the Contract, partially or fully surrender the Contract, or transfer amounts among the Sub-Accounts and/or the Guaranteed Account. The tables do not include premium taxes, which may range up to 3.5% depending on the jurisdiction.

OWNER TRANSACTION EXPENSES

Sales Charge Imposed on Purchase Payments	5.50%	*
Maximum Surrender Charge (as a % of amount surrendered)	None
Transfer Fee	$25	**
*	The Sales Charge percentage decreases at certain points as your Contract Value or the aggregate amount of your Purchase Payments increases. Your Purchase Payment may also qualify for a reduced sales charge percentage under our Rights of Accumulation program. (See "Charges and Deductions.")
**	Protective Life currently does not charge this Transfer Fee, but reserves the right to do so in the future. (See "Charges and Deductions.")

        The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

PERIODIC CHARGES
(other than Fund expenses)

Annual Contract Maintenance Fee	$35	*
Death Benefit Fee**
Asset-Based Fee (as an annual percentage of the average of the Contract Value on each Monthly Anniversary Day)	0.15%
—or—
	Minimum	Maximum
Net Amount at Risk Fee*** (monthly charge per $1,000 of Net Amount at Risk)	$0.25	$18.94
Variable Account Annual Expenses (as a % of average Variable Account value)
Mortality and Expense Risk Charge	0.50%
Administration Charge	0.10%
Total Variable Account Annual Expenses (without death benefit fee)	0.60%
*	We will waive the annual contract maintenance fee if your Contract Value or aggregate Purchase Payments, reduced by surrenders, is $50,000 or more. (See "Charges and Deductions.")
**	We assess a fee for the death benefit in your Contract. When you purchase your Contract, you elect to have the fee assessed either as an asset-based fee or as a fee based on your Net Amount at Risk. Each type of fee is assessed on a monthly basis. (See "Charges and Deductions, Death Benefit Fee.")
***	The Net Amount at Risk Fee varies based on the Owner's age and the Net Amount at Risk on the day the fee is assessed each month. The fee generally increases with the age of the Owner. (See "Charges and Deductions, Death Benefit Fee.")

        The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

        The Fund expenses used to prepare the next table were provided to Protective Life by the Funds. Protective Life has not independently verified such information. The expenses shown are based on expenses incurred for the year ended December 31, 2003. Current or future expenses may be higher or lower than those shown.

RANGE OF EXPENSES FOR THE FUNDS

	Minimum		Maximum
Total Annual Fund Operating Expenses (total of all expenses that are deducted from Fund assets, including management fees, 12b-1 fees, and other expenses)	0.47%	-	11.97	%*
Net Annual Fund Operating Expenses (total of all expenses that are deducted from Fund assets, including management fees, 12b-1 fees, and other expenses — after any contractual waivers of fees and expenses)	0.47%	-	4.31	%**
*	The range of Total Annual Fund Operating Expenses shown here does not take into account contractual and voluntary arrangements under which the Funds' advisers currently reimburse Fund expenses or waive fees. Please see the prospectus for each Fund for more information about that Fund's expenses.
**	The range of Net Annual Fund Operating Expenses takes into account contractual arrangements that require a Fund's investment adviser to reimburse or waive fund expenses at least until December 31, 2004.

Example of Charges

        This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The example shows the costs of investing in the Contract, including owner transaction expenses, the annual contract maintenance fee, the death benefit fee (assuming you elected the asset-based fee), Variable Account charges, and both maximum and minimum total annual Fund operating expenses. The example does not reflect transfer fees or premium taxes, which may range up to 3.5% depending on the jurisdiction.

        The example assumes that you invest $10,000 in the Contract for the periods indicated. The example also assumes that your investment has a 5% return each year. We do not deduct any additional fees or charges when you surrender or annuitize your Contract.

             If you surrender, annuitize* or remain invested in the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expenses**	$1,023	$3,809	$5,584	$8,953

Minimum Fund Expenses	$671	$926	$1,200	$1,979

            * You cannot annuitize your Contract within 3 years after we accept a Purchase Payment. The death benefit fee does not apply after the Annuity Commencement Date. (See "Charges and Deductions, Death Benefit Fee.")

            ** The range of maximum Fund expenses for the 1 year period takes into account contractual arrangements that require a Funds' investment advisers to reimburse or waive fund expenses at least until December 31, 2004. Please see the prospectus for each Fund for more information about that Fund's expenses.

Please remember that the example is an illustration and does not guarantee the amount of future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% rate of return assumed in the example.

SUMMARY

The Contract

What is the Protective ValuesSM Advantage Variable Annuity Contract?
The Protective ValuesSM Advantage Variable Annuity Contract is a flexible premium deferred variable and fixed annuity contract issued by Protective Life. (See "The Contract".) In certain states the Contract is offered as a group contract to eligible persons.
How may I purchase a Contract?	Protective Life sells the Contracts through registered representatives of broker-dealers. We pay commissions to the broker-dealers for selling the Contracts. (See "Distribution of the Contracts.")

Protective Life will issue your Contract when it receives and accepts your complete application information and an initial Purchase Payment through the broker-dealer you have selected. (See "Issuance of a Contract".)
What are the Purchase Payments?
The minimum amount that Protective Life will accept as an initial Purchase Payment is $5,000 for a Non-Qualified Contract ($2,000 for a Qualified Contract). Purchase Payments may be made at any time prior to the oldest Owner's or Annuitant's 76th birthday. No Purchase Payment will be accepted within 3 years of the Annuity Commencement Date then in effect. The minimum subsequent Purchase Payment we will accept is $100, or $50 if the payment is made under our current automatic purchase plan. The maximum aggregate Purchase Payment(s) we will accept without prior administrative office approval is $1,000,000. We reserve the right not to accept any Purchase Payment. (See "Purchase Payments".)
Can I cancel the Contract?
You have the right to return the Contract within a certain number of days (which varies by state and is never less than ten) after you receive it. The returned Contract will be treated as if it were never issued. Protective Life will refund the Contract Value plus the sales charge in states where permitted. This amount may be more or less than the Purchase Payments. Where required, we will refund Purchase Payments. (See "Right to Cancel".)
Can I transfer amounts in the Contract?
Before the Annuity Commencement Date, you may transfer amounts among the Allocation Options. There are, however, limitations on transfers: any transfer must be at least $100; you may not transfer amounts into a DCA Fixed Account; amounts transferred from the Fixed Account or a DCA Fixed Account into the Variable Account may not be transferred to the Fixed Account for six months; transfers out of the Fixed Account are limited to the greater of (a) $2,500 or (b) 25% of the value of the Fixed Account in any Contract Year; we reserve the right to charge a transfer fee of $25 for each transfer after the 12th transfer in any Contract Year; we may refuse to honor transfers when we determine that they are detrimental to the Funds or Contract Owners as a whole, such as excessive transfers and market timing transfers by or on behalf of an Owner or group of Owners. (See "Transfers.")

Can I surrender the Contract?
Upon Written Notice before the Annuity Commencement Date, you may surrender the Contract and receive its surrender value. (See "Surrenders and Partial Surrenders".) Surrenders may have federal and state income tax consequences. In addition, surrenders from Contracts issued pursuant to Section 403(b) of the Internal Revenue Code may not be allowed in certain circumstances. (See "Federal Tax Matters".)
Is there a death benefit?
If any Owner dies prior to the Annuity Commencement Date and while this Contract is in force, a death benefit, less any applicable premium tax, will be payable to the Beneficiary. The death benefit is determined as of the end of the Valuation Period during which we receive due proof of the Owner's death. (See "Death Benefit.") We assess a fee for the death benefit. At the time you apply for your Contract, you must select either the asset-based fee or the Net Amount at Risk fee, and your selection may not be changed after the Contract is issued. (See "Charges and Deductions, Death Benefit Fee.")
What Annuity Options are available?
Currently, we apply the Annuity Value to an Annuity Option on the Annuity Commencement Date, unless you choose to receive the surrender value in a lump sum. Annuity Options include: payments for a certain period and life income with or without payments for a certain period. Annuity Options are available on either a fixed or variable payment basis. (See "Annuity Payments".)
Is the Contract available for qualified retirement plans?
You may purchase the Contract for use within certain qualified retirement plans or arrangements that receive favorable tax treatment, such as individual retirement accounts and individual retirement annuities (IRAs), pension and profit sharing plans (including H.R. 10 Plans), and tax sheltered annuity plans. Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans or arrangements alone. There are costs and expenses under the Contract related to these benefits and features. You should consult a qualified tax or financial adviser for information specific to your circumstances to determine whether the use of the Contract within a qualified retirement plan is an appropriate investment for you. (See "Description of the Contract, The Contract," and "Federal Tax Matters, Qualified Retirement Plans.")
Where may I find financial information about the Sub-Accounts?	You may find financial information about the Sub-Accounts in Appendix C to this prospectus and in the Statement of Additional Information.

Other contracts
We offer other types of annuity contracts and insurance policies that also invest in the same Funds in which your Contract invests. These other types of contracts and policies may have different charges that could affect the value of their Sub-Accounts and may offer different benefits than the Contract. To obtain more information about these other contracts and policies, you may contact our administrative office in writing or by telephone.

Federal Tax Status

        Generally, all earnings on investments underlying the Contract are tax-deferred until withdrawn or until annuity income payments begin. A distribution from the Contract, which includes a full or partial surrender or payment of a death benefit, will generally result in taxable income if there has been an increase in the Contract Value. In certain circumstances, a 10% penalty tax may also apply. All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends. (See "Federal Tax Matters".)

THE COMPANY, VARIABLE ACCOUNT AND FUNDS

Protective Life Insurance Company

        The Contracts are issued by Protective Life. Protective Life is a Tennessee corporation and was founded in 1907. Protective Life provides life insurance, annuities, and guaranteed investment contracts. Protective Life is currently licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 2003, Protective Life had total assets of approximately $24.0 billion. Protective Life is the principal operating subsidiary of Protective Life Corporation ("PLC"), an insurance holding company whose stock is traded on the New York Stock Exchange. PLC, a Delaware corporation, had total assets of approximately $24.6 billion at December 31, 2003.

Protective Variable Annuity Separate Account

        The Protective Variable Annuity Separate Account is a separate investment account of Protective Life. The Variable Account was established under Tennessee law by the Board of Directors of Protective Life on October 11, 1993. The Variable Account is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and meets the definition of a separate account under federal securities laws. This registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account.

        Protective Life owns the assets of the Variable Account. These assets are held separate from other assets and are not part of Protective Life's general account. The portion of the assets of the Variable Account equal to the reserves or other contract liabilities of the Variable Account will not be charged with liabilities that arise from any other business Protective Life conducts. Protective Life may transfer to its general account any assets which exceed the reserves and other contract liabilities of the Variable Account. Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the net assets supporting the contracts. The income, gains and losses, both realized and unrealized, from the assets of the Variable Account are credited to or charged against the Variable Account without regard to any other income, gains or losses of Protective Life. The obligations under the Contracts are obligations of Protective Life.

        The following 32 Sub-Accounts of the Variable Account are available in the Contract:

Goldman Sachs International Equity
Goldman Sachs CORESM Small Cap
    Equity
Goldman Sachs Capital Growth
Goldman Sachs Mid Cap Value
Goldman Sachs CORESM U.S. Equity
Goldman Sachs Growth and Income
Van Kampen LIT Aggressive Growth II*
Van Kampen LIT Emerging Growth II*
Van Kampen LIT Enterprise II*
Van Kampen LIT Comstock II*
Van Kampen LIT Growth and Income II*
Van Kampen LIT Government II*
Van Kampen UIF Equity and
    Income II*
MFS New Discovery SS*
MFS Emerging Growth SS*
MFS Research SS*
MFS Investors Growth Stock SS*
MFS Investors Trust SS*
MFS Utilities SS*
MFS Total Return SS*
Oppenheimer Aggressive Growth SS*
Oppenheimer Global Securities SS*
Oppenheimer Capital Appreciation SS*
Oppenheimer Main Street SS*
Oppenheimer High Income SS*
Oppenheimer Strategic Bond SS*
Oppenheimer Money Fund
Lord Abbett Growth and Income
Lord Abbett Mid-Cap Value
Lord Abbett Bond-Debenture
Lord Abbett Growth Opportunities
Lord Abbett America's Value

           * This Sub-Account invests in a class of Fund shares that pays distribution or service fees under Rule 12b-1 of the Investment Company Act of 1940. For more information please see "Other Information about the Funds" and "Distribution of the Contracts" in this prospectus, and the prospectus for the Fund.

        This Contract may not offer all the Sub-Accounts of the Variable Account, and other contracts Protective Life issues may offer some or all of the Sub-Accounts of the Variable Account.

Administration

        Protective Life Insurance Company performs the Contract administration at its administrative office at 2801 Highway 280 South, Birmingham, Alabama 35223. Contract administration includes processing applications for the Contracts and subsequent Owner requests; processing Purchase Payments, transfers, surrenders and death benefit claims as well as performing record maintenance and disbursing annuity income payments.

The Funds

        The assets of each Sub-Account are invested solely in a corresponding Fund. Each Fund is an investment portfolio of one of the following investment companies: Goldman Sachs Variable Insurance Trust managed by Goldman Sachs Asset Management L.P. or Goldman Sachs Asset Management International; Van Kampen Life Investment Trust managed by Van Kampen Asset Management Inc.; Universal Institutional Funds, Inc., managed by Morgan Stanley Investment Management Inc., doing business as Van Kampen; Oppenheimer Variable Account Funds managed by OppenheimerFunds, Inc.; MFS® Variable Insurance TrustSM managed by MFS Investment Management; Lord Abbett Series Trust, managed by Lord, Abbett & Co. Shares of these funds are offered only to:

  (1)
  the Variable Account;

  (2)
  other separate accounts of Protective Life and its affiliates supporting variable annuity contracts or variable life insurance policies;

  (3)
  separate accounts of other life insurance companies supporting variable annuity contracts or variable life insurance policies; and

  (4)
  certain qualified retirement plans.

Such shares are not offered directly to investors but are available only through the purchase of such contracts or policies or through such plans. See the prospectus for each Fund for details about that Fund.

        There is no guarantee that any Fund will meet its investment objectives. Please refer to the prospectus for each of the Funds you are considering for more information.

Goldman Sachs Variable Insurance Trust

International Equity Fund.

        Long-term capital appreciation.

CORESM Small Cap Equity Fund.

        Long-term growth of capital.

Capital Growth Fund.

        Long-term growth of capital.

Mid Cap Value Fund.

        Long-term growth of capital.

CORESM U.S. Equity Fund.

        Long-term growth of capital and dividend income.

Growth and Income Fund.

        Long-term growth of capital and growth of income.

Van Kampen Life Investment Trust

Aggressive Growth Portfolio Class II.

        Seeks capital growth.

Emerging Growth Portfolio Class II.

        Seeks capital appreciation.

Enterprise Portfolio Class II.

        Seeks capital appreciation through investments in securities believed by the investment adviser to have above average potential for capital appreciation.

Comstock Portfolio Class II.

        Seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.

Growth and Income Portfolio Class II.

        Seeks long-term growth of capital and income.

Government Portfolio Class II.

        Seeks high current return consistent with preservation of capital.

The Universal Institutional Funds, Inc.

Equity and Income Portfolio Class II.

        Seeks both capital appreciation and current income.

MFS® Variable Insurance TrustSM

New Discovery Series Service Class Shares.

        This Fund seeks capital appreciation.

Emerging Growth Series Service Class Shares.

        This Fund seeks to provide long-term growth of capital.

Research Series Service Class Shares.

        This Fund seeks to provide long-term growth of capital and future income.

Investors Growth Stock Series Service Class Shares.

        This Fund seeks to provide long-term growth of capital and future income rather than current income.

Investors Trust Series Service Class Shares.

        This Fund seeks mainly to provide long-term growth of capital and secondarily to provide reasonable current income.

Utilities Series Service Class Shares.

        This Fund seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities).

Total Return Series Service Class Shares.

        This Fund seeks mainly to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital and secondarily to provide a reasonable opportunity for growth of capital and income.

Oppenheimer Variable Account Funds

Aggressive Growth Fund/VA Service Shares.

        This Fund seeks capital appreciation by investing in "growth type" companies.

Global Securities Fund/VA Service Shares.

        This Fund seeks long-term capital appreciation by investing in securities of foreign issuers, "growth-type" companies and cyclical industries.

Capital Appreciation Fund/VA Service Shares.

        This Fund seeks to achieve long-term capital appreciation by investing in securities of well-known established companies.

Main Street Fund/VA Service Shares.

        This Fund seeks a high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities. The Fund invests mainly in common stocks of U.S. companies.

High Income Fund/VA Service Shares.

        This Fund seeks a high level of current income from investment in high yield fixed-income securities.

Money Fund/VA.

        This Fund seeks maximum current income from investments in "money market" securities consistent with low capital risk and the maintenance of liquidity. An investment in the Money Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. The yield of this Fund may become very low during periods of low interest rates. After deduction of Variable Account charges, the yield in the Sub-Account that invests in this Fund could be negative.

Strategic Bond Fund/VA Service Shares.

        This Fund seeks a high level of current income by investing mainly in three market sectors: debt securities of foreign governments and companies, U.S. government securities and high yield securities of U.S. and foreign companies.

Lord Abbett Series Fund, Inc.

Growth and Income Portfolio.

        This Fund's investment objective is long-term growth of capital and income without excessive fluctuations in market value.

Mid-Cap Value Portfolio.

        The Fund seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

Bond-Debenture Portfolio.

        The Fund's investment objective is to seek high current income and the opportunity for capital appreciation to produce a high total return.

Growth Opportunities Portfolio.

        The Fund's investment objective is capital appreciation.

America's Value Portfolio.

        The Fund's investment objective is to seek current income and capital appreciation.

        There is no assurance that the stated objectives and policies of any of the Funds will be achieved. More detailed information concerning the investment objectives, policies and restrictions of the Funds, the expenses of the Funds, the risks attendant to investing in the Funds and other aspects of their operations can be found in the current prospectuses for the Funds, which accompany this prospectus, and the current Statement of Additional Information for each of the Funds. You should read the Funds' prospectuses carefully before making any decision concerning the allocation of Purchase Payments or transfers among the Sub-Accounts.

        Certain Funds may have investment objectives and policies similar to other mutual funds (sometimes having similar names) that are managed by the same investment adviser or manager. The investment results of the Funds, however, may be more or less favorable than the results of such other mutual funds. Protective Life does not guarantee or make any representation that the investment results of any Fund is, or will be, comparable to any other mutual fund, even one with the same investment adviser or manager.

        Protective Life may from time to time publish certain "model portfolios" designed to effect certain investment strategies. In selecting a model portfolio as a Purchase Payment allocation, an Owner is allocating prescribed percentages of Purchase Payments to each of the Sub-Accounts comprising the model. Protective Life does not warrant that the underlying Funds in the model will achieve their investment objective(s) or that the model will achieve its investment strategy. Likewise, Protective Life does not represent or imply that a model selected by an Owner is suitable for that Owner. From time to time, Protective Life may revise the composition of a model portfolio. In this event, Protective Life will not change an Owner's existing Purchase Payment allocation or percentages to reflect changes in a model selected by the Owner. If an Owner desires to change his or her Purchase Payment allocation or percentages to reflect a revised or different model, he or she must submit new allocation instructions. You should carefully consider your own investment objectives and risk tolerance before selecting any Sub-Accounts or model portfolios.

Other Information about the Funds

        Each Fund sells its shares to the Variable Account in accordance with the terms of a participation agreement between the appropriate investment company and Protective Life. The termination provisions of these agreements vary. Should a participation agreement relating to a Fund terminate, the Variable Account may not be able to purchase additional shares of that Fund. In that event, Owners may no longer be able to allocate Variable Account value or Purchase Payments to Sub-Accounts investing in that Fund. In certain circumstances, it is also possible that a Fund may refuse to sell its shares to the Variable Account despite the fact that the participation agreement relating to that Fund has not been terminated. Should a Fund decide to discontinue selling its shares to the Variable Account, Protective Life would not be able to honor requests from Owners to allocate Purchase Payments or transfer Account Value to the Sub-Account investing in shares of that Fund.

        Many of the Funds have adopted distribution plans pursuant to Rule 12b-1 under the Investment Company Act of 1940 for the class of shares sold to certain Sub-Accounts. The plans permit these Funds to pay fees out of their assets to broker-dealers that distribute that class of shares. In some cases, the plans also permit the Funds to pay fees out of their assets to the insurance company sponsor of variable annuity contracts or variable life insurance policies for shareholder support services the insurance company provides. Currently, Van Kampen Life Investment Trust, MFS Variable Insurance Trust, and Oppenheimer Variable Account Funds pay 12b-1 fees to our affiliate, Investment Distributors, Inc. (the principal underwriter for the Contracts), in consideration of certain distribution and shareholder support services provided and expenses incurred by Investment Distributors in distributing the Fund shares through the Contracts. Universal Institutional Funds, Inc. currently pays 12b-1 fees to Protective Life in consideration of certain shareholder support services we provide and expenses we incur in providing those services with respect to the Contracts. These payments for distribution and shareholder support services range from 0.05% to 0.25% of the Sub-Account assets invested in the corresponding class of Fund shares. Please see the prospectus for each Fund for information about that Fund's fees and expenses. Investment Distributors may pay some or all of the amounts it receives to Protective Life as compensation for our provision of distribution and shareholder support services relating to the Contracts on Investment Distributors' behalf.

        Protective Life has also entered into agreements with the investment managers or advisers of the Funds pursuant to which each such investment manager or adviser pays Protective Life a servicing fee based upon an annual percentage of the average daily net assets invested by the Variable Account (and other separate accounts of Protective Life and its affiliates) in the Funds managed by that manager or advisor. These percentages differ, and some investment managers or advisors pay us more than other investment managers or advisors. These fees are in consideration for administrative services provided to the Funds by Protective Life and its affiliates. Payments of fees under these agreements by managers or advisers do not increase the fees or expenses paid by the Funds or their shareholders. The amounts we receive under these agreements may be significant.

Other Investors in the Funds

        Shares of the Goldman Sachs Variable Insurance Trust, Van Kampen Life Investment Trust, MFS® Variable Insurance TrustSM, Oppenheimer Variable Account Funds, Lord Abbett Series Fund, and Universal Institutional Funds, Inc., are sold to separate accounts of insurance companies, which may or may not be affiliated with Protective Life or each other, a practice known as "shared funding." They may also be sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Owners of Protective Life's Contracts, whose Contract Values are allocated to the Variable Account, and of owners of other contracts whose contract values are allocated to one or more other separate accounts investing in any one of the Funds. Shares of some of these Funds may also be sold to certain qualified pension and retirement plans. As a result, there is a possibility that a material conflict may arise between the interests of Contract Owners generally or certain classes of Contract Owners, and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, Protective Life will consider what action may be appropriate, including removing the Fund from the Variable Account or replacing the Fund with another fund. The boards of directors (or trustees) of the Goldman Sachs Variable Insurance Trust, Van Kampen Life Investment Trust, MFS® Variable Insurance TrustSM, Oppenheimer Variable Account Funds, Lord Abbett Series Fund, and Universal Institutional Funds, Inc., monitor events related to their Funds to identify possible material irreconcilable conflicts among and between the interests of the Fund's various investors. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Fund's prospectus.

Addition, Deletion or Substitution of Investments

        Protective Life reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Variable Account or that the Variable Account may purchase. If the shares of a Fund are no longer available for investment or if in Protective Life's judgment further investment in any Fund should become inappropriate in view of the purposes of the Variable Account, Protective Life may redeem the shares, if any, of that Fund and substitute shares of another registered open-end management company or unit investment trust. The new funds may have higher fees and charges than the ones they replaced. Protective Life will not substitute any shares attributable to a Contract's interest in the Variable Account without notice and any necessary approval of the Securities and Exchange Commission and state insurance authorities.

        Protective Life also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares of a new Fund. Subject to applicable law and any required SEC approval, Protective Life may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. We may make any new Sub-Accounts available to existing Owner(s) on a basis we determine. All Sub-Accounts and Funds may not be available to all classes of contracts.

        If we make any of these substitutions or changes, Protective Life may by appropriate endorsement change the Contract to reflect the substitution or other change. If Protective Life deems it to be in the best interest of Owner(s) and Annuitants, and subject to any approvals that may be required under applicable law, we may operate the Variable Account as a management company under the 1940 Act, we may de-register it under that Act if registration is no longer required, or we may combine it with other

Protective Life separate accounts. Protective Life reserves the right to make any changes to the Variable Account required by the 1940 Act or other applicable law or regulation.

DESCRIPTION OF THE CONTRACT

        The following sections describe the Contracts currently being offered.

The Contract

        The Protective ValuesSM Advantage Variable Annuity Contract is a flexible premium deferred variable and fixed annuity contract issued by Protective Life. In certain states we offer the Contract as a group contract to eligible persons who have established accounts with certain broker-dealers that have entered into a distribution agreement with Protective Life to offer the Contract. In those states we may also offer the Contract to members of other eligible groups. In all other states, we offer the Contract as an individual contract. If you purchase an interest in a group Contract, you will receive a certificate evidencing your ownership interest in the group Contract. Otherwise, you will receive an individual Contract.

Use of the Contract in Qualified Plans.

        You may purchase the Contract on a non-qualified basis. You may also purchase it for use within certain qualified retirement plans or in connection with other employee benefit plans or arrangements that receive favorable tax treatment. Such qualified plans include individual retirement accounts and individual retirement annuities (IRAs), pension and profit sharing plans (including H.R. 10 Plans), and tax sheltered annuity plans. Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans and employee benefit plans or arrangements alone. There are costs and expenses under the Contract related to these benefits and features. You should consult a qualified tax and/or financial adviser regarding the use of the Contract within a qualified plan or in connection with other employee benefit plans or arrangements. You should carefully consider the benefits and features provided by the Contract in relation to their costs as they apply to your particular situation.

Parties to the Contract

Owner.

        The Owner is the person or persons who own the Contract and are entitled to exercise all rights and privileges provided in the Contract. In those states where the Contract is issued as a group contract, the term "Owner" refers to the holder of the certificate evidencing an interest in the group contract. Two persons may own the Contract together. In the case of two Owners, provisions relating to action by the Owner means both Owners acting together. Protective Life may accept instructions from one Owner on behalf of both Owners. Individuals as well as nonnatural persons, such as corporations or trusts, may be Owners. Protective Life will only issue a Contract prior to each Owner's 76th birthday.

        The Owner of this Contract may be changed by Written Notice provided:

                (1)    each new Owner's 76th birthday is after the Effective Date; and

                (2)    each new Owner's 95th birthday is on or after the Annuity Commencement Date.

        For a period of 1 year after any change of ownership involving a natural person, the death benefit will equal the Contract Value. Naming a nonnatural person as an Owner or changing the Owner may result in a tax liability. (See "Taxation of Annuities in General.")

Beneficiary.

        The Beneficiary is the person or persons who may receive the benefits of this Contract upon the death of any Owner.

Primary — The Primary Beneficiary is the surviving Owner, if any. If there is no surviving Owner, the Primary Beneficiary is the person or persons designated by the Owner and named in our records.

Contingent — The Contingent Beneficiary is the person or persons designated by the Owner and named in our records to be Beneficiary if the Primary Beneficiary is not living at the time of the Owner's death.

        If no Beneficiary designation is in effect or if no Beneficiary is living at the time of an Owner's death, the Beneficiary will be the estate of the deceased Owner. If any Owner dies on or after the Annuity Commencement Date, the Beneficiary will become the new Owner.

        Unless designated irrevocably, the Owner may change the Beneficiary by Written Notice prior to the death of any Owner. An irrevocable Beneficiary is one whose written consent is needed before the Owner can change the Beneficiary designation or exercise certain other rights. In the case of certain Qualified Contracts, Treasury Department regulations prescribe certain limitations on the designation of a Beneficiary.

Annuitant.

        The Annuitant is the person or persons on whose life annuity income payments may be based. The first Owner shown on the application for the Contract is the Annuitant unless the Owner designates another person as the Annuitant. The Contract must be issued prior to the Annuitant's 76th birthday. If the Annuitant is not an Owner and dies prior to the Annuity Commencement Date, the Owner will become the new Annuitant unless the Owner designates otherwise. However, if the Owner is a nonnatural person, the death of the Annuitant will be treated as the death of the Owner.

        The Owner may change the Annuitant by Written Notice prior to the Annuity Commencement Date. However, if any Owner is not an individual the Annuitant may not be changed. The new Annuitant's 95th birthday must be on or after the Annuity Commencement Date in effect when the change of Annuitant is requested.

Payee.

        The Payee is the person or persons designated by the Owner to receive the annuity income payments under the Contract. The Annuitant is the Payee unless the Owner designates another party as the Payee. The Owner may change the Payee at any time.

Issuance of a Contract

        To purchase a Contract, you must submit certain application information and an initial Purchase Payment to Protective Life through a licensed representative of Protective Life. Any such licensed representative must also be a registered representative of a broker-dealer having a distribution agreement with Investment Distributors, Inc. Protective Life reserves the right to accept or decline a request to issue a Contract. Contracts may be sold to or in connection with retirement plans which do not qualify for special tax treatment as well as retirement plans that qualify for special tax treatment under the Internal Revenue Code.

        If the necessary application information for a Contract accompanies the initial Purchase Payment, we will allocate the Net Purchase Payment to the Allocation Options as you direct on the appropriate form within two business days of receiving such Purchase Payment at the administrative office. If we do not receive the necessary application information, Protective Life will retain the Purchase Payment for up to five business days while it attempts to complete the information. If the necessary application information is not complete after five business days, Protective Life will inform the applicant of the reason for the delay and return the initial Purchase Payment immediately unless the applicant specifically consents to Protective Life retaining it until the information is complete. Once the information is complete, we will allocate the Net Purchase Payment to the appropriate Allocation Options within two business days. You may transmit information necessary to complete an application to Protective Life by telephone, facsimile, or electronic media.

Purchase Payments

        We will only accept Purchase Payments before the earlier of the oldest Owner's and Annuitant's 76th birthday. No Purchase Payment will be accepted within 3 years of the Annuity Commencement Date then in effect. The minimum initial Purchase Payment is $5,000 ($2,000 for Qualified Contracts). The minimum subsequent Purchase Payment is $100 or $50 if made by electronic funds transfer. We reserve the right not to accept any Purchase Payment. Under certain circumstances, we may be required by law to reject a Purchase Payment.

        Purchase Payments are payable at our administrative office. You may make them by check payable to Protective Life Insurance Company or by any other method we deem acceptable. We will process Purchase Payments as of the end of the Valuation Period during which we receive them at our administrative office. We will process any Purchase Payment received at our administrative office after the close of the Valuation Period on the next Valuation Day. Protective Life retains the right to limit the maximum aggregate Purchase Payments that can be made without prior administrative office approval. This amount is currently $1,000,000.

        Under the current automatic purchase payment plan, you may select a monthly or quarterly payment schedule pursuant to which Purchase Payments will be automatically deducted from a bank account. We currently accept automatic Purchase Payments on the 1st through the 28th day of each month. Each automatic Purchase Payment must be at least $50. You may not allocate payments made through the automatic Purchase Payment plan to any DCA Fixed Account. You may not elect the automatic Purchase Payment plan and the partial automatic withdrawal plan simultaneously. (See "Surrenders and Partial Surrenders".) Upon notification of the death of any Owner the Company will terminate deductions under the automatic purchase payment plan.

        We do not always receive your Purchase Payment or your application on the day you send them or give them to your sales representative. In some circumstances, such as when you purchase a Contract in exchange for an existing annuity contract from another company, we may not receive your Purchase Payment from the other company for a substantial period of time after you sign the application and send it to us.

Right to Cancel

        You have the right to return the Contract within a certain number of days after you receive it by returning it, along with a written cancellation request, to our administrative office or the sales representative who sold it. In the state of Connecticut, non-written requests are also accepted. The number of days, which is at least ten, is determined by state law in the state where the Contract is delivered. Return of the Contract by mail is effective on being post-marked, properly addressed and postage pre-paid. We will treat the returned Contract as if it had never been issued. Where permitted, Protective Life will refund the Contract Value plus the sales charge and any fees deducted from either Purchase Payments or Contract Value. This amount may be more or less than the aggregate amount of your Purchase Payments up to that time. Where required, we will refund the Purchase Payment.

        For Individual Retirement Annuities and Contracts issued in states where, upon cancellation during the right-to-cancel period, we return at least your Purchase Payments, we reserve the right to allocate all or a portion of your initial Net Purchase Payment (and any subsequent Net Purchase Payment made during the right-to-cancel period) that you allocated to the Sub-Accounts to the Oppenheimer Money Fund Sub-Account until the expiration of the right-to-cancel period. Thereafter, we will allocate all Net Purchase Payments according to your allocation instructions then in effect.

Allocation of Purchase Payments

        Owners must indicate how their initial and subsequent Net Purchase Payments are to be allocated among the Allocation Options. If your allocation instructions are indicated by percentages, whole percentages must be used.

        Owners may change allocation instructions by Written Notice at any time. Owners may also change instructions by telephone, automated telephone system or via the Internet at www.protective.com. For non-written instructions regarding allocations, we will require a form of personal identification prior to acting on instructions and we will record any telephone voice instructions. If we follow these procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to limit or eliminate any of these non-written communication methods for any Contract or class of Contracts at any time for any reason.

Variable Account Value

Sub-Account Value.

        A Contract's Variable Account value at any time is the sum of the Sub-Account values and therefore reflects the investment experience of the Sub-Accounts to which it is allocated. There is no guaranteed minimum Variable Account value. The Sub-Account value for any Sub-Account as of the Effective Date is equal to the amount of the initial Net Purchase Payment allocated to that Sub-Account. On subsequent Valuation Days prior to the Annuity Commencement Date, the Sub-Account value is equal to that part of any Net Purchase Payment allocated to the Sub-Account and any Contract Value transferred to the Sub-Account, adjusted by interest income, dividends, net capital gains or losses (realized or unrealized), decreased by partial surrenders (including any applicable premium tax), Contract Value transferred out of the Sub-Account and fees deducted from the Sub-Account.

        The Sub-Account value for a Contract may be determined on any day by multiplying the number of Accumulation Units attributable to the Contract in that Sub-Account by the Accumulation Unit value for the Accumulation Units in that Sub-Account on that day.

Determination of Accumulation Units.

        Net Purchase Payments allocated and Contract Value transferred to a Sub-Account are converted into Accumulation Units. An Accumulation Unit is a unit of measure used to calculate the value of a Sub-Account prior to the Annuity Commencement Date. We determine the number of Accumulation Units to be credited to a Contract by dividing the dollar amount directed to the Sub-Account by the Accumulation Unit value of the appropriate class of Accumulation Units of that Sub-Account for the Valuation Day as of which the allocation or transfer occurs. Net Purchase Payments allocated or amounts transferred to a Sub-Account under a Contract increase the number of Accumulation Units of that Sub-Account credited to the Contract. We execute such allocations and transfers as of the end of the Valuation Period in which we receive a Purchase Payment or Written Notice or other instruction requesting a transfer.

        Certain events reduce the number of Accumulation Units of a Sub-Account credited to a Contract. The following events result in the cancellation of the appropriate number of Accumulation Units of a Sub-Account:

  •
  surrenders;

  •
  partial surrenders;

  •
  partial automatic withdrawals;

  •
  transfer from a Sub-Account and any applicable transfer fee;

  •
  payment of a death benefit claim;

  •
  application of the Contract Value to an Annuity Option;

  •
  deduction of the monthly death benefit fee and the annual contract maintenance fee; and

  •
  deduction of a sales charge when a letter of intent is not fulfilled.

Accumulation Units are canceled as of the end of the Valuation Period in which we receive Written Notice of or other instructions regarding the event. Accumulation Units associated with the monthly death benefit fee and the annual contract maintenance fee are cancelled without notice or instruction.

Determination of Accumulation Unit Value.

        The Accumulation Unit value for each class of Accumulation Units in a Sub-Account at the end of every Valuation Day is the Accumulation Unit value for that class at the end of the previous Valuation Day times the net investment factor.

Net Investment Factor.

        The net investment factor measures the investment performance of a Sub-Account from one Valuation Period to the next. For each Sub-Account, the net investment factor reflects the investment performance of the Fund in which the Sub-Account invests and the charges assessed against that Sub-Account for a Valuation Period. Each Sub-Account has a net investment factor for each Valuation Period which may be greater or less than one. Therefore, the value of an Accumulation Unit may increase or decrease. The net investment factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

  (1)
  is the result of:
    a.
    the net asset value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

    b.
    the per share amount of any dividend or capital gain distributions made by the Funds held in the Sub-Account, if the "ex-dividend" date occurs during the current Valuation Period.
  (2)
  is the net asset value per share of the Fund held in the Sub-Account, determined at the end of the most recent prior Valuation Period.

  (3)
  is a factor representing the mortality and expense risk charge and the administration charge for the number of days in the Valuation Period and a charge or credit for any taxes attributed to the investment operations of the Sub-Account, as determined by the Company.

Transfers

        Before the Annuity Commencement Date, you may instruct us to transfer Contract Value between and among the Allocation Options. When we receive your transfer instructions, we will allocate the Contract Value you transfer at the next price determined for the Allocation Options you indicate. Prices for the Allocation Options are determined as of the end of each Valuation Period, which is the close of regular trading on the New York Stock Exchange. Accordingly, transfer requests received at our administrative office before the close of regular trading on the New York Stock Exchange are processed at the price determined as of the close of regular trading on the day the requests are received; transfer requests received at our administrative office after the close of regular trading on the New York Stock Exchange are processed at the price determined as of the close of regular trading on the next day on which the New York Stock Exchange is open for regular trading. We may defer transfer requests under the same conditions that payment of withdrawals and surrenders may be delayed. (See "Suspension or Delay in Payments.") There are limitations on transfers, which are described below.

        After the Annuity Commencement Date, when Variable Payments are selected, transfers are allowed between Sub-Accounts, but are limited to one transfer per month. Dollar cost averaging and portfolio rebalancing are not allowed. No transfers are allowed within the Guaranteed Account or between the Guaranteed Account or any Sub-Account.

How to Request Transfers.

        Owners may request transfers by Written Notice at any time. Owners also may request transfers by telephone, automated telephone system or via the Internet at www.protective.com. From time to time and at our sole discretion, we may introduce additional methods for requesting transfers or discontinue any method for making non-written requests and facsimile transmitted requests for such transfers. We will require a form of personal identification prior to acting on non-written requests and facsimile transmitted requests and we will record telephone requests. We will send you a confirmation of all transfer requests communicated to us. If we follow these procedures we will not be liable for any losses due to unauthorized or fraudulent transfer requests.

Reliability of Communications Systems

        The Internet and telephone systems may not always be available. Any computer or telephone system, whether it is yours, your service providers', your registered representative's, or ours, can experience unscheduled outages or slowdowns for a variety of reasons. Such outages or delays may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you can make your transaction by writing to us.

Limitations on Transfers.

        We reserve the right to modify, limit, suspend or eliminate the transfer privileges (including acceptance of non-written instructions and facsimile transmitted instructions) without prior notice for any Contract or class of Contracts at any time for any reason.

        Minimum amounts.  You must transfer at least $100 each time you make a transfer. If the entire amount in the Allocation Option is less than $100, you must transfer the entire amount. If less than $100 would be left in an Allocation Option after a transfer, then we may transfer the entire amount out of that Allocation Option instead of the requested amount.

        Number of transfers.  Currently we do not generally limit the number of transfers that may be made. We reserve the right, however, to limit the number of transfers to no more than 12 per Contract Year. We also reserve the right to charge a transfer fee for each additional transfer over 12 during any Contract Year. The transfer fee will not exceed $25 per transfer. We will deduct any transfer fee from the amount being transferred. (See "Charges and Deductions, Transfer Fee.")

        Limitations on transfers involving the Guaranteed Account.  No amounts may be transferred into a DCA Fixed Account. No amounts may be transferred to the Fixed Account within six months after any transfer from a Guaranteed Account to the Variable Account. The maximum amount that may be transferred from the Fixed Account during a Contract Year is the greater of (a) $2,500 or (b) 25% of the Contract Value in the Fixed Account. The limitation on transfers from the Fixed Account does not apply, however, to dollar cost averaging transfers from the Fixed Account.

        Limitations on excessive transfers, including "market timing" transfers.  We may restrict or refuse to honor any transfer request if we determine that the transfer would be detrimental to any Fund, the Variable Account, other Owners, or owners of other variable annuity contracts we issue that invest in the Variable Account. Excessive transfers, including "market timing" transfers, of material amounts may be detrimental. Excessive transfers of material amounts can disrupt orderly Fund management strategies and increase Fund expenses by causing the following:

  •
  Increased trading and transaction costs;

  •
  Disruption of planned investment strategies;

  •
  Forced and unplanned portfolio turnover;

  •
  Lost opportunity costs; and

  •
  Large asset swings that decrease the Fund's ability to provide maximum investment return to all Contract Owners.

        In order to try to protect our Owners and the Funds from potential harmful trading activity, we have developed certain market timing policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent frequent, large, or short-term transfer activity among the Sub-Accounts of the Variable Account that may adversely affect other Owners or Fund shareholders. Despite our best efforts, however, we cannot guarantee that our Market Timing Procedures will detect every potential market timer.

        We monitor transfer activity in the Contracts to identify excessive transfers of material amounts ("excessive transfer activity") in any Contract or group of Contracts. We apply the same measure to all Contracts and groups of Contracts for determining whether there is excessive transfer activity.

        When we identify excessive transfer activity, we impose limitations intended to limit it and thereby ameliorate any detriment to the Funds, the Variable Account and other Owners. First, we suspend non-written methods of requesting transfers; all transfer requests for the affected Contract or group of Contracts must be made by Written Notice. If the activity continues, we then limit the number and dollar amount of transfer requests we will accept within a stated time period for the affected Contract or group of Contracts. We apply the same limitations to all Contracts or groups of Contracts in which we identify excessive transfer activity.

        We reserve the right to change, from time to time, the standards by which we measure for excessive transfer activity and the limitations we impose in response. We will, however, apply the measure and limitations uniformly with respect to all Contracts or groups of Contracts at any given time.

Dollar Cost Averaging.

        Prior to the Annuity Commencement Date, you may instruct us by Written Notice to systematically and automatically transfer, on a monthly or quarterly basis, amounts from a DCA Fixed Account (or any other Allocation Option) to any Sub-Account of the Variable Account other than the Oppenheimer Money Fund Sub-Account. This is known as the "dollar-cost averaging" method of investment. By transferring equal amounts of Contract Value on a regularly scheduled basis, as opposed to allocating a larger amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations in the value of Sub-Account Accumulation Units. Protective Life, however, makes no guarantee that the dollar cost averaging method will result in a profit or protection against loss.

        You may make dollar cost averaging transfers on the 1st through the 28th day of each month. The minimum period for dollar cost averaging transfers from the Fixed Account is twelve months. In states where, upon cancellation during the right-to-cancel period, we are required to return your Purchase Payment, we reserve the right to delay commencement of dollar cost averaging transfers until the expiration of the right-to-cancel period.

        There is no charge for dollar cost averaging. Automatic transfers made to facilitate dollar cost averaging will not count toward the 12 transfers permitted each Contract Year if we elect to limit transfers, or the designated number of free transfers in any Contract Year if we elect to charge for transfers in excess of that number in any Contract Year. We reserve the right to discontinue dollar cost averaging upon written notice to the Owner.

        Any Net Purchase Payment allocated to a DCA Fixed Account must include instructions regarding the period and frequency of the dollar cost averaging transfers, and the Sub-Accounts into which the transfers are to be made. Currently, the maximum period for dollar cost averaging from DCA Fixed Account 1 is six months and from DCA Fixed Account 2 is twelve months. Dollar cost averaging transfers may be made monthly or quarterly. From time to time, we may offer different maximum periods for dollar cost averaging amounts from a DCA Fixed Account.

        The periodic amount transferred from a DCA Fixed Account will be equal to the Net Purchase Payment allocated to the DCA Fixed Account divided by the number of dollar cost averaging transfers to be made. Interest credited will be transferred from the DCA Fixed Account after the last dollar cost averaging transfer. We will process dollar cost averaging transfers until the earlier of the following: (1) the DCA Fixed Account Value equals $0 or (2) the Owner instructs us by Written Notice to cancel the automatic transfers. If you terminate transfers from a DCA Fixed Account before the amount remaining in that account is $0, we will immediately transfer any amount remaining in that DCA Fixed Account according to your instructions. If you do not provide instructions, we will transfer the remaining amount to the Sub-Accounts according to your dollar cost averaging allocation instruction in effect at that time. Upon the death of any Owner, dollar cost averaging transfers will continue until canceled by the Beneficiary(s).

        The interest rates on the DCA Fixed Accounts apply to the declining balance in the account. Therefore the amount of interest actually paid with respect to a Net Purchase Payment allocated to the DCA Fixed Account will be substantially les than the amount that would have been paid if the full Net Purchase Payment remained in the DCA Fixed Account for the full period.

Portfolio Rebalancing.

        Prior to the Annuity Commencement Date, you may instruct Protective Life by Written Notice to periodically transfer your Variable Account value among specified Sub-Accounts to achieve a particular percentage allocation of Variable Account value among such Sub-Accounts ("portfolio rebalancing"). The portfolio rebalancing percentages must be in whole numbers and must allocate amounts only among the Sub-Accounts. Unless you instruct otherwise, portfolio rebalancing is based on your Purchase Payment allocation instructions in effect with respect to the Sub-Accounts at the time of each rebalancing transfer. We deem portfolio rebalancing instructions from you that differ from your current Purchase Payment allocation instructions to be a request to change your Purchase Payment allocation.

        You may elect portfolio rebalancing to occur on the 1st through 28th day of a month on either a quarterly, semi-annual or annual basis. If you do not select a day, transfers will occur on the same day of the month as your Contract Anniversary, or on the 28th day of the month if your Contract Anniversary occurs on the 29th, 30th or 31st day of the month. You may change or terminate portfolio rebalancing by Written Notice, or by other non-written communication methods acceptable for transfer requests. Upon the death of any Owner portfolio rebalancing will continue until canceled by the Beneficiary(s).

        There is no charge for portfolio rebalancing. Automatic transfers made to facilitate portfolio rebalancing will not count toward the 12 transfers permitted each Contract Year if we elect to limit transfers, or the designated number of free transfers in any Contract Year if we elect to charge for transfers in excess of that number in any Contract Year. We reserve the right to discontinue portfolio rebalancing upon written notice to the Owner.

Surrenders and Partial Surrenders

Surrender.

        At any time before the Annuity Commencement Date, you may request a surrender of your Contract for its surrender value. To surrender your Contract, you must return the Contract to us and make your surrender request by Written Notice. We will pay you the surrender value in a lump sum unless you request payment under another payment option that we are making available at the time. Partial and full surrenders from Contracts issued as tax sheltered annuities are prohibited in certain circumstances. (See "Federal Tax Matters.") A surrender may have federal and state income tax consequences. (See "Taxation of Partial and Full Surrenders".) A surrender value may be available under certain Annuity Options. (See "Annuitization".) In accordance with SEC regulations, surrenders and partial surrenders are payable within 7 calendar days of our receiving Written Notice of your request. (See "Suspension or Delay in Payments".)

Surrender Value.

        The surrender value of your Contract is equal to the Contract Value minus any applicable contract maintenance fee, outstanding sales charge and premium tax. We will determine the surrender value as of the end of the Valuation Period during which we receive your Written Notice requesting surrender and your Contract at our administrative office. We will process any surrender request received at our administrative office after the close of the Valuation Period on the next Valuation Day.

Partial Surrender.

        At any time before the Annuity Commencement Date, you may request a partial surrender of your Contract Value provided the Contract Value remaining after the partial surrender is at least $5,000 (or $2,000 for Qualified Contracts). Throughout this prospectus we may refer to a partial surrender of your Contract Value as a "withdrawal" from your Contract.

        You may request a partial surrender by Written Notice or, if we have received your completed telephone withdrawal authorization form, by telephone. Partial surrenders by telephone are subject to limitations. We may eliminate partial surrenders by telephone or change the requirements for partial surrenders by telephone for any Contract or class of Contracts at any time without prior notice.

        We will withdraw the amount of your partial surrender and any applicable premium tax from the Contract Value as of the end of the Valuation Period during which we receive your request for the partial surrender at our administrative office. We will process any partial surrender request received at our administrative office after the close of the Valuation Period on the next Valuation Day.

        You may specify the amount of the partial surrender to be made from any Allocation Option. If you do not so specify, or if the amount in the designated Allocation Options is inadequate to comply with the request, the partial surrender will be made from each Allocation Option based on the proportion that the value of each Allocation Option bears to the total Contract Value.

        A partial surrender may have federal and state income tax consequences. (See "Taxation of Partial and Full Surrenders".)

Cancellation of Accumulation Units.

        Surrenders and partial surrenders will result in the cancellation of Accumulation Units from each applicable Sub-Account(s) and/or in a reduction of the Guaranteed Account value.

Surrender and Partial Surrender Restrictions.

        The Owner's right to make surrenders and partial surrenders is subject to any restrictions imposed by applicable law or employee benefit plan.

Restrictions on Distributions from Certain Types of Contracts.

        There are certain restrictions on surrenders and partial surrenders of Contracts used as funding vehicles for Internal Revenue Code Section 403(b) retirement plans. Section 403(b)(11) of the Internal Revenue Code restricts the distribution under Section 403(b) annuity contracts of:

  (i)
  contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988;

  (ii)
  earnings on those contributions; and

  (iii)
  earnings after December 31, 1988 on amounts attributable to salary reduction contributions held as of December 31, 1988.

        Distributions of those amounts may only occur upon the death of the employee, attainment of age 59 1/2, separation from service, disability, or hardship. In addition, income attributable to salary reduction contributions may not be distributed in the case of hardship.

        In the case of certain Qualified Plans, federal tax law imposes restrictions on the form and manner in which benefits may be paid. For example, spousal consent may be needed in certain instances before a distribution may be made.

Partial Automatic Withdrawals.

        Currently, we offer a partial automatic withdrawal plan. This plan allows you to pre-authorize periodic partial surrenders prior to the Annuity Commencement Date. You may elect to participate in this plan at the time of application or at a later date by properly completing an election form. Payments to you under this plan will only be made by electronic fund transfer. In order to participate in the plan you must have:

  (1)
  made an initial Purchase Payment of at least $5,000; or

  (2)
  a Contract Value as of the previous Contract Anniversary of at least $5,000.

        The partial automatic withdrawal plan and the automatic purchase payment plan may not be elected simultaneously. (See "Purchase Payments".) There may be federal and state income tax consequences to partial automatic withdrawals from the Contract. You should consult your tax advisor before participating in any withdrawal program. (See "Taxation of Partial and Full Surrenders".)

        When you elect the partial automatic withdrawal plan, you will instruct Protective Life to withdraw a level dollar amount from the Contract on a monthly or quarterly basis. Partial automatic withdrawals may be made on the 1st through the 28th day of each month. The amount requested must be at least $100 per withdrawal. We will process withdrawals for the designated amount until you instruct us otherwise. Partial automatic withdrawals will be taken pro-rata from the Allocations Options in proportion to the value each Allocation Option bears to the total Contract Value. We will pay you the amount requested each month or quarter as applicable and cancel the applicable Accumulation Units.

        If any partial automatic withdrawal transaction would result in a Contract Value of less than $5,000 after the withdrawal, the transaction will not be completed and the partial automatic withdrawal plan will terminate. Once partial automatic withdrawals have terminated due to insufficient Contract Value, they will not be automatically reinstated in the event that your Contract Value should reach $5,000 again. The partial automatic withdrawal plan will also terminate in the event that a non-automated partial surrender is made from a Contract participating in the plan, except in the case of a partial surrender taken as a minimum required distribution from a Qualified Plan. (See "Qualified Retirement Plans".) Upon notification of the death of any Owner we will terminate the partial automatic withdrawal plan. The partial automatic withdrawal plan may be discontinued by the Owner at any time by Written Notice.

        There is no charge for the partial automatic withdrawal plan. We reserve the right to discontinue the partial automatic withdrawal plan upon written notice to you.

THE GUARANTEED ACCOUNT

        The Guaranteed Account has not been, and is not required to be, registered with the SEC under the Securities Act of 1933, and neither these accounts nor the Company's general account have been registered as an investment company under the 1940 Act. Therefore, neither the Guaranteed Account, the Company's general account, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to the Guaranteed Account included in this prospectus are for the Owner's information and have not been reviewed by the SEC. However, such disclosures may be subject to certain generally applicable provisions of federal securities law relating to the accuracy and completeness of statements made in prospectuses.

        The Guaranteed Account consists of the Fixed Account and the DCA Fixed Accounts. The Fixed Account and certain DCA Fixed Accounts are not available in all states. Further, we may not always offer the Fixed Account or the DCA Fixed Accounts in new Contracts. If we are offering the Fixed Account or any of the DCA Fixed Accounts in your state at the time you purchase your Contract, however, those accounts will always be available in your Contract. Please ask your sales representative whether the Fixed Account and any DCA Fixed Accounts are available in your Contract.

        The Fixed Account and the DCA Fixed Accounts are part of Protective Life's general account. The assets of Protective Life's general account support its insurance and annuity obligations and are subject to Protective Life's general liabilities from business operations. Since the Fixed Account and the DCA Fixed Accounts are part of the general account, Protective Life assumes the risk of investment gain or loss on this amount.

        From time to time and subject to regulatory approval, we may offer Fixed Accounts or DCA Fixed Accounts with different interest guaranteed periods. We, in our sole discretion, establish the interest rates for each account in the Guaranteed Account. We will not declare a rate that yields values less than those required by the state in which the Contract is delivered. You bear the risk that we will not declare a rate that is higher than the minimum rate. Because these rates vary from time to time, allocations made to the same account within the Guaranteed Account at different times may earn interest at different rates.

The Fixed Account.

        You may allocate some or all of your Net Purchase Payments and may transfer some or all of your Contract Value to the Fixed Account. Amounts allocated or transferred to the Fixed Account earn interest from the date the funds are credited to the account. There are limitations on transfers involving the Fixed Account. (See "Transfers.")

        The interest rates we apply to Net Purchase Payments and transfers into the Fixed Account are guaranteed for one year from the date the Net Purchase Payment or transfer is credited to the account. When an interest rate guarantee expires, we will set a new interest rate, which may not be the same as the interest rate then in effect for Net Purchase Payments allocated to the Fixed Account. The new interest rate is also guaranteed for one year.

The DCA Fixed Accounts.

        DCA Fixed Accounts are designed to systematically transfer amounts to the Sub-Accounts of the Variable Account over a designated period. (See "Transfers, Dollar Cost Averaging.") We currently offer two DCA Fixed Accounts. The maximum period for dollar cost averaging transfers from DCA Fixed Account 1 is six months and from DCA Fixed Account 2 is twelve months.

        The DCA Fixed Accounts are available only for Net Purchase Payments designated for dollar cost averaging. The DCA Fixed Accounts are not available for certain Contracts for which the sales charges have been waived. Net Purchase Payments may not be allocated into any DCA Fixed Account when that DCA Fixed Account value is greater than $0, and all funds must be transferred from a DCA Fixed Account before allocating a Net Purchase Payment to that DCA Fixed Account. Where we agree, under current administrative procedures, to allocate a Net Purchase Payment to any DCA Fixed Account in installments from more than one source, we will credit each installment with the interest rate applied to the first installment we receive. The interest rate we apply to Net Purchase Payments allocated to a DCA Fixed Account is guaranteed for the period over which transfers are allowed from that DCA Fixed Account.

Guaranteed Account Value.

        Any time prior to the Annuity Commencement Date, the Guaranteed Account value is equal to the sum of:

  (1)
  Net Purchase Payments allocated to the Guaranteed Account; plus

  (2)
  amounts transferred into the Guaranteed Account; plus

  (3)
  interest credited to the Guaranteed Account; minus

  (4)
  amounts transferred out of the Guaranteed Account, including any transfer fee; minus

  (5)
  the amount of any surrenders removed from the Guaranteed Account, including any premium tax; minus

  (6)
  fees deducted from the Guaranteed Account including the monthly death benefit fee and the annual contract maintenance fee; minus

  (7)
  deduction of a sales charge when a letter of intent is not fulfilled.

        For the purposes of interest crediting, amounts deducted, transferred or withdrawn from accounts within the Guaranteed Account will be separately accounted for on a "first-in, first-out" (FIFO) basis.

DEATH BENEFIT

        If any Owner dies before the Annuity Commencement Date and while this Contract is in force, we will pay a death benefit, less any applicable premium tax, to the Beneficiary. The death benefit terminates on the Annuity Commencement Date.

        We will determine the death benefit as of the end of the Valuation Period during which we receive due proof of death at our administrative office. If we receive due proof of death after the close of the Valuation Period, we will determine the death benefit on the next Valuation Day. Only one death benefit is payable under this Contract, even though the Contract may, in some circumstances, continue beyond the time of an Owner's death. If any Owner is not a natural person, the death of the Annuitant is treated as the death of an Owner. In the case of certain Qualified Contracts, Treasury Department regulations prescribe certain limitations on the designation of a Beneficiary.

Payment of the Death Benefit.

        The Beneficiary may take the death benefit in one sum immediately, in which event the Contract will terminate. If the death benefit is not taken in one sum immediately, the death benefit will become the new Contract Value as of the end of the Valuation Period during which we receive due proof of death and the entire interest in the Contract must be distributed under one of the following options:

  (1)
  the entire interest must be distributed over the life of the Beneficiary, or over a period not extending beyond the life expectancy of the Beneficiary, with distributions beginning within one year of the Owner's death; or,

  (2)
  the entire interest must be distributed within 5 years of the Owner's death.

        If no option is elected, we will distribute the entire interest within 5 years of the Owner's death.

Continuation of the Contract by a Surviving Spouse.

        If the Beneficiary is the deceased Owner's spouse, the surviving spouse may elect, in lieu of receiving a death benefit, to continue the Contract and become the new Owner, provided the deceased Owner's spouse's 76th birthday is after the Effective Date and the 95th birthday is on or after the Annuity Commencement Date then in effect. The Contract will continue with the value of the death benefit having become the new Contract Value as of the end of the Valuation Period during which we received due proof of death. The death benefit is not terminated by a surviving spouse's continuation of the Contract. The surviving spouse may select a new Beneficiary. Upon this spouse's death, the death benefit may be taken in one sum immediately and the Contract will terminate. If the death benefit is not taken in one sum immediately, the death benefit will become the new Contract Value as of the end of the Valuation Period during which we receive due proof of death and must be distributed to the new Beneficiary according to option (1) or (2), above.

        A Contract may be continued by a surviving spouse only once. This benefit will not be available to any subsequent surviving spouse under the continued Contract.

        If there is more than one Beneficiary, the foregoing provisions apply to each Beneficiary individually.

        The death benefit provisions of this Contract shall be interpreted to comply with the requirements of Section 72(s) of the Code. We reserve the right to endorse this Contract, as necessary, to conform with regulatory requirements. We will send you a copy of any endorsement containing such Contract modifications.

The Death Benefit.

        The death benefit will equal the greater of (1) the Contract Value, or (2) the aggregate Purchase Payments less an adjustment for each partial surrender; provided however, that the death benefit will never be more than the Contract Value plus $1,000,000. The adjustment for each partial surrender in item (2) is the amount that reduces the death benefit at the time of surrender in the same proportion that the amount surrendered reduces the Contract Value. If the Contract Value is lower than the death benefit at the time of the partial surrender, the adjustment will be larger than the amount surrendered. See Appendix A for an example of the calculation of the death benefit.

        Suspension of death benefit.    For a period of one year after any change of ownership involving a natural person, the death benefit will equal the Contract Value. We will, however, continue to assess the death benefit fee during this period.

Death Benefit Fee.

        We assess a fee for the death benefit. When you apply for your Contract, you must elect to have the fee assessed either as an asset-based fee or as a fee based on the Net Amount at Risk. Each type of fee is assessed on a monthly basis. (See "Charges and Deductions, Death Benefit Fee.") Before electing the type of death benefit fee for your Contract, you should consult a qualified financial adviser to help you carefully consider the relative costs and benefits in your particular situation of the asset-based fee as compared to the fee based on the Net Amount at Risk.

SUSPENSION OR DELAY IN PAYMENTS

        Payments of a partial or full surrender of the Variable Account Value or death benefit are usually made within seven (7) calendar days. However, we may delay such payment of a partial or full surrender of the Variable Account value or death benefit for any period in the following circumstances where permitted by state law:

  (1)
  when the New York Stock Exchange is closed; or

  (2)
  when trading on the New York Stock Exchange is restricted; or

  (3)
  when an emergency exists (as determined by the SEC as a result of which (a) the disposal of securities in the Variable Account is not reasonably practical; or (b) it is not reasonably practical to determine fairly the value of the net assets of the Variable Account); or

  (4)
  when the SEC, by order, so permits for the protection of security holders.

        We may delay payment of a partial or full surrender from the Guaranteed Account for up to six months where permitted.

SUSPENSION OF CONTRACTS

        If mandated under applicable law, we may be required to reject a Purchase Payment. We also may be required to provide additional information about your account to government regulators or law enforcement authorities. In addition, we may be required to block an Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator or law enforcement authorities.

CHARGES AND DEDUCTIONS

Sales Charge

        We may deduct a sales charge from each Purchase Payment we accept to cover the expenses associated with the sales and distribution of the Contracts. These expenses include commissions, sales literature and other promotional activities. If the sales charge is not sufficient to cover these costs we will pay them from our general assets (which may include amounts derived from the mortality and expense risk charge). We will retain as profit any aggregate sales charge we collect in excess of the amount needed for commissions and promotional activities.

        The sales charge is a percentage of each Purchase Payment and is calculated separately for each Purchase Payment by multiplying the Purchase Payment by the applicable sales charge percentage. The sales charge will be deducted from the Purchase Payment before we allocate the Net Purchase Payment to the Allocation Options you selected.

        The sales charge percentage is based upon the current Purchase Payment plus the greater of: 1) aggregate Purchase Payments made under a Contract; or, 2) the Contract Value on the date we accept the Purchase Payment. The sales charge percentage is determined according to the table below:

SALES CHARGE PERCENTAGES

Current Purchase Payment plus (1) Contract Value or (2) Aggregate Purchase Payments	Sales Charge Percentage
Less than $50,000	5.50%
At least $50,000 but less than $100,000	4.50%
At least $100,000 but less than $250,000	3.50%
At least $250,000 but less than $500,000	2.50%
At least $500,000 but less than $1,000,000	2.00%
At least $1,000,000 but less than $2,500,000	1.00%
$2,500,000 or greater	0.50%

        The sales charge will not be retroactively reduced for Purchase Payments we have previously accepted. On certain sales to specific groups, sales charge percentages may be reduced or waived.

Rights of Accumulation.

        Under our rights of accumulation program, certain qualifying mutual funds and Protective Life variable annuities that you own can be considered along with your Purchase Payment for the purpose of determining your sales charge. To be considered, the other Protective Life variable annuities must be in force and not yet annuitized on the date we accept your Purchase Payment. You can determine if this program is being offered in your state and whether such mutual funds or annuities are eligible by asking your broker-dealer representative. In order for you to use the rights of accumulation program, your broker-dealer representative must inform us in writing about the other qualifying mutual funds and/or variable annuities. This program may be suspended or amended at any time without notice.

Waiver of Sales Charges.

        We may waive sales charges for Contracts issued to employees and registered representatives of any member of the selling group and their family members, or to officers, directors, trustees or bona-fide full time employees of Protective Life or the investment advisors of any of the Funds or their affiliated companies (based upon the Owner's status at the time the Contract is purchased) because no marketing expenses and sales commissions are associated with such Contracts.

        We may also reduce or waive sales charges for certain block transactions that will create a net reduction in the costs we bear with respect to the affected annuity contracts. If any such transaction applies to your Contract, we will notify you of this fact in writing.

Mortality and Expense Risk Charge

        To compensate Protective Life for assuming mortality and expense risks, we deduct a daily mortality and expense risk charge. We deduct the mortality and expense risk charge only from the Variable Account. The charge is equal, on an annual basis, to 0.50% of the average daily net assets of the Variable Account attributable to your Contract.

        The mortality risk Protective Life assumes is that Annuitant(s) may live for a longer period of time than estimated when the guarantees in the Contract were established. Because of these guarantees, each Payee is assured that longevity will not have an adverse effect on the annuity payments received. The expense risk that Protective Life assumes is the risk that the administration charge, contract maintenance fee and transfer fees may be insufficient to cover actual future expenses. We expect to make a reasonable profit with respect to the Contracts. We may make a profit or incur a loss from the mortality and expense risk charge. Any profit, including profit from the mortality and expense risk charge, may be used to finance distribution and other expenses.

Administration Charge

        We will deduct an administration charge equal, on an annual basis, to 0.10% of the daily net asset value of the Variable Account attributable to your Contract. We make this deduction to reimburse Protective Life for expenses incurred in the administration of the Contract and the Variable Account. We deduct the administration charge only from the Variable Account value.

Death Benefit Fee

        We assess a death benefit fee to compensate us for the cost of providing the death benefit. We calculate the death benefit fee as of each Monthly Anniversary Day, and we deduct it from your Contract Value on the next Valuation Day. We will deduct the death benefit fee pro-rata from the Allocation Options (e.g., in the same proportion that each Allocation Option has to Contract Value). The deduction of the death benefit fee will reduce your Contract Value, but it will not otherwise reduce the value of your death benefit. We do not assess the death benefit fee after the Annuity Commencement Date.

        At the time you apply for your Contract you must elect to have the death benefit fee assessed either as an asset-based fee or as a fee based on the Net Amount at Risk. Once you have elected the type of death benefit fee, you may not change it. Before electing the type of death benefit fee for your Contract, you should consult a qualified financial adviser to help you carefully consider the relative costs and benefits in your particular situation of the asset-based fee as compared to the fee based on the Net Amount at Risk.

Asset-Based Fee.

        The asset-based fee is equal, on an annual basis, to 0.15% of your average Contract Value measured on each Monthly Anniversary Day. We begin deducting this fee from your Contract on the first Monthly Anniversary Day. We collect this fee on each Monthly Anniversary Day through the Annuity Commencement Date. We collect this fee whether or not the value of the death benefit is greater than the Contract Value on any Monthly Anniversary Day.

Net Amount at Risk Fee.

        The Net Amount at Risk fee will depend on the Net Amount at Risk and the oldest Owner's age, each measured on the day the fee is calculated. The Net Amount at Risk is the difference between the value of the death benefit and the Contract Value. There is a Net Amount at Risk only when your Contract Value is lower than the value of your death benefit. The Net Amount at Risk will vary as your Contract Value fluctuates in relation to the value of the death benefit. Factors that affect your Contract Value include the investment performance of the Allocation Options you have chosen and the fees and charges, including the Net Amount at Risk Fee, that are deducted from your Contract Value or from the Variable Account.

        The Net Amount at Risk fee is calculated in a two-step process. First, we reduce the Net Amount at Risk by an amount equal to the cumulative amount of sales charges deducted from your Purchase Payments. This reduction prevents you from paying a Net Amount at Risk Fee on amounts attributable to the sales charges you have previously paid. We will not, however, reduce the Net Amount at Risk to an amount less than zero. Next, we multiply the adjusted Net Amount at Risk by the monthly cost factor. The monthly cost factor varies by the age of the oldest Owner. The following table shows the monthly cost factor per $1,000 of adjusted Net Amount at Risk by Owner's age. It also shows the cost factor expressed as an annual percentage of the average of the adjusted Net Amount at Risk on the Monthly Anniversary Day.

Oldest Owner's Age	Monthly Cost Factor Per $1,000 of Adjusted Net Amount at Risk	Annual Percentage of Monthly Average Adjusted Net Amount at Risk
50 or less	$0.25	0.30%
51-60	$0.50	0.60%
61-65	$1.01	1.20%
66-70	$1.47	1.75%
71-75	$2.54	3.00%
76-80	$3.83	4.50%
81	$5.10	5.95%
82	$5.72	6.65%
83	$6.34	7.35%
84	$6.97	8.05%
85	$7.60	8.75%
86	$8.38	9.60%
87	$9.16	10.45%
88	$9.94	11.30%
89	$10.74	12.15%
90	$11.54	13.00%
91	$12.97	14.50%
92	$14.42	16.00%
93	$15.90	17.50%
94	$17.41	19.00%
95	$18.94	20.50%

        We do not assess this fee during the first Contract Year. We begin assessing this fee from your Contract on the 13th Monthly Anniversary Day. There is no fee, however, on any Monthly Anniversary Day on which the death benefit equals the Contract Value.

Transfer Fee

        Currently, there is no charge for transfers. Protective Life reserves the right, however, to charge $25 for each transfer after the first 12 transfers in any Contract Year. For the purpose of assessing the fee, we would consider each request to be one transfer, regardless of the number of Allocation Options affected by the transfer in one day. We would deduct the fee from the amount being transferred.

Contract Maintenance Fee

        Prior to the Annuity Commencement Date, we deduct a contract maintenance fee of $35 from the Contract Value on each Contract Anniversary, and on any day that the Contract is surrendered other than the Contract Anniversary. We will deduct the contract maintenance fee from the Allocation Options in the same proportion as their values are to the Contract Value. We will waive the contract maintenance fee in the event the Contract Value or the aggregate Purchase Payments reduced by surrenders equals or exceeds $50,000 on the date we are to deduct the contract maintenance fee.

Fund Expenses

        The net assets of each Sub-Account of the Variable Account will reflect the investment management fees and other operating expenses incurred by the Funds. For each Fund, an investment manager receives a daily fee for its services. Some Funds also deduct 12b-1 fees from Fund assets. Over time these fees, which are paid out of a Fund's assets on an ongoing basis, will increase the cost of an investment in Fund shares. (See the prospectuses for the Funds for information about the Funds.)

Premium Taxes

        Some states impose premium taxes at rates currently ranging up to 3.5%. If premium taxes apply to your Contract, we will deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a full or partial surrender, death or annuitization.

Other Taxes

        Currently, no charge will be made against the Variable Account for federal, state or local taxes other than premium taxes. We reserve the right, however, to deduct a charge for taxes attributable to the operation of the Variable Account.

Other Information

        We sell the Contracts through registered representatives of broker-dealers. These registered representatives are also appointed and licensed as insurance agents of Protective Life. We pay commissions to the broker-dealers for selling the Contracts. You do not directly pay the commissions, we do. We intend to recover commissions, marketing, administrative and other expenses and costs of Contract benefits through the fees and charges imposed under the Contracts. See "Distribution of the Contracts" for more information about payments we make to the broker-dealers.

ANNUITIZATION

Annuity Commencement Date

        On the Effective Date, the Annuity Commencement Date is the oldest Owner's or Annuitant's 95th birthday. Annuity Commencement Dates that occur or are scheduled to occur at an advanced age for the Annuitant (e.g., past age 85), may in certain circumstances have adverse income tax consequences. (See "Federal Tax Matters".) Distributions from Qualified Contracts may be required before the Annuity Commencement Date.

Changing the Annuity Commencement Date.

        The Owner may change the Annuity Commencement Date by Written Notice. The new Annuity Commencement Date must be at least 30 days after the date we receive the written request, at least 3 years after the most recent Purchase Payment and no later than the oldest Owner's or Annuitant's 95th birthday.

Annuity Value

        The Annuity Value is the amount we will apply to the Annuity Option you have selected. Generally the Annuity Value is your Contract Value on the Annuity Commencement Date, less any applicable fees, charges and premium tax on that date. In the circumstances described below, however, we may use an Annuity Value that is higher than the Contract Value or that includes a bonus amount.

Minimum Annuity Value.
(may not be available in all states)

        We will use a minimum Annuity Value if your Annuity Commencement Date is on or within 90 days after your 7th Contract Anniversary, and you select either (i) Annuity Option B (life income with or without a certain period) or (ii) Annuity Option A (payments for a certain period) with a certain period of at least 10 years. In these circumstances, the minimum Annuity Value will be the greater of (i) the Contract Value on the Annuity Commencement Date, or (ii) your aggregate Purchase Payments less an adjustment for each partial surrender as of the Annuity Commencement Date, each reduced by any applicable fees, charges and premium tax. The adjustment for each partial surrender is the amount that reduces the minimum Annuity Value at the time of surrender in the same proportion that the amount surrendered reduces the Contract Value. If the Contract Value is lower than the minimum Annuity Value at the time of the partial surrender, the adjustment will be larger than the amount surrendered.

Annuity Value Bonus.
(may not be available in all states)

        Your Annuity Value will include a bonus amount if your Annuity Commencement Date is on or after your 10th Contract Anniversary, and you select Annuity Option B (life income with or without a certain period) with a certain period of at least 10 years. In these circumstances, your Annuity Value will be your Contract Value on the Annuity Commencement Date plus 2% of the Contract Value on that date, less any applicable fees, charges and premium tax.

Annuity Income Payments

        On the Annuity Commencement Date, we will apply your Annuity Value to the Annuity Option you have selected to determine your annuity income payment. You may elect to receive a fixed income payment, a variable income payment, or a combination of both using the same Annuity Option and certain period.

Fixed Income Payments.

        Fixed income payments are periodic payments from Protective Life to the designated Payee, the amount of which is fixed and guaranteed by Protective Life. Fixed income payments are not in any way dependent upon the investment experience of the Variable Account. Once fixed income payments have begun, they may not be surrendered.

Variable Income Payments.

        Variable income payments are periodic payments from Protective Life to the designated Payee, the amount of which varies from one payment to the next as a reflection of the net investment experience of the Sub-Account(s) you select to support the payments. You may fully or partially surrender variable income payments for a commuted value if those payments are being made under Annuity Option A (payments for a certain period). Refer to Appendix B for an explanation of the commuted value calculation. You may not surrender variable income payments if those payments are being made under Annuity Option B (life income with or without a certain period).

Annuity Units.

        On the Annuity Commencement Date, we will apply the Annuity Value you have allocated to variable income payments (less applicable charges and premium taxes) to the variable Annuity Option you have selected. Using an interest assumption of 5%, we will determine the dollar amount that would equal a variable income payment if a payment were made on that date. (No payment is actually made on that date.) We will then allocate that dollar amount among the Sub-Accounts you selected to support your variable income payments, and we will determine the number of Annuity Units in each of those Sub-Accounts that is credited to your Contract. We will make this determination based on the Annuity Unit values established at the close of regular trading on the New York Stock Exchange on the Annuity Commencement Date. If the Annuity Commencement Date is a day on which the New York Stock Exchange is closed, we will determine the number of Annuity Units on the next day on which the New York Stock Exchange is open. The number of Annuity Units attributable to each Sub-Account under a Contract generally remains constant unless there is an exchange of Annuity Units between Sub-Accounts.

Determining the Amount of Variable Income Payments.

        We will determine the amount of your variable income payment no earlier than five Valuation Days before the date on which a payment is due, using values established at the close of regular trading on the New York Stock Exchange that day.

        We determine the dollar amount of each variable income payment attributable to each Sub-Account by multiplying the number of Annuity Units of that Sub-Account credited to your Contract by the Annuity Unit value (described below) for that Sub-Account on the Valuation Period during which the payment is determined. The dollar value of each variable income payment is the sum of the variable income payment attributable to each Sub-Account.

        The Annuity Unit value of each Sub-Account for any Valuation Period is equal to (a) multiplied by (b) divided by (c) where:

  (a)
  is the net investment factor for the Valuation Period for which the Annuity Unit value is being calculated;

  (b)
  is the Annuity Unit value for the preceding Valuation Period; and

  (c)
  is a daily Assumed Investment Return (AIR) factor adjusted for the number of days in the Valuation Period.

        The AIR is equal to 5%.

        If the net investment return of the Sub-Account for a variable income payment period is equal to the AIR during that period, the variable income payment attributable to that Sub-Account for that period will equal the payment for the prior period. To the extent that such net investment return exceeds the AIR for that period, the payment for that period will be greater than the payment for the prior period; to the extent that such net investment return falls short of the AIR for that period, the payment for that period will be less than the payment for the prior period.

        Refer to Appendix B for an explanation of the variable income payment calculation.

Exchange of Annuity Units.

        After the Annuity Commencement Date, you may exchange the dollar amount of a designated number of Annuity Units of a particular Sub-Account for an equivalent dollar amount of Annuity Units of another Sub-Account. On the date of the exchange, the dollar amount of a variable income payment generated from the Annuity Units of either Sub-Account would be the same. We allow only one exchange between Sub-Accounts in any calendar month, and allow no exchanges between the Guaranteed Account and the Variable Account.

Annuity Options

        You may select an Annuity Option, or change your selection by Written Notice Protective Life receives not later than 30 days before the Annuity Commencement Date. You may not change your selection of Annuity Option less than 30 days before the Annuity Commencement Date. If you have not selected an Annuity Option within 30 days of the Annuity Commencement Date, we will apply your Annuity Value to Option B — Life Income with Payments for a 10 Year Certain Period, with the Variable Account value used to purchase variable income payments and the Guaranteed Account value used to purchase fixed income payments.

        You may select from among the following Annuity Options:

Option A — Payments for a Certain Period:

        We will make payments for the period you select. No certain period may be longer than 30 years. Payments under this Annuity Option do not depend on the life of an Annuitant.

Option B — Life Income With or Without a Certain Period:

        Payments are based on the life of the named Annuitant(s). If you elect to include a certain period, we will make payments for the lifetime of the Annuitant(s), with payments guaranteed for the certain period you select. No certain period may be longer than 30 years. Payments stop at the end of the selected certain period or when the Annuitant(s) dies, whichever is later. We reserve the right to demand proof that the Annuitant(s) is living prior to making any payment under Option B. If no certain period is selected, payments will stop upon the death of the Annuitant(s), no matter how few or how many payments have been made.

Additional Option:

        You may use the Annuity Value to purchase any annuity contract that we offer on the date you elect this option.

Minimum Amounts

        If your Annuity Value is less than $5,000 on the Annuity Commencement Date, we reserve the right to pay the Annuity Value in one lump sum. If at any time your annuity income payments are less than the minimum payment amount according to the Company's rules then in effect, we reserve the right to change the frequency to an interval that will result in a payment at least equal to the minimum.

Death of Annuitant or Owner After Annuity Commencement Date

        In the event of the death of any Owner on or after the Annuity Commencement Date, the Beneficiary will become the new Owner. If any Owner or Annuitant dies on or after the Annuity Commencement Date and before all benefits under the Annuity Option you selected have been paid, we will pay any remaining portion of such benefits at least as rapidly as under the Annuity Option in effect when the Owner or Annuitant died. After the death of the Annuitant, any remaining payments shall be payable to the Beneficiary unless you specified otherwise before the Annuitant's death.

YIELDS AND TOTAL RETURNS

        From time to time, Protective Life may advertise or include in sales literature yields, effective yields, and total returns for the Sub-Accounts. These figures are based on historic results and do not indicate or project future performance.

        Yields, effective yields, and total returns for the Sub-Accounts are based on the investment performance of the corresponding Funds. The Funds' performance also reflects the Funds' expenses, including any 12b-1 fees. Certain of the expenses of each Fund may be reimbursed by the investment manager. (See the Prospectuses for the Funds.)

Yields

        The yield of the Oppenheimer Money Fund Sub-Account refers to the annualized income generated by an investment in the Sub-Account over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven day period over a 52 week period and is shown as a percentage of the investment. The effective yield is calculated similarly but when annualized the income earned by an investment in the Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

        The yield of a Sub-Account (except the Oppenheimer Money Fund Sub-Account) refers to the annualized income generated by an investment in the Sub-Account over a specified 30 day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30 day or one-month period is generated each period over a 12 month period and is shown as a percentage of the investment.

Total Returns

        The total return of a Sub-Account refers to return quotations assuming an investment under a Contract has been held in the Sub-Account for various periods of time including a period measured from the date the Sub-Account commenced operations. Average annual total return refers to total return quotations that are based on an average return over various periods of time.

        Certain Funds have been in existence prior to the investment by the Sub-Accounts in such Funds. Protective Life may advertise and include in sales literature the performance of the Sub-Accounts that invest in these Funds for these prior periods. The performance information of any period prior to the investments by the Sub-Accounts is calculated as if the Sub-Accounts had invested in those Funds during those periods, using current charges and expenses associated with the Contract.

Standardized Average Annual Total Returns

        The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods for which the quotations are provided. Average annual total return information shows the average percentage change in the value of an investment in the Sub-Account from the beginning date of the measuring period to the end of that period. This standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied under the Contract, but excluding any deductions for premium taxes.

        When a Sub-Account has been in operation prior to the commencement of the offering of the Contract described in this prospectus, Protective Life may advertise and include in sales literature the performance of the Sub-Accounts for these prior periods. The Sub-Account performance information of any period prior to the commencement of the offering of the Contract is calculated as if the Contract had been offered during those periods, using current charges and expenses.

        Until a Sub-Account (other than the Oppenheimer Money Fund Sub-Account) has been in operation for 10 years, Protective Life will always include quotes of standard average annual total return for the period measured from the date that Sub-Account began operations. When a Sub-Account (other than the Oppenheimer Money Fund Sub-Account) has been in operation for one, five and ten years, respectively, the standard version average annual total return for these periods will be provided.

Non-Standard Average Annual Total Returns

        In addition to the standard version of average annual total return described above, total return performance information computed on non-standard bases may be used in advertisements or sales literature. Non-standard average annual total return information may be presented, computed on the same basis as the standard version except deductions may not include the sales charge or the contract maintenance fee or may include a different sales charge percentage. In addition, Protective Life may from time to time disclose average annual total return in other non-standard formats and cumulative total return for Contracts funded by the Sub-Accounts.

        Protective Life may, from time to time, also disclose yield, standard average annual total returns, and non-standard total returns for the Funds.

        Non-standard performance data will only be disclosed if the standard performance data for the periods described in "Standardized Average Annual Total Returns," above, is also disclosed.

Performance Comparisons

        Protective Life may, from time to time, advertise or include in sales literature Sub-Account performance relative to certain performance rankings and indices compiled by independent organizations. In advertising and sales literature, the performance of each Sub-Account may be compared to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment portfolios of mutual funds with investment objectives similar to each of the Sub-Accounts. Lipper Analytical Services, Inc. ("Lipper"), the Variable Annuity Research Data Service ("VARDS"), and Morningstar Inc. ("Morningstar") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

        Lipper and Morningstar rankings include variable life insurance issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analyses prepared by Lipper, Morningstar and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

        Advertising and sales literature may also compare the performance of each Sub-Account to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as a source of performance comparison.

Other Matters

        Protective Life may also report other information including the effect of tax-deferred compounding on a Sub-Account's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts.

        All income and capital gains derived from Sub-Account investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying Fund's investment experience is positive.

FEDERAL TAX MATTERS

Introduction

        The following discussion of the federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Contract is unclear in certain circumstances, and you should always consult a qualified tax adviser regarding the application of law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended ("the Code"), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

        This discussion does not address state or local tax consequences associated with the purchase of the Contract. In addition, Protective Life makes no guarantee regarding any tax treatment — federal, state or local — of any Contract or of any transaction involving a Contract.

The Company's Tax Status

        Protective Life is taxed as a life insurance company under the Internal Revenue Code. Since the operations of the Variable Account are a part of, and are taxed with, the operations of the Company, the Variable Account is not separately taxed as a "regulated investment company" under the Internal Revenue Code. Under existing federal income tax laws, investment income and capital gains of the Variable Account are not taxed to the extent they are applied under a Contract. Protective Life does not anticipate that it will incur any federal income tax liability attributable to such income and gains of the Variable Account, and therefore does not intend to make provision for any such taxes. If Protective Life is taxed on investment income or capital gains of the Variable Account, then Protective Life may impose a charge against the Variable Account in order to make provision for such taxes.

TAXATION OF ANNUITIES IN GENERAL

Tax Deferral During Accumulation Period

        Under existing provisions of the Internal Revenue Code, except as described below, any increase in an Owner's Contract Value is generally not taxable to the Owner until received, either in the form of annuity payments as contemplated by the Contracts, or in some other form of distribution. However, this rule applies only if:

  (1)
  the investments of the Variable Account are "adequately diversified" in accordance with Treasury Department regulations;

  (2)
  the Company, rather than the Owner, is considered the owner of the assets of the Variable Account for federal income tax purposes; and

  (3)
  the Owner is an individual (or an individual is treated as the Owner for tax purposes).

Diversification Requirements.

        The Internal Revenue Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be "adequately diversified." If the Variable Account fails to comply with these diversification standards, the Contract will not be treated as an annuity contract for federal income tax purposes and the Owner would generally be taxable currently on the excess of the Contact Value over the premiums paid for the Contact. Protective Life expects that the Variable Account, through the Funds, will comply with the diversification requirements prescribed by the Internal Revenue Code and Treasury Department regulations.

Ownership Treatment.

        In certain circumstances, variable annuity contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account, such as the Variable Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be includable in the contract owners' gross income. The Internal Revenue Service (the "IRS") has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets.

        The ownership rights under the Contract are similar to, but different in certain respects from, the ownership rights described in certain IRS in rulings where it was determined that contract owners were not owners of the assets of a segregated asset account (and thus not currently taxable on the income and gains). For example, the Owner of this Contract has the choice of more investment options to which to allocate purchase payments and Variable Account values than were addressed in such rulings. These differences could result in the Owner being treated as the owner of the assets of the Variable Account and thus subject to current taxation on the income and gains from those assets. In addition, the Company does not know what standards will be set forth in any further regulations or rulings which the Treasury Department or IRS may issue. Protective Life therefore reserves the right to modify the Contract as necessary to attempt to prevent Contract Owners from being considered the owners of the assets of the Variable Account. However, there is no assurance such efforts would be successful.

Nonnatural Owner.

        As a general rule, Contracts held by "nonnatural persons" such as a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity contracts for federal tax purposes. The income on such Contracts (as defined in the tax law) is taxed as ordinary income that is received or accrued by the Owner of the Contract during the taxable year. There are several exceptions to this general rule for nonnatural Owners. First, Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the Contract as an agent for a natural person. However, this special exception will not apply in the case of any employer who is the nominal owner of a Contract under a non-qualified deferred compensation arrangement for its employees.

        In addition, exceptions to the general rule for nonnatural Owners will apply with respect to:

  (1)
  Contracts acquired by an estate of a decedent by reason of the death of the decedent;

  (2)
  certain Qualified Contracts;

  (3)
  Contracts purchased by employers upon the termination of certain Qualified Plans;

  (4)
  certain Contracts used in connection with structured settlement agreements; and

  (5)
  Contracts purchased with a single purchase payment when the annuity starting date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

Delayed Annuity Commencement Dates.

        If the Contract's Annuity Commencement Date occurs (or is scheduled to occur) at a time when the Annuitant has reached an advanced age (e.g., past age 85), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includable in the Owner's income.

        The remainder of this discussion assumes that the Contract will be treated as an annuity contract for federal income tax purposes.

Taxation of Partial and Full Surrenders

        In the case of a partial surrender, amounts you receive are generally includable in income to the extent your Contract Value before the surrender exceeds your "investment in the contract." All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends. Amounts received under a partial automatic withdrawal plan are treated as partial surrenders. In the case of a full surrender, amounts received are includable in income to the extent they exceed the "investment in the contract." For these purposes, the investment in the contract at any time equals the total of the Purchase Payments made under the Contract to that time (to the extent such payments were neither deductible when made nor excludable from income as, for example, in the case of certain contributions to Qualified Contracts) less any amounts previously received from the Contract which were not included in income. Partial and full surrenders may be subject to a 10% penalty tax. (See "Penalty Tax on Premature Distributions.") Partial and full surrenders may also be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding.") In addition, in the case of partial and full surrenders from certain Qualified Contracts, mandatory withholding requirements may apply, unless a "direct rollover" of the amount surrendered is made. (See "Direct Rollovers".)

        As described elsewhere in this Prospectus, the Company assesses a fee with respect to the death benefit. The Owner must elect to have the fee assessed as an asset-based fee or as a fee based on the Net Amount at Risk. It is possible that either of these fees (or some portion thereof) could be treated for federal tax purposes as a partial surrender from the Contract.

Taxation of Annuity Payments

        Normally, the portion of each annuity income payment taxable as ordinary income equals the excess of the payment over the exclusion amount. In the case of variable income payments, the exclusion amount is the "investment in the contract" (defined above) you allocate to the variable Annuity Option, adjusted for any period certain or refund feature, when payments begin divided by the number of payments expected (as determined by Treasury Department regulations which take into account the Annuitant's life expectancy and the form of annuity benefit selected). In the case of fixed income payments, the exclusion amount is the amount determined by multiplying (1) the payment by (2) the ratio of the investment in the contract you allocate to the fixed Annuity Option, adjusted for any period certain or refund feature, to the total expected amount of annuity income payments for the term of the Contract (determined under Treasury Department regulations).

        Once the total amount of the investment in the contract is excluded using the above formulas, annuity payments will be fully taxable. If annuity income payments cease because of the death of the Annuitant and before the total amount of the investment in the contract is recovered, the unrecovered amount generally will be allowed as a deduction.

        There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another. A tax advisor should be consulted in those situations.

        Annuity income payments may be subject to federal income tax withholding requirements. (See "Federal Income Tax Income Withholding".) In addition, in the case of annuity income payments from certain Qualified Plans, mandatory withholding requirements may apply, unless a "direct rollover" of such annuity payments is made. (See "Direct Rollovers".)

Taxation of Death Benefit Proceeds

        Prior to the Annuity Commencement Date, amounts may be distributed from a Contract because of the death of an Owner or, in certain circumstances, the death of the Annuitant. Such death benefit proceeds are includable in income as follows:

  (1)
  if distributed in a lump sum, they are taxed in the same manner as a full surrender, as described above; or

  (2)
  if distributed under an Annuity Option, they are taxed in the same manner as annuity income payments, as described above.

        After the Annuity Commencement Date, where a guaranteed period exists under an Annuity Option, and the Annuitant dies before the end of that period, payments we make to the Beneficiary for the remainder of that period are includable in income as follows:

  (1)
  if received in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the contract at that time; or

  (2)
  if distributed in accordance with the existing Annuity Option selected, they are fully excluded from income until the remaining investment in the contract is deemed to be recovered, and all annuity income payments thereafter are fully includable in income.

        Proceeds payable on death may be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding".) In addition, in the case of such proceeds from certain Qualified Contracts, mandatory withholding requirements may apply, unless a "direct rollover" of such proceeds is made. (See "Direct Rollovers".)

Assignments, Pledges, and Gratuitous Transfers

        Other than in the case of Qualified Contracts (which generally cannot be assigned or pledged), any assignment or pledge of (or agreement to assign or pledge) any portion of the Contract Value is treated for federal income tax purposes as a surrender of such amount or portion. The investment in the contract is increased by the amount includable as income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If an Owner transfers a Contract without adequate consideration to a person other than the Owner's spouse (or to a former spouse incident to divorce), the Owner will be required to include in income the difference between his or her Contract Value and the investment in the contract at the time of transfer. In such case, the transferee's "investment in the contract" will be increased to reflect the increase in the transferor's income.

Penalty Tax on Premature Distributions

        Where a Contract has not been issued in connection with a Qualified Plan, there generally is a 10% penalty tax on the amount of any payment from the Contract that is includable in income unless the payment is:

  (a)
  received on or after the Owner reaches age 59 1/2;

  (b)
  attributable to the Owner's becoming disabled (as defined in the tax law);

  (c)
  made on or after the death of the Owner or, if the Owner is not an individual, on or after the death of the primary annuitant (as defined in the tax law);

  (d)
  made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and a designated beneficiary (as defined in the tax law); or

  (e)
  made under a Contract purchased with a single Purchase Payment when the annuity starting date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

             (Similar rules, discussed below, apply in the case of certain Qualified Contracts.)

Aggregation of Contracts

        In certain circumstances, the IRS may determine the amount of an annuity income payment or a surrender from a Contract that is includable in income by combining some or all of the annuity contracts a person owns that were not issued in connection with Qualified Plans. For example, if a person purchases a Contract offered by this Prospectus and also purchases at approximately the same time an immediate annuity issued by Protective Life, the IRS may treat the two contracts as one contract. Similarly, if a person transfers part of his or her interest in one annuity contract to purchase another annuity contract, the IRS might treat the two contracts as one contract. In addition, if a person purchases two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract for purposes of determining whether any payment that was not received as an annuity (including surrenders prior to the Annuity Commencement Date) is includable in income. The effects of such aggregation are not always clear; however, it could affect the amount of an annuity payment that is taxable and the amount which might be subject to the 10% penalty tax described above.

Exchanges of Annuity Contracts

        We may issue the Contract in exchange for all or part of another annuity contract that you own. Such an exchange will be tax free if certain requirements are satisfied. However, if you exchange part of an existing contract for the Contract, the IRS might treat the two contracts as one annuity contract in certain circumstances. (See "Aggregation of Contracts.") You should consult your tax adviser before attempting to exchange all or part of an existing annuity contract for the Contract.

Loss of Interest Deduction Where Contract Is Held By or For the Benefit of Certain Nonnatural Persons

        In the case of Contracts issued after June 8, 1997 to a nonnatural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, a portion of otherwise deductible interest may not be deductible by the entity, regardless of whether the interest relates to debt used to purchase or carry the Contract. However, this interest deduction disallowance does not affect Contracts where the income on such Contracts is treated as ordinary income that the Owner received or accrued during the taxable year. Entities that are considering purchasing the Contract, or entities that will be Beneficiaries under a Contract, should consult a tax adviser.

QUALIFIED RETIREMENT PLANS

In General

        The Contracts are also designed for use in connection with certain types of retirement plans which receive favorable treatment under the Internal Revenue Code. Numerous special tax rules apply to the participants in Qualified Plans and to Contracts used in connection with Qualified Plans. Therefore, we make no attempt in this Prospectus to provide more than general information about use of the Contract with the various types of Qualified Plans. State income tax rules applicable to Qualified Plans and Qualified Contracts often differ from federal income tax rules, and this prospectus does not describe any of these differences. Those who intend to use the Contract in connection with Qualified Plans should seek competent advice.

        The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for full surrenders, partial automatic withdrawals, partial surrenders, and annuity income payments under Qualified Contracts, there may be no "investment in the contract" and the total amount received may be taxable. Both the amount of the contribution that you and/or your employer may make, and the tax deduction or exclusion that you and/or your employer may claim for such contribution, are limited under Qualified Plans.

        If this Contract is used in connection with a Qualified Plan, the Owner and Annuitant generally must be the same individual. Additionally, for Contracts issued in connection with Qualified Plans subject to the Employee Retirement Income Security Act ("ERISA"), the spouse or former spouse of the Owner will have rights in the Contract. In such a case, the Owner may need the consent of the spouse or former spouse to change annuity options, to elect a partial automatic withdrawal option, or to make a partial or full surrender of the Contract.

        In addition, special rules apply to the time at which distributions must commence and the form in which the distributions must be paid. For example, the length of any guarantee period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Internal Revenue Code. Furthermore, failure to comply with minimum distribution requirements applicable to Qualified Plans will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the Qualified Plan. In the case of Individual Retirement Accounts or Annuities ("IRAs"), distributions of minimum amounts (as specified in the tax law) must generally commence by April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. In the case of certain other Qualified Plans, distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires. The death benefit under your Contract may affect the amount of the minimum required distribution that must be taken from your Contract.

        There may be a 10% penalty tax on the taxable amount of payments from certain Qualified Contracts. There are exceptions to this penalty tax which vary depending on the type of Qualified Plan. In the case of an IRA, exceptions provide that the penalty tax does not apply to a payment:

  (a)
  received on or after the Owner reaches age 59 1/2;

  (b)
  received on or after the Owner's death or because of the Owner's disability (as defined in the tax law); or

  (c)
  made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and his designated beneficiary (as defined in the tax law).

        These exceptions, as well as certain others not described herein, generally apply to taxable distributions from other Qualified Plans (although, in the case of plans qualified under sections 401 and 403, exception "c" above for substantially equal periodic payments applies only if the Owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs which are used for qualified first time home purchases or for higher education expenses. You must meet special conditions to qualify for these two exceptions to the penalty tax. Those wishing to take a distribution from an IRA for these purposes should consult their tax advisor.

        When issued in connection with a Qualified Plan, we will amend a Contract as generally necessary to conform to the requirements of the plan. However, Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, the Company shall not be bound by terms and conditions of Qualified Plans to the extent such terms and conditions contradict the Contract, unless the Company consents.

        Following are brief descriptions of various types of Qualified Plans in connection with which the Company may issue a Contract.

Individual Retirement Accounts and Annuities.

        Section 408 of the Internal Revenue Code permits eligible individuals to contribute to an individual retirement program known as an IRA. IRAs are subject to limits on the amounts that may be contributed and deducted, the persons who may be eligible and on the time when distributions may commence. Also, subject to the direct rollover and mandatory withholding requirements (discussed below), you may "roll over" distributions from certain Qualified Plans on a tax-deferred basis into an IRA.

        However, you may not use the Contract in connection with a "Coverdell Education Savings Account" (formerly known as an "Education IRA") under Section 530 of the Internal Revenue Code, a "Simplified Employee Pension" under Section 408(k) of the Internal Revenue Code, or a "Simple IRA" under Section 408(p) of the Internal Revenue Code.

Roth IRAs.

        Section 408A of the Internal Revenue Code permits eligible individuals to contribute to a type of IRA known as a "Roth IRA." Roth IRAs are generally subject to the same rules as non-Roth IRAs, but differ in several respects. Among the differences is that, although contributions to a Roth IRA are not deductible, "qualified distributions" from a Roth IRA will be excludable from income.

        A qualified distribution is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the Owner was made. Second, the distribution must be either (1) made after the Owner attains the age of 59 1/2; (2) made after the Owner's death; (3) attributable to the Owner being disabled; or (4) a qualified first-time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Internal Revenue Code. In addition, distributions from Roth IRAs need not commence when the Owner attains age 70 1/2. A Roth IRA may not accept rollover contributions from other qualified plans.

Corporate and Self-Employed ("H.R. 10" and "Keogh") Pension and Profit-Sharing Plans.

        Sections 401(a) and 403(a) of the Internal Revenue Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contract in order to provide benefits under the plans. It is possible the IRS could characterize the death benefit as an incidental death benefit. There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in currently taxable income to participants.

Section 403(b) Policies.

        Section 403(b) of the Internal Revenue Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Internal Revenue Code to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from gross income for tax purposes. Purchasers of the Contracts for use as a "Section 403(b) Policy" should seek competent advice as to eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with such Contracts. In particular, purchasers and their advisers should consider that the IRS could characterize these benefits as an incidental death benefit. If the death benefit were so characterized, this could result in currently taxable income to purchasers. In addition, there are limitations on the amount of incidental death benefits that may be provided under a Section 403(b) Policy.

        Section 403(b) Policies contain restrictions on withdrawals of:

  (i)
  contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988;

  (ii)
  earnings on those contributions; and

  (iii)
  earnings after December 31, 1988 on amounts attributable to salary reduction contributions held as of December 31, 1988.

        These amounts can be paid only if the employee has reached age 59 1/2, separated from service, died, become disabled, or in the case of hardship. Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon can not be distributed on account of hardship. (These limitations on withdrawals do not apply to the extent the Company is directed to transfer some or all of the Contract Value to the issuer of another Section 403(b) Policy or into a Section 403(b)(7) custodial account.)

Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations.

        Section 457 of the Internal Revenue Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for federal income tax purposes. The Contract will be issued in connection with a Section 457 deferred compensation plan sponsored by a state or local government only if the plan has established a trust to hold plan assets, including the Contract.

Direct Rollovers

        If your Contract is used in connection with a pension, profit-sharing, or annuity plan qualified under sections 401(a) or 403(a) of the Code, is a Section 403(b) Policy or is used with an eligible deferred compensation plan that has a government sponsor and that is qualifed under Section 457(b), any "eligible rollover distribution" from the Contract will be subject to direct rollover and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from a qualified pension plan under Section 401(a) of the Internal Revenue Code, qualified annuity plan under Section 403(a) of the Code, Section 403(b) annuity or custodial account, or an eligible Section 457(b) deferred compensation plan that has a government sponsor, excluding certain amounts (such as minimum distributions required under section 401(a)(9) of the Code, distributions which are part of a "series of substantially equal periodic payments" made for life or a specified period of 10 years or more, or hardship distributions as defined in the tax law).

        Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain Qualified Plans. Prior to receiving an eligible rollover distribution, you will receive a notice (from the plan administrator or the Company) explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct transfer.

FEDERAL INCOME TAX WITHHOLDING

        Protective Life will withhold and remit to the federal government a part of the taxable portion of each distribution made under a Contract unless the distributee notifies Protective Life at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, Protective Life may be required to withhold tax. The withholding rates applicable to the taxable portion of periodic annuity payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments (including surrenders prior to the Annuity Commencement Date) and conversions of, or rollovers from, non-Roth IRAs to Roth IRAs. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.

GENERAL MATTERS

The Contract

        The Contract and its attachments, including the copy of your application and any endorsements, riders and amendments, constitute the entire agreement between you and us. All statements in the application shall be considered representations and not warranties. The terms and provisions of this Contract are to be interpreted in accordance with the Internal Revenue Code and applicable regulations.

Error in Age or Gender

        When a benefit of the Contract is contingent upon any person's age or gender, we may require proof of such. We may suspend payments until proof is provided. When we receive satisfactory proof, we will make the payments which were due during the period of suspension. Where the use of unisex mortality rates is required, we will not determine or adjust benefits based upon gender.

        If after proof of age and gender (where applicable) is provided, we determine that the information you furnished was not correct, we will adjust any benefit under this Contract to that which would be payable based upon the correct information. If we have underpaid a benefit because of the error, we will make up the underpayment in a lump sum. If the error resulted in an overpayment, we will deduct the amount of the overpayment from any current or future payment due under the Contract. We will deduct up to the full amount of any current or future payment until the overpayment has been fully repaid. Underpayments and overpayments will bear interest at an annual effective interest rate of 3% when permitted by the state of issue.

Incontestability

        We will not contest the Contract.

Non-Participation

        The Contract is not eligible for dividends and will not participate in Protective Life's surplus or profits.

Assignment or Transfer of a Contract

        You have the right to assign or transfer a Contract if it is permitted by law. Generally, you do not have the right to assign or transfer a qualified Contract. We do not assume responsibility for any assignment or transfer. Any claim made under an assignment or transfer is subject to proof of the nature and extent of the assignee's or transferee's interest before we make a payment. Assignments and transfers have federal income tax consequences. An assignment or transfer may result in the Owner recognizing taxable income. (See "Taxation of Annuities in General, Assignments, Pledges and Gratuitous Transfers" in the prospectus.)

Notice

        All instructions and requests to change or assign the Contract must be in writing in a form acceptable to us, signed by the Owner(s), and received at our administrative office. The instruction, change or assignment will relate back to and take effect on the date it was signed, except we will not be responsible for following any instruction or making any change or assignment before we receive it.

Modification

        No one is authorized to modify or waive any term or provision of this Contract unless we agree to the modification or waiver in writing and it is signed by our President, Vice-President or Secretary. We reserve the right to change or modify the provisions of this Contract to conform to any applicable laws, rules or regulations issued by a government agency, or to assure continued qualification of the Contract as an annuity contract under the Internal Revenue Code. We will send you a copy of the endorsement that modifies the Contract, and where required we will obtain all necessary approvals, including that of the Owner(s).

Reports

        At least annually prior to the Annuity Commencement Date, we will send to you at the address contained in our records a report showing the current Contract Value and any other information required by law.

Settlement

        Benefits due under this Contract are payable from our administrative office. You may apply the settlement proceeds to any payout option we offer for such payments at the time you make the election. Unless directed otherwise in writing, we will make payments according to the Owner's instructions as contained in our records at the time we make the payment. We shall be discharged from all liability for payment to the extent of any payments we make.

Receipt of Payment

        If any Owner, Annuitant, Beneficiary or Payee is incapable of giving a valid receipt for any payment, we may make such payment to whomever has legally assumed his or her care and principal support. Any such payment shall fully discharge us to the extent of that payment.

Protection of Proceeds

        To the extent permitted by law and except as provided by an assignment, no benefits payable under this Contract will be subject to the claims of creditors.

Minimum Values

        The values available under the Contract are at least equal to the minimum values required in the state where the Contract is delivered.

Application of Law

        The provisions of the Contract are to be interpreted in accordance with the laws of the state where the Contract is delivered, with the Internal Revenue Code and with applicable regulations.

No Default

        The Contract will not be in default if subsequent Purchase Payments are not made.

DISTRIBUTION OF THE CONTRACTS

        We have entered into an agreement with Investment Distributors, Inc. ("IDI") under which IDI has agreed to distribute the Contracts on a "best efforts" basis. Under the agreement, IDI serves as principal underwriter (as defined under Federal securities laws and regulations) for the Contracts. IDI is a Tennessee corporation and was established in 1993. IDI, a wholly-owned subsidiary of PLC, is an affiliate of and shares the same address as Protective Life. IDI is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the NASD, Inc.

        IDI does not sell Contracts directly to purchasers. IDI enters into distribution agreements with other broker-dealers, including ProEquities, Inc., an affiliate of Protective Life and IDI, (collectively, "Selling Broker-Dealers") for the sale of the Contracts. Registered representatives of the Selling Broker-Dealers sell the Contracts directly to purchasers. Registered representatives of the Selling Broker-Dealers must be licensed as insurance agents by applicable state insurance authorities and appointed as agents of Protective Life in order to sell the Contracts.

        We pay commissions for sale of the Contracts. We pay commissions as a percentage of Purchase Payments at the time we receive them, as a percentage of Contract Value on an ongoing basis, or a combination of both. While commissions may vary, we do not expect them to exceed 5.0% of any Purchase Payment. As compensation for marketing, training and/or other services provided, we may pay Selling Broker-Dealers asset-based amounts, bonuses, overrides and marketing allowances in addition to ordinary commissions. These payments, which may be different for different Selling Broker-Dealers, will be made by Protective Life or IDI out of their own assets and will not change the amounts paid by Contract owners to purchase, hold or surrender their Contracts. These payments may be for: (1) "trail commissions" based on the assets in the Variable Account, (2) their "preferred product" treatment of the Contracts in their distribution activities, (3) their participation in sales promotions with regard to the Contracts, and (4) helping to defray the costs of sales conferences and educational seminars for the Selling Broker-Dealers' sales representatives. For complete information about what your sales representative and the Selling Broker-Dealer for whom he or she works may receive from us or IDI in connection with your purchase of a Contract, ask your sales representative. We may use any of our corporate assets to pay commissions and other costs of distributing the Contracts, including any profit from the mortality and expense risk charge or other fees and charges imposed under the Contracts.

        We pay commissions to Selling Broker-Dealers through IDI. IDI does not retain any commission payment or other amounts as principal underwriter for the Contracts. However, we may pay some or all of IDI's operating and other expenses. During the years ended December 31, 2001, 2002 and 2003, IDI received $17,757,922, $17,990,329 and $20,398,806, respectively in commissions and did not retain any of these commissions.

        Additionally, IDI receives fees assessed under Rule 12b-1 plans against shares of many of the Funds attributable to the Contracts. IDI may pay some or all of these amounts to us as compensation for our provision of distribution and shareholder support services relating to the Contracts on IDI's behalf. (See "Other Information about the Funds.")

        We offer the Contract on a continuous basis. While we anticipate continuing to offer the Contracts, we reserve the right to discontinue the offering at any time.

Inquiries

        You may make inquiries regarding a Contract by writing to Protective Life at its administrative office.

IMSA

        Protective Life Insurance Company is a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may include the IMSA logo and information about IMSA membership in its advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

LEGAL PROCEEDINGS

        Protective Life and its subsidiaries, like other insurance companies, in the ordinary course of business are involved in some class action and other lawsuits, or alternatively in arbitration. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and material settlement payments have been made. Although the outcome of any litigation or arbitration cannot be predicted, Protective Life believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on IDI's, Protective Life's or the Variable Account's financial position.

        The SEC has requested information from Protective Life relating to market timing and late trading of mutual funds and variable insurance products. Protective Life believes that these inquiries are similar to those made to many financial service companies as part of an industry-wide investigation by the SEC into the practices, policies, and procedures relating to trading in mutual fund shares. Protective Life has responded to these information requests and is not aware of any problems with respect to such matters involving IDI, Protective Life, or the Variable Account.

VOTING RIGHTS

        In accordance with its view of applicable law, Protective Life will vote the Fund shares held in the Variable Account at special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Sub-Accounts. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or Protective Life determines that it is allowed to vote such shares in its own right, it may elect to do so.

        The number of votes available to an Owner will be calculated separately for each Sub-Account of the Variable Account, and may include fractional votes. The number of votes attributable to a Sub-Account will be determined by applying an Owner's percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. An Owner holds a voting interest in each Sub- Account to which that Owner has allocated Accumulation Units or Annuity Units. Before the Annuity Commencement Date, the Owner's percentage interest, if any, will be percentage of the dollar value of Accumulation Units allocated for his or her Contract to the total dollar value of that Sub-Account. On or after the Annuity Commencement Date, the Owner's percentage interest, if any, will be percentage of the dollar value of the liability for future variable income payments to be paid from the Sub-Account to the total dollar value of that Sub-Account. The liability for future payments is calculated on the basis of the mortality assumptions, (if any), the Assumed Investment Return and the Annuity Unit Value of that Sub-Account. Generally, as variable income payments are made to the payee, the liability for future payments decreases as does the number of votes.

        The number of votes which are available to the Owner will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of that Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the Fund.

        Shares as to which no timely instructions are received and shares held by Protective Life in a Sub-Account as to which no Owner has a beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in that Sub-Account. Voting instructions to abstain on any item to be voted upon will be applied to reduce the votes eligible to be cast on that item.

        Each person having a voting interest in a Sub-Account will receive proxy materials, reports, and other material relating to the appropriate Fund.

FINANCIAL STATEMENTS

        The audited statement of assets and liabilities of The Protective Variable Annuity Separate Account as of December 31, 2003 and the related statement of operations for the year then ended and the statements of changes in net assets for the years ended December 31, 2003 and 2002 as well as the Report of Independent Auditors are contained in the Statement of Additional Information.

        The audited consolidated balance sheets for Protective Life as of December 31, 2003 and 2002 and the related consolidated statements of income, share-owner's equity, and cash flows for the three years in the period ended December 31, 2003 and the related financial statement schedules as well as the Report of Independent Auditors are contained in the Statement of Additional Information.

STATEMENT OF ADDITIONAL INFORMATION

Page
SAFEKEEPING OF ACCOUNT ASSETS	3
STATE REGULATION	3
RECORDS AND REPORTS	3
LEGAL MATTERS	3
INDEPENDENT ACCOUNTANTS	3
OTHER INFORMATION	3
FINANCIAL STATEMENTS	4

APPENDIX A

EXAMPLE OF DEATH BENEFIT CALCULATIONS

        Assume an Owner is 55 on the Effective Date, 1/1/yy. Assume the following transactions occur prior to the Owner's death and that the Contract Value before the partial surrender on 4/1/(yy+2) is $125,000.

Date	Transaction	Amount
1/1/yy	Purchase Payment	$100,000
4/1/(yy+2)	Partial Surrender	$25,000
10/1(yy+4)	Purchase Payment	$80,000

        The Contract Values on each Contract Anniversary are shown below. These Contract Values are hypothetical and are solely for the purpose of illustrating death benefit calculations. The Contract Values presented are net of all expenses and charges including Fund expenses and Periodic Charges. This illustration does not reflect historical investment results, nor does it predict or guarantee future investment results. Actual results may be higher or lower.

Anniversary Date	Contract Value
1/1(yy+1)	$120,000
1/1(yy+2)	$130,000
1/1(yy+3)	$105,000
1/1(yy+4)	$110,000
1/1(yy+5)	$180,000

        Finally, assume the Owner dies on 7/1(yy+5) when the Contract Value is $185,000. Also assume that proof of death was provided immediately, and no premium tax is applicable.

Death Benefit

        The death benefit payable is the greater of:

  (1)
  Contract Value of $185,000 or,

  (2)
  aggregate Purchase Payments less an adjustment for each surrender*, or $180,000 less $20,000 equals $160,000.

        The death benefit payable is then $185,000.

*
The adjustment for each partial surrender is the amount that reduces the death benefit at the time of the surrender in the same proportion that the amount surrendered reduces the Contract Value. If the Contract Value is lower than the death benefit at the time of the partial surrender, the adjustment will be larger than the amount surrendered. In this example, the $25,000 partial surrender reduces the $125,000 Contract Value on the date of the surrender by 20%. The amount that would reduce the death benefit in the same proportion on the date of the partial surrender is 20% of $100,000, or $20,000.

A-1

APPENDIX B

EXPLANATION OF THE VARIABLE INCOME PAYMENT CALCULATION

        Assuming an Annuity Value of $100,000 on the Annuity Commencement Date and annual variable income payments selected under Option A with a 5 year certain period, the dollar amount of the payment determined, but not paid, on the Annuity Commencement Date is calculated using an interest assumption of 5%, as shown below.

        There are 5 annual payments scheduled. Assuming an interest rate of 5%, the applied Annuity Value is then assumed to have a balance of $0 after the last payment is made at the end of the 5th year. The amount of the payment determined on the Annuity Commencement Date is the amount necessary to force this balance to $0.

Date	Interest Earned During Year at 5%	Annuity Value Before Payment	Payment Made	Annuity Value After Payment
Annuity Commencement Date		$100,000.00	$0.00	$100,000.00
End of 1st year	$5,000.00	$105,000.00	$23,097.48	$81,902.52
End of 2nd year	$4,095.13	$85,997.65	$23,097.48	$62,900.17
End of 3rd year	$3,145.01	$66,045.17	$23,097.48	$42,947.69
End of 4th year	$2,147.38	$45,095.08	$23,097.48	$21,997.60
End of 5th year	$1,099.88	$23,097.48	$23,097.48	$0.00

        Assuming an interest rate of 5%, a payment of $23,097.48 is determined, but not paid, on the Annuity Commencement Date.

        The actual variable income payment made at the end of the 1st year will equal $23,097.48 only if the net investment return during the 1st year equals 5%. If the net investment return exceeds 5%, then the 1st payment will exceed $23,097.48. If the net investment return is less than 5%, then the 1st payment will be less than $23,097.48.

        Subsequent variable payments will vary based on the net investment return during the year in which the payment is scheduled to be made. A payment will equal the payment made at the end of the prior year only if the net investment return equals 5%. If the net investment return exceeds 5%, then the payment will exceed the prior payment. If the net investment return is less than 5%, then the payment will be less than the prior payment.

EXPLANATION OF THE COMMUTED VALUE CALCULATION

        A Contract may be fully or partially surrendered for a commuted value while variable income payments under Annuity Option A are being made. (See "Annuity Options.") If the Contract is surrendered, the amount payable will be the commuted value of future payments at the assumed interest rate of 5%, which will be equal to the values shown in the column titled "Annuity Value after Payment," above.

B-1

APPENDIX C

CONDENSED FINANCIAL INFORMATION

        Because the class of accumulation units available in the Contract was not offered before the date of this prospectus, we did not have and therefore could not include accumulation unit values as of December 31, 2003.

C-1

      Please tear off, complete and return this form to order a free Statement of Additional Information for the Contracts offered under the prospectus. Address the form to Protective Life's Life and Annuity Division, customer service center at the address shown on the cover.

        Please send me a free copy of the Statement of Additional Information for the Protective ValuesSM Advantage Variable Annuity.

Name

Address

City, State, Zip

Daytime Telephone Number

PART B

INFORMATION REQUIRED TO BE IN
THE STATEMENT OF ADDITIONAL INFORMATION

PROTECTIVE LIFE INSURANCE COMPANY
P.O. Box 10648
Birmingham, Alabama 35202-0648
Telephone: 1-800-456-6330

STATEMENT OF ADDITIONAL INFORMATION
PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT
PROTECTIVE VALUESSM ADVANTAGE VARIABLE ANNUITY
A FLEXIBLE PREMIUM
DEFERRED VARIABLE AND FIXED ANNUITY CONTRACT

        This Statement of Additional Information contains information in addition to the information described in the Prospectus for the Protective ValuesSM Advantage Variable Annuity, a group and individual flexible premium deferred variable and fixed annuity contract (the "Contract") offered by Protective Life Insurance Company. This Statement of Additional Information is not a Prospectus. It should be read only in conjunction with the Prospectuses for the Contract and the Funds. The Prospectus for the Contract is dated the same as this Statement of Additional Information. You may obtain a copy of the Prospectus by writing or calling us at our address or phone number shown above.

        THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS MAY 10, 2004.

STATEMENT OF ADDITIONAL INFORMATION

Page
SAFEKEEPING OF ACCOUNT ASSETS	3
STATE REGULATION	3
RECORDS AND REPORTS	3
LEGAL MATTERS	3
INDEPENDENT ACCOUNTANTS	3
OTHER INFORMATION	3
FINANCIAL STATEMENTS	4

2

SAFEKEEPING OF ACCOUNT ASSETS

        Title to the assets of the Variable Account is held by Protective Life. The assets are kept physically segregated and held separate and apart from the Company's General Account assets and from the assets in any other separate account.

        Records are maintained of all purchases and redemptions of Fund shares held by each of the Sub-Accounts.

        The officers and employees of Protective Life are covered by an insurance company blanket bond issued in the amount of $20 million dollars. The bond insures against dishonest and fraudulent acts of officers and employees.

STATE REGULATION

        Protective Life is subject to regulation and supervision by the Department of Insurance of the State of Tennessee which periodically examines its affairs. It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. Where required, a copy of the Contract form has been filed with, and, if applicable, approved by, insurance officials in each jurisdiction where the Contracts are sold. Protective Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

RECORDS AND REPORTS

        Protective Life will maintain all records and accounts relating to the Variable Account. As presently required by the 1940 Act and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to Owner(s) periodically at the last known address.

LEGAL MATTERS

        Sutherland, Asbill & Brennan LLP of Washington, D. C. has provided advice on certain matters relating to the federal securities laws.

INDEPENDENT ACCOUNTANTS

        The statement of assets and liabilities of The Protective Variable Annuity Separate Account as of December 31, 2003 and the related statement of operations for the year then ended and the statements of changes in net assets for the years ended December 31, 2003 and 2002 and the consolidated balance sheets of Protective Life as of December 31, 2003 and 2002 and the related consolidated statements of income, share-owner's equity and cash flows for each of the three years ended December 31, 2003 and the related financial statement schedules included in this Statement of Additional Information and in the registration statement have been so included herein in reliance on the report of PricewaterhouseCoopers LLP, Birmingham, Alabama, independent accountants, given on the authority of said firm as experts in accounting and auditing.

OTHER INFORMATION

        A registration statement has been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included

3

in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 450 Fifth Street, N. W., Washington, D.C. 20549.

FINANCIAL STATEMENTS

        The audited statement of assets and liabilities of The Protective Variable Annuity Separate Account as of December 31, 2003 and the related statement of operations for the year then ended and the statements of changes in net assets for the years ended December 31, 2003 and 2002 as well as the Report of Independent Auditors are contained herein.

        The audited consolidated balance sheets for Protective Life as of December 31, 2003 and 2002 and the related consolidated statements of income, share-owner's equity, and cash flows for each of the three years in the period ended December 31, 2003 as well as the Report of Independent Auditors are contained herein.

        Financial Statements follow this page.

4

        All other schedules to the financial statements required by Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

REPORT OF INDEPENDENT AUDITORS

To the Contract Owners of The Protective Variable Annuity Separate Account
and the Board of Directors of
Protective Life Insurance Company

        In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of the subaccounts, as listed in Note 1 to such financial statements, of The Protective Variable Annuity Separate Account, at December 31, 2003, and the results of each of their operations and changes in each of their net assets for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of Protective Life Insurance Company; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of fund shares owned at December 31, 2003 by correspondence with the transfer agent of the investee mutual funds, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Birmingham, Alabama

April 15, 2004

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 2003
(In Thousands)

	Goldman Sachs Growth & Income	Goldman Sachs International Equity	Goldman Sachs CORE US Equity	Goldman Sachs CORE Small Cap	Goldman Sachs Capital Growth	Goldman Sachs Mid-Cap Value	Calvert Social Small Cap Growth
Assets
Investment in sub-accounts at market value	$175,645	$83,232	$166,281	$105,882	$128,404	$28	$2,317
Receivable from Protective Life Insurance Company	0	0	0	0	0	0	0

Total assets	$175,645	$83,232	$166,281	$105,882	$128,404	$28	$2,317

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED

December 31, 2003
(In Thousands)

	Calvert Social Balanced	MFS Emerging Growth	MFS Research	MFS Investors Trust	MFS Total Return	MFS New Discovery	MFS Utilities
Assets
Investment in sub-accounts at market value	$9,379	$21,428	$35,339	$54,084	$132,202	$12,096	$10,270
Receivable from Protective Life Insurance Company	0	0	0	0	0	0	0

Total assets	$9,379	$21,428	$35,339	$54,084	$132,202	$12,096	$10,270

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED

December 31, 2003
(In Thousands)

	MFS Investors Growth Stock	MFS Emerging Growth SS	MFS Research SS	MFS Investors Trust SS	MFS Total Return SS	MFS New Discovery SS	MFS Utilities SS
Assets
Investment in sub-accounts at market value	$13,232	$107	$90	$566	$6,392	$318	$157
Receivable from Protective Life Insurance Company	0	0	0	0	0	0	0

Total assets	$13,232	$107	$90	$566	$6,392	$318	$157

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED

December 31, 2003
(In Thousands)

	MFS Investors Growth Stock SS	Oppenheimer Money Fund	Oppenheimer Aggressive Growth	Oppenheimer Capital Appreciation	Oppenheimer Main Street	Oppenheimer Strategic Bond	Oppenheimer Global Securities
Assets
Investment in sub-accounts at market value	$587	$13,875	$16,177	$61,858	$68,569	$99,303	$28,566
Receivable from Protective Life Insurance Company	0	3	0	0	0	0	0

Total assets	$587	$13,878	$16,177	$61,858	$68,569	$99,303	$28,566

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED

December 31, 2003
(In Thousands)

	Oppenheimer High Income	Oppenheimer Aggressive Growth SS	Oppenheimer Capital Appreciation SS	Oppenheimer Main Street SS	Oppenheimer Strategic Bond SS	Oppenheimer Global Securities SS	Oppenheimer High Income SS
Assets
Investment in sub-accounts at market value	$16,457	$70	$1,057	$1,049	$2,035	$463	$846
Receivable from Protective Life Insurance Company	0	0	0	0	0	0	0

Total assets	$16,457	$70	$1,057	$1,049	$2,035	$463	$846

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED

December 31, 2003
(In Thousands)

	Van Eck Hard Asset	Van Eck Real Estate	Van Kampen Emerging Growth	Van Kampen Enterprise	Van Kampen Comstock	Van Kampen Growth & Income	Van Kampen Aggressive Growth
Assets
Investment in sub-accounts at market value	$492	$1,169	$33,926	$36,836	$145,841	$153,568	$2,970
Receivable from Protective Life Insurance Company	0	0	0	0	0	0	0

Total assets	$492	$1,169	$33,926	$36,836	$145,841	$153,568	$2,970

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED

December 31, 2003
(In Thousands)

	Van Kampen UIF Equity & Income II	Van Kampen Government Portfolio II	Van Kampen Emerging Growth II	Van Kampen Enterprise II	Van Kampen Comstock II	Van Kampen Growth & Income II	Lord Abbett Growth & Income
Assets
Investment in sub-accounts at market value	$12,215	$3,650	$1,530	$1,649	$9,138	$6,771	$105,248
Receivable from Protective Life Insurance Company	0	0	0	0	0	0	0

Total assets	$12,215	$3,650	$1,530	$1,649	$9,138	$6,771	$105,248

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED

December 31, 2003
(In Thousands)

	Lord Abbett Bond Debenture	Lord Abbett Mid-Cap Value	Lord Abbett Growth Opportunities	Lord Abbett America's Value	Total
Assets
Investment in sub-accounts at market value	$78,975	$62,268	$2,049	$3,237	$1,929,893
Receivable from Protective Life Insurance Company	0	0	0	0	3

Total assets	$78,975	$62,268	$2,049	$3,237	$1,929,896

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS

Year Ended December 31, 2003
(In Thousands)

	PIC Global Income	Goldman Sachs Growth & Income	Goldman Sachs International Equity	Goldman Sachs CORE US Equity	Goldman Sachs CORE Small Cap	Goldman Sachs Capital Growth	Calvert Social Small Cap Growth
Investment income
Dividends	$3,388	$5,387	$3,787	$2,275	$1,211	$1,236	$28

Expense
Mortality and expense risk and administrative charges	705	2,130	1,002	2,101	1,216	1,599	27

Net investment income (loss)	2,683	3,257	2,785	174	(5)	(363)	1

Net realized and unrealized gains (losses) on investments
Net realized gain (loss) from redemption of investment shares	(1,675)	(2,394)	(7,648)	(10,347)	1,123	(6,016)	(10)
Capital gain distribution	0	0	0	0	34,690	0	0

Net realized gain (loss) on investments	(1,675)	(2,394)	(7,648)	(10,347)	35,813	(6,016)	(10)
Net unrealized appreciation (depreciation) on investments during the period	(60)	32,296	26,203	48,366	(5,968)	30,363	660

Net realized and unrealized gain (loss) on investments	(1,735)	29,902	18,555	38,019	29,845	24,347	650

Net increase (decrease) in net assets resulting from operations	$948	$33,159	$21,340	$38,193	$29,840	$23,984	$651

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED

Year Ended December 31, 2003
(In Thousands)

	Calvert Social Balanced	MFS Emerging Growth	MFS Research	MFS Investors Trust	MFS Total Return	MFS New Discovery	MFS Utilities
Investment income
Dividends	$167	$0	$228	$344	$1,898	$0	$198

Expense
Mortality and expense risk and administrative charges	127	285	468	697	1,486	146	120

Net investment income (loss)	40	(285)	(240)	(353)	412	(146)	78

Net realized and unrealized gains (losses) on investments
Net realized gain (loss) from redemption of investment shares	(329)	(3,026)	(4,066)	(2,966)	209	(608)	(629)
Capital gain distribution	0	0	0	0	0	0	0

Net realized gain (loss) on investments	(329)	(3,026)	(4,066)	(2,966)	209	(608)	(629)
Net unrealized appreciation (depreciation) on investments during the period	1,766	8,298	11,214	12,814	15,923	3,615	3,138

Net realized and unrealized gain (loss) on investments	1,437	5,272	7,148	9,848	16,132	3,007	2,509

Net increase (decrease) in net assets resulting from operations	$1,477	$4,987	$6,908	$9,495	$16,544	$2,861	$2,587

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED

Year Ended December 31, 2003
(In Thousands)

	MFS Investors Growth Stock	MFS Emerging Growth SS	MFS Research SS	MFS Investors Trust SS	MFS Total Return SS	MFS New Discovery SS	MFS Utilities SS
Investment income
Dividends	$0	$0	$0	$0	$0	$0	$0

Expense
Mortality and expense risk and administrative charges	162	0	0	2	17	1	0

Net investment income (loss)	(162)	0	0	(2)	(17)	(1)	0

Net realized and unrealized gains (losses) on investments
Net realized gain (loss) from redemption of investment shares	(250)	1	1	0	1	(4)	0
Capital gain distribution	0	0	0	0	0	0	0

Net realized gain (loss) on investments	(250)	1	1	0	1	(4)	0
Net unrealized appreciation (depreciation) on investments during the period	2,703	3	6	36	334	17	13

Net realized and unrealized gain (loss) on investments	2,453	4	7	36	335	13	13

Net increase (decrease) in net assets resulting from operations	$2,291	$4	$7	$34	$318	$12	$13

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED

Year Ended December 31, 2003
(In Thousands)

	MFS Investors Growth Stock SS	Oppenheimer Money Fund	Oppenheimer Aggressive Growth	Oppenheimer Capital Appreciation	Oppenheimer Main Street	Oppenheimer Strategic Bond	Oppenheimer Global Securities
Investment income
Dividends	$0	$150	$0	$209	$609	$3,127	$174

Expense
Mortality and expense risk and administrative charges	2	262	219	736	853	708	308

Net investment income (loss)	(2)	(112)	(219)	(527)	(244)	2,419	(134)

Net realized and unrealized gains (losses) on investments
Net realized gain (loss) from redemption of investment shares	0	0	(3,087)	(4,048)	(3,078)	470	(1,046)
Capital gain distribution	0	0	0	0	0	0	0

Net realized gain (loss) on investments	0	0	(3,087)	(4,048)	(3,078)	470	(1,046)
Net unrealized appreciation (depreciation) on investments during the period	24	0	6,574	18,616	17,380	5,070	9,462

Net realized and unrealized gain (loss) on investments	24	0	3,487	14,568	14,302	5,540	8,416

Net increase (decrease) in net assets resulting from operations	$22	$(112)	$3,268	$14,041	$14,058	$7,959	$8,282

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED

For the Year Ended December 31, 2003
(In Thousands)

	Oppenheimer High Income	Oppenheimer Aggressive Growth SS	Oppenheimer Capital Appreciation SS	Oppenheimer Main Street SS	Oppenheimer Strategic Bond SS	Oppenheimer Global Securities SS	Oppenheimer High Income SS
Investment income
Dividends	$836	$0	$0	$0	$0	$0	$0

Expense
Mortality and expense risk and administrative charges	177	0	3	3	4	1	3

Net investment income (loss)	659	0	(3)	(3)	(4)	(1)	(3)

Net realized and unrealized gains (losses) on investments
Net realized gain (loss) from redemption of investment shares	36	0	0	1	1	10	1
Capital gain distribution	0	0	0	0	0	0	0

Net realized gain (loss) on investments	36	0	0	1	1	10	1
Net unrealized appreciation (depreciation) on investments during the period	1,987	1	77	79	62	48	39

Net realized and unrealized gain (loss) on investments	2,023	1	77	80	63	58	40

Net increase (decrease) in net assets resulting from operations	$2,682	$1	$74	$77	$59	$57	$37

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED

Year Ended December 31, 2003
(In Thousands)

	Van Eck Hard Asset	Van Eck Real Estate	Van Kampen Emerging Growth	Van Kampen Enterprise	Van Kampen Comstock	Van Kampen Growth & Income	Van Kampen Aggressive Growth
Investment income
Dividends	$2	$23	$0	$158	$1,090	$1,091	$0

Expense
Mortality and expense risk and administrative charges	7	14	376	406	1,422	1,545	27

Net investment income (loss)	(5)	9	(376)	(248)	(332)	(454)	(27)

Net realized and unrealized gains (losses) on investments
Net realized gain (loss) from redemption of investment shares	(30)	3	(903)	(180)	(43)	132	(24)
Capital gain distribution	0	0	0	0	0	0	0

Net realized gain (loss) on investments	(30)	3	(903)	(180)	(43)	132	(24)
Net unrealized appreciation (depreciation) on investments during the period	183	287	8,057	7,596	31,482	31,223	662

Net realized and unrealized gain (loss) on investments	153	290	7,154	7,416	31,439	31,355	638

Net increase (decrease) in net assets resulting from operations	$148	$299	$6,778	$7,168	$31,107	$30,901	$611

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED

Year Ended December 31, 2003
(In Thousands)

	Van Kampen UIF Equity & Income II	Van Kampen Government Portfolio II	Van Kampen Emerging Growth II	Van Kampen Enterprise II	Van Kampen Comstock II	Van Kampen Growth & Income II	Lord Abbett Growth & Income
Investment income
Dividends	$55	$0	$0	$0	$0	$0	$615

Expense
Mortality and expense risk and administrative charges	37	8	4	4	21	17	772

Net investment income (loss)	18	(8)	(4)	(4)	(21)	(17)	(157)

Net realized and unrealized gains (losses) on investments
Net realized gain (loss) from redemption of investment shares	2	3	0	0	0	0	7
Capital gain distribution	31	0	0	0	0	0	0

Net realized gain (loss) on investments	33	3	0	0	0	0	7
Net unrealized appreciation (depreciation) on investments during the period	764	28	65	112	739	582	19,177

Net realized and unrealized gain (loss) on investments	797	31	65	112	739	582	19,184

Net increase (decrease) in net assets resulting from operations	$815	$23	$61	$108	$718	$565	$19,027

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED

Year Ended December 31, 2003
(In Thousands)

	Lord Abbett Bond Debenture	Lord Abbett Mid-Cap Value	Lord Abbett Growth Opportunities	Lord Abbett America's Value	Total
Investment income
Dividends	$2,960	$284	$0	$35	$31,565

Expense
Mortality and expense risk and administrative charges	577	448	5	9	21,269

Net investment income (loss)	2,383	(164)	(5)	26	10,296

Net realized and unrealized gains (losses) on investments
Net realized gain (loss) from redemption of investment shares	15	10	4	(2)	(50,379)
Capital gain distribution	643	587	0	26	35,977

Net realized gain (loss) on investments	658	597	4	24	(14,402)
Net unrealized appreciation (depreciation) on investments during the period	4,387	9,764	112	206	366,585

Net realized and unrealized gain (loss) on investments	5,045	10,361	116	230	352,183

Net increase (decrease) in net assets resulting from operations	$7,428	$10,197	$111	$256	$362,479

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS

Year Ended December 31, 2003
(In Thousands)

	PIC Global Income	Goldman Sachs Growth & Income	Goldman Sachs International Equity	Goldman Sachs CORE US Equity	Goldman Sachs CORE Small Cap	Goldman Sachs Capital Growth	Goldman Sachs Mid-Cap Value
From operations
Net investment income (loss)	$2,683	$3,257	$2,785	$174	$(5)	$(363)	$0
Net realized gain (loss) on investments	(1,675)	(2,394)	(7,648)	(10,347)	35,813	(6,016)	0
Net unrealized appreciation (depreciation) of investments during the period	(60)	32,296	26,203	48,366	(5,968)	30,363	0

Net increase (decrease) in net assets resulting from operations	948	33,159	21,340	38,193	29,840	23,984	0

From variable annuity contract transactions
Contract owners' net payments	1,962	3,700	1,239	2,379	1,813	2,524	21
Contract maintenance fees	(27)	(102)	(50)	(101)	(52)	(80)	0
Surrenders	(5,560)	(12,663)	(5,817)	(12,618)	(6,765)	(8,353)	0
Death benefits	(1,300)	(2,832)	(1,174)	(2,433)	(1,303)	(1,554)	0
Transfers (to) from other portfolios	(49,767)	7,316	(3,173)	(8,496)	2,925	253	7

Net increase (decrease) in net assets resulting from variable annuity policy transactions	(54,692)	(4,581)	(8,975)	(21,269)	(3,382)	(7,210)	28

Net increase (decrease) in net assets	(53,744)	28,578	12,365	16,924	26,458	16,774	28
Net assets, beginning of year	53,744	147,067	70,867	149,357	79,424	111,630	0

Net assets, end of year	$0	$175,645	$83,232	$166,281	$105,882	$128,404	$28

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED

Year Ended December 31, 2003
(In Thousands)

	Calvert Social Small Cap Growth	Calvert Social Balanced	MFS Emerging Growth	MFS Research	MFS Investors Trust	MFS Total Return	MFS New Discovery
From operations
Net investment income (loss)	$1	$40	$(285)	$(240)	$(353)	$412	$(146)
Net realized gain (loss) on investments	(10)	(329)	(3,026)	(4,066)	(2,966)	209	(608)
Net unrealized appreciation (depreciation) of investments during the period	660	1,766	8,298	11,214	12,814	15,923	3,615

Net increase (decrease) in net assets resulting from operations	651	1,477	4,987	6,908	9,495	16,544	2,861

From variable annuity contract transactions
Contract owners' net payments	23	71	119	166	426	2,365	112
Contract maintenance fees	(1)	(7)	(20)	(26)	(30)	(48)	(7)
Surrenders	(66)	(450)	(1,627)	(2,265)	(3,744)	(7,024)	(857)
Death benefits	(3)	(150)	(307)	(334)	(1,194)	(1,747)	(84)
Transfers (to) from other portfolios	(122)	(683)	(1,703)	(3,442)	(2,220)	29,722	348

Net increase (decrease) in net assets resulting from variable annuity policy transactions	(169)	(1,219)	(3,538)	(5,901)	(6,762)	23,268	(488)

Net increase (decrease) in net assets	482	258	1,449	1,007	2,733	39,812	2,373
Net assets, beginning of year	1,835	9,121	19,979	34,332	51,351	92,390	9,723

Net assets, end of year	$2,317	$9,379	$21,428	$35,339	$54,084	$132,202	$12,096

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED

Year Ended December 31, 2003
(In Thousands)

	MFS Utilities	MFS Investors Growth Stock	MFS Emerging Growth SS	MFS Research SS	MFS Investors Trust SS	MFS Total Return SS	MFS New Discovery SS
From operations
Net investment income (loss)	$78	$(162)	$0	$0	$(2)	$(17)	$(1)
Net realized gain (loss) on investments	(629)	(250)	1	1	0	1	(4)
Net unrealized appreciation (depreciation) of investments during the period	3,138	2,703	3	6	36	334	17

Net increase (decrease) in net assets resulting from operations	2,587	2,291	4	7	34	318	12

From variable annuity contract transactions
Contract owners' net payments	128	186	75	74	365	3,400	255
Contract maintenance fees	(5)	(6)	0	0	0	0	0
Surrenders	(673)	(1,261)	(26)	(26)	(1)	(136)	(6)
Death benefits	(114)	(217)	0	0	0	(60)	0
Transfers (to) from other portfolios	160	1,323	54	35	168	2,870	57

Net increase (decrease) in net assets resulting from variable annuity policy transactions	(504)	25	103	83	532	6,074	306

Net increase (decrease) in net assets	2,083	2,316	107	90	566	6,392	318
Net assets, beginning of year	8,187	10,916	0	0	0	0	0

Net assets, end of year	$10,270	$13,232	$107	$90	$566	$6,392	$318

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED

Year Ended December 31, 2003
(In Thousands)

	MFS Utilities SS	MFS Investors Growth Stock SS	Oppenheimer Money Fund	Oppenheimer Aggressive Growth	Oppenheimer Capital Appreciation	Oppenheimer Main Street	Oppenheimer Strategic Bond
From operations
Net investment income (loss)	$0	$(2)	$(112)	$(219)	$(527)	$(244)	2,419
Net realized gain (loss) on investments	0	0	—	(3,087)	(4,048)	(3,078)	470
Net unrealized appreciation (depreciation) of investments during the period	13	24	—	6,574	18,616	17,380	5,070

Net increase (decrease) in net assets resulting from operations	13	22	(112)	3,268	14,041	14,058	7,959

From variable annuity contract transactions
Contract owners' net payments	86	431	2,889	174	788	785	566
Contract maintenance fees	0	0	(10)	(17)	(38)	(37)	(25)
Surrenders	0	(8)	(11,096)	(1,225)	(3,968)	(4,762)	(4,677)
Death benefits	0	0	(398)	(179)	(621)	(923)	(1,288)
Transfers (to) from other portfolios	58	142	(694)	(1,318)	933	(2,031)	51,892

Net increase in net assets resulting from variable annuity policy transactions	144	565	(9,309)	(2,565)	(2,906)	(6,968)	46,468

Net increase in net assets	157	587	(9,421)	703	11,135	7,090	54,427
Net assets, beginning of year	0	0	23,299	15,474	50,723	61,479	44,876

Net assets, end of year	$157	$587	$13,878	$16,177	$61,858	$68,569	$99,303

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED

Year Ended December 31, 2003
(In Thousands)

	Oppenheimer Global Securities	Oppenheimer High Income	Oppenheimer Aggressive Growth SS	Oppenheimer Capital Appreciation SS	Oppenheimer Main Street SS	Oppenheimer Strategic Bond SS	Oppenheimer Global Securities SS
From operations
Net investment income (loss)	$(134)	$659	$(0)	$(3)	$(3)	$(4)	$(1)
Net realized gain (loss) on investments	(1,046)	36	0	0	1	1	10
Net unrealized appreciation (depreciation) of investments during the period	9,462	1,987	1	77	79	62	48

Net increase (decrease) in net assets resulting from operations	8,282	2,682	1	74	77	59	57

From variable annuity contract transactions
Contract owners' net payments	443	615	56	594	716	892	285
Contract maintenance fees	(12)	(5)	0	0	0	0	0
Surrenders	(1,450)	(1,448)	0	(5)	(58)	(121)	(402)
Death benefits	(195)	(206)	0	0	0	0	0
Transfers (to) from other portfolios	668	5,132	13	394	314	1,205	523

Net increase in net assets resulting from variable annuity policy transactions	(546)	4,088	69	983	972	1,976	406

Net increase (decrease) in net assets	7,736	6,770	70	1,057	1,049	2,035	463
Net assets, beginning of year	20,830	9,687	0	0	0	0	0

Net assets, end of year	$28,566	$16,457	$70	$1,057	$1,049	$2,035	$463

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED

Year Ended December 31, 2003
(In Thousands)

	Oppenheimer High Income SS	Van Eck Hard Asset	Van Eck Real Estate	Van Kampen Emerging Growth	Van Kampen Enterprise	Van Kampen Comstock	Van Kampen Growth & Income
From operations
Net investment income (loss)	$(3)	$(5)	$9	$(376)	$(248)	$(332)	$(454)
Net realized gain (loss) on investments	1	(30)	3	(903)	(180)	(43)	132
Net unrealized appreciation (depreciation) of investments during the period	39	183	287	8,057	7,596	31,482	31,223

Net increase (decrease) in net assets resulting from operations	37	148	299	6,778	7,168	31,107	30,901

From variable annuity contract transactions
Contract owners' net payments	608	0	5	629	631	2,778	2,610
Contract maintenance fees	0	0	0	(17)	(14)	(47)	(46)
Surrenders	(207)	(28)	(86)	(1,651)	(1,886)	(6,344)	(7,384)
Death benefits	0	0	(4)	(340)	(501)	(1,318)	(1,459)
Transfers (to) from other portfolios	408	(246)	(108)	2,263	3,034	30,384	31,494

Net increase in net assets resulting from variable annuity policy transactions	809	(274)	(193)	884	1,264	25,453	25,215

Net increase (decrease) in net assets	846	(126)	106	7,662	8,432	56,560	56,116
Net assets, beginning of year	0	618	1,063	26,264	28,404	89,281	97,452

Net assets, end of year	$846	$492	$1,169	$33,926	$36,836	$145,841	$153,568

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED

Year Ended December 31, 2003
(In Thousands)

	Van Kampen Aggressive Growth	Van Kampen UIF Equity & Income II	Van Kampen Government Portfolio II	Van Kampen Emerging Growth II	Van Kampen Enterprise II	Van Kampen Comstock II	Van Kampen Growth & Income II
From operations
Net investment income (loss)	$(27)	$18	$(8)	$(4)	$(4)	$(21)	$(17)
Net realized gain (loss) on investments	(24)	33	3	0	0	0	0
Net unrealized appreciation (depreciation) of investments during the period	662	764	28	65	112	739	582

Net increase (decrease) in net assets resulting from operations	611	815	23	61	108	718	565

From variable annuity contract transactions
Contract owners' net payments	164	3,117	509	752	896	5,061	3,617
Contract maintenance fees	(1)	0	0	0	0	0	0
Surrenders	(237)	(123)	(339)	(16)	(4)	(42)	(24)
Death benefits	(51)	(40)	0	(6)	(15)	(61)	(15)
Transfers (to) from other portfolios	956	8,446	3,457	739	664	3,462	2,628

Net increase in net assets resulting from variable annuity policy transactions	831	11,400	3,627	1,469	1,541	8,420	6,206

Net increase (decrease) in net assets	1,442	12,215	3,650	1,530	1,649	9,138	6,771
Net assets, beginning of year	1,528	0	0	0	0	0	0

Net assets, end of year	$2,970	$12,215	$3,650	$1,530	$1,649	$9,138	$6,771

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED

Year Ended December 31, 2003
(In Thousands)

	Lord Abbett Growth & Income	Lord Abbett Bond Debenture	Lord Abbett Mid-Cap Value	Lord Abbett Growth Opportunities	Lord Abbett America's Value	Total
From operations
Net investment income (loss)	$(157)	$2,383	$(164)	$(5)	$26	$10,296
Net realized gain (loss) on investments	7	658	597	4	24	(14,402)
Net unrealized appreciation (depreciation) of investments during the period	19,177	4,387	9,764	112	206	366,585

Net increase (decrease) in net assets resulting from operations	19,027	7,428	10,197	111	256	362,479

From variable annuity contract transactions
Contract owners' net payments	9,647	7,488	6,448	779	1,367	77,829
Contract maintenance fees	(21)	(14)	(11)	0	0	(877)
Surrenders	(3,159)	(3,716)	(1,730)	(46)	(16)	(126,196)
Death benefits	(615)	(440)	(378)	(9)	(8)	(23,876)
Transfers (to) from other portfolios	49,891	48,984	29,157	1,214	1,638	251,328

Net increase in net assets resulting from variable annuity policy transactions	55,743	52,302	33,486	1,938	2,981	178,208

Net increase (decrease) in net assets	74,770	59,730	43,683	2,049	3,237	540,687
Net assets, beginning of year	30,478	19,245	18,585	0	0	1,389,209

Net assets, end of year	$105,248	$78,975	$62,268	$2,049	$3,237	$1,929,896

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS

Year Ended December 31, 2002
(In Thousands)

	PIC Growth and Income	PIC International Equity	PIC Global Income	PIC Small Cap Value	PIC CORE US Equity	PIC Capital Growth	Calvert Social Small Cap Growth
From operations
Net investment income (loss)	$(1,059)	$(154)	$2,789	$(296)	$(1,428)	$(1,444)	$(1)
Net realized gain (loss) on investments	(8,771)	(12,659)	126	9,159	(21,269)	(16,058)	(36)
Net unrealized appreciation (depreciation) of investments during the period	(13,465)	(6,727)	(358)	(16,227)	(31,353)	(26,717)	(600)

Net increase (decrease) in net assets resulting from operations	(23,295)	(19,540)	2,557	(7,364)	(54,050)	(44,219)	(637)

From variable annuity contract transactions
Contract owners' net payments	2,685	752	1,017	1,483	2,144	2,082	59
Contract maintenance fees	(112)	(59)	(28)	(53)	(119)	(93)	(2)
Surrenders	(14,992)	(7,571)	(5,892)	(7,264)	(16,086)	(11,172)	(114)
Death benefits	(3,671)	(1,123)	(1,065)	(883)	(3,058)	(1,905)	(22)
Transfers (to) from other portfolios	(10,120)	(13,280)	682	(896)	(21,940)	(14,548)	147

Net increase (decrease) in net assets resulting from variable annuity policy transactions	(26,210)	(21,281)	(5,286)	(7,613)	(39,059)	(25,636)	68

Net increase (decrease) in net assets	(49,505)	(40,821)	(2,729)	(14,977)	(93,109)	(69,855)	(569)
Net assets, beginning of year	196,572	111,688	56,473	94,401	242,466	181,485	2,404

Net assets, end of year	$147,067	$70,867	$53,744	$79,424	$149,357	$111,630	$1,835

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED

Year Ended December 31, 2002
(In Thousands)

	Calvert Social Balanced	MFS Emerging Growth	MFS Research	MFS Investors Trust	MFS Total Return	MFS New Discovery	MFS Utilities
From operations
Net investment income (loss)	$126	$(405)	$(507)	$(510)	$179	$(168)	$143
Net realized gain (loss) on investments	(452)	(9,513)	(9,174)	(4,383)	788	(450)	(2,252)
Net unrealized appreciation (depreciation) of investments during the period	(1,219)	(3,332)	(4,286)	(11,174)	(6,527)	(4,308)	(1,239)

Net increase (decrease) in net assets resulting from operations	(1,545)	(13,250)	(13,967)	(16,067)	(5,560)	(4,926)	(3,348)

From variable annuity contract transactions
Contract owners' net payments	428	474	853	1,986	6,491	664	445
Contract maintenance fees	(8)	(24)	(32)	(35)	(36)	(8)	(5)
Surrenders	(729)	(2,227)	(2,769)	(4,764)	(6,227)	(768)	(852)
Death benefits	(147)	(416)	(706)	(1,101)	(1,406)	(68)	(145)
Transfers (to) from other portfolios	(326)	(5,639)	(6,639)	(2,219)	31,349	1,012	(1,781)

Net increase (decrease) in net assets resulting from variable annuity policy transactions	(782)	(7,832)	(9,293)	(6,133)	30,171	832	(2,338)

Net increase (decrease) in net assets	(2,327)	(21,082)	(23,260)	(22,200)	24,611	(4,094)	(5,686)
Net assets, beginning of year	11,448	41,061	57,592	73,551	67,779	13,817	13,873

Net assets, end of year	$9,121	$19,979	$34,332	$51,351	$92,390	$9,723	$8,187

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED

Year Ended December 31, 2002
(In Thousands)

	MFS Investors Growth Stock	Oppenheimer Aggressive Growth	Oppenheimer Capital Appreciation	Oppenheimer Main Street	Oppenheimer Money Fund	Oppenheimer Strategic Bond	Oppenheimer Global Securities
From operations
Net investment income (loss)	$(169)	$(142)	$(479)	$(459)	$19	$2,490	$(203)
Net realized gain (loss) on investments	(279)	(10,556)	(9,749)	(4,222)	0	53	(565)
Net unrealized appreciation (depreciation) of investments during the period	(3,858)	2,919	(12,077)	(11,813)	0	(104)	(5,739)

Net increase (decrease) in net assets resulting from operations	(4,306)	(7,779)	(22,305)	(16,494)	19	2,439	(6,507)

From variable annuity contract transactions
Contract owners' net payments	994	461	2,269	2,441	3,957	1,286	1,330
Contract maintenance fees	(6)	(20)	(43)	(42)	(10)	(20)	(14)
Surrenders	(829)	(1,403)	(4,310)	(5,333)	(12,633)	(3,600)	(1,510)
Death benefits	(33)	(258)	(938)	(1,068)	(566)	(756)	(187)
Transfers (to) from other portfolios	1,881	(4,113)	(3,549)	(100)	5,504	8,612	642

Net increase (decrease) in net assets resulting from variable annuity policy transactions	2,007	(5,333)	(6,571)	(4,102)	(3,748)	5,522	261

Net increase (decrease) in net assets	(2,299)	(13,112)	(28,876)	(20,596)	(3,729)	7,961	(6,246)
Net assets, beginning of year	13,215	28,586	79,599	82,075	27,028	36,915	27,076

Net assets, end of year	$10,916	$15,474	$50,723	$61,479	$23,299	$44,876	$20,830

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED

Year Ended December 31, 2002
(In Thousands)

	Oppenheimer High Income	Van Eck Hard Asset	Van Eck Real Estate	Van Kampen Emerging Growth	Van Kampen Enterprise	Van Kampen Comstock	Van Kampen Growth and Income
From operations
Net investment income (loss)	$643	$(5)	$15	$(302)	$(269)	$(502)	(374)
Net realized gain (loss) on investments	(7)	(17)	(11)	(1,335)	(629)	196	(303)
Net unrealized appreciation (depreciation) of investments during the period	(919)	(50)	(85)	(11,252)	(10,268)	(18,182)	(14,544)

Net increase (decrease) in net assets resulting from operations	(283)	(72)	(81)	(12,889)	(11,166)	(18,488)	(15,221)

From variable annuity contract transactions
Contract owners' net payments	840	97	57	2,050	1,398	6,557	6,900
Contract maintenance fees	(3)	0	0	(17)	(14)	(34)	(33)
Surrenders	(617)	(37)	(122)	(1,824)	(1,931)	(5,100)	(5,737)
Death benefits	(118)	0	(2)	(357)	(343)	(688)	(969)
Transfers (to) from other portfolios	2,823	246	196	5,160	14,148	41,814	47,061

Net increase in net assets resulting from variable annuity policy transactions	2,925	306	129	5,012	13,258	42,549	47,222

Net increase in net assets	2,642	234	48	(7,877)	2,092	24,061	32,001
Net assets, beginning of year	7,045	384	1,015	34,141	26,312	65,220	65,451

Net assets, end of year	$9,687	$618	$1,063	$26,264	$28,404	$89,281	$97,452

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED

Year Ended December 31, 2002
(In Thousands)

	Van Kampen Strategic Stock	Van Kampen Asset Allocation	Van Kampen Aggressive Growth	Goldman Sachs Internet Tollkeeper	Lord Abbett Growth & Income	Lord Abbett Bond Debenture	Lord Abbett Mid-Cap Value	Total
From operations
Net investment income (loss)	$82	$285	$(23)	$(1)	$36	$299	$20	(1,774)
Net realized gain (loss) on investments	231	(580)	(50)	(173)	(19)	44	(40)	(102,955)
Net unrealized appreciation (depreciation) of investments during the period	(170)	71	(627)	100	(1,603)	234	(668)	(216,167)

Net increase (decrease) in net assets resulting from operations	143	(224)	(700)	(74)	(1,586)	577	(688)	(320,896)

From variable annuity contract transactions
Contract owners' net payments	100	250	296	61	3,712	2,128	2,645	61,392
Contract maintenance fees	0	(1)	(1)	0	(4)	(2)	(2)	(880)
Surrenders	(61)	(457)	(122)	(5)	(497)	(323)	(222)	(128,100)
Death benefits	(37)	(38)	(9)	(3)	(37)	(42)	(29)	(22,194)
Transfers (to) from other portfolios	(3,484)	(6,917)	363	(331)	28,890	16,907	16,881	128,436

Net increase in net assets resulting from variable annuity policy transactions	(3,482)	(7,163)	527	(278)	32,064	18,668	19,273	38,654

Net increase (decrease) in net assets	(3,339)	(7,387)	(173)	(352)	30,478	19,245	18,585	(282,242)
Net assets, beginning of year	3,339	7,387	1,701	352	0	0	0	1,671,451

Net assets, end of year	$0	$0	$1,528	$0	$30,478	$19,245	$18,585	$1,389,209

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

1.    ORGANIZATION

        The Protective Variable Annuity Separate Account (Separate Account) was established by Protective Life Insurance Company (Protective Life) under the provisions of Tennessee law and commenced operations on March 14, 1994. The Separate Account is an investment account to which net proceeds from individual flexible premium deferred variable annuity contracts (the Contracts) are allocated until maturity or termination of the Contracts.

        Protective Life has structured the Separate Account into a unit investment trust form registered with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940, as amended.

        At December 31, 2002, the Separate Account was comprised of six proprietary subaccounts and twenty-six independent subaccounts. The six proprietary subaccounts were the PIC Growth and Income, PIC International Equity, PIC Global Income, PIC Small Cap Value, PIC CORE US Equity, and PIC Capital Growth sub-accounts. Funds are transferred to Protective Investment Company (the Fund) in exchange for shares of the corresponding portfolio of the Fund. The twenty-six independent subaccounts were the Calvert Social Small Cap Growth, Calvert Social Balanced, MFS Emerging Growth, MFS Research, MFS Investors Trust, MFS Total Return, MFS New Discovery, MFS Utilities, MFS Investors Growth Stock, Oppenheimer Aggressive Growth, Oppenheimer Capital Appreciation, Oppenheimer Main Street, Oppenheimer Money Fund, Oppenheimer Strategic Bond, Oppenheimer Global Securities, Oppenheimer High Income, Van Eck Hard Asset, Van Eck Real Estate, Van Kampen Emerging Growth, Van Kampen Enterprise, Van Kampen Comstock, Van Kampen Growth and Income, Van Kampen Aggressive Growth, Lord Abbett Growth and Income, Lord Abbett Bond Debenture, and Lord Abbett Mid-Cap Value.

        During the year ended December 31, 2002, the following subaccounts were closed and balances were transferred to other subaccounts in accordance with contract owner instructions: Van Kampen Strategic Stock, Van Kampen Asset Allocation and Goldman Sachs Internet Tollkeeper.

        On June 2, 2003, the Separate Account began offering the following twenty-two independent subaccounts with sales beginning on that date: MFS Emerging Growth SS, MFS Research SS, MFS Investors Trust SS, MFS Total Return SS, MFS New Discovery SS, MFS Utilities SS, MFS Investors Growth Stock SS, Oppenheimer Aggressive Growth SS, Oppenheimer Capital Appreciation SS, Oppenheimer Main Street SS, Oppenheimer Strategic Bond SS, Oppenheimer Global Securities SS, Oppenheimer High Income SS, Van Eck UIF Equity & Income II, Van Kampen Government Portfolio II, Van Kampen Emerging Growth II, Van Kampen Enterprise II, Van Kampen Comstock II, Van Kampen Growth & Income II, Lord Abbett Growth Opportunitites and Lord Abbett America's Value.

        On December 19, 2003, the Separate Account began offering the Goldman Sachs Mid Cap Value subaccount with sales beginning on that date.

        On December 9, 2003, shareholders of each of the following funds, PIC Growth and Income Fund, PIC International Equity Fund, PIC Small Cap Value Fund, PIC CORE U.S. Equity Fund and the PIC Capital Growth Fund (each a "Fund" and together, the "Funds"), approved an Agreement and Plan of Reorganization on behalf of each Fund and Goldman Sachs Variable Insurance Trust (GSVIT) on behalf of each of its acquiring investment portfolios (each, a "GSVIT Fund" and collectively, the "GSVIT Funds"). The Reorganization Agreement provided for the acquisition of substantially all of the assets, and the assumption of substantially all of the liabilities, of each Fund by its corresponding GSVIT Fund in exchange for shares of the GSVIT Fund, followed by the distribution of those shares to the shareholders of the Fund and the subsequent liquidation of the Fund. Such assets and liabilities of each of the following Funds were acquired or assumed by the corresponding GSVIT Fund as noted below:

Funds	GSVIT Funds
PIC Growth and Income Fund	Goldman Sachs Growth and Income Fund
PIC International Equity Fund	Goldman Sachs International Equity Fund
PIC Small Cap Value Fund	Goldman Sachs CORE Small Cap Equity Fund
PIC CORE U.S. Equity Fund	Goldman Sachs CORE U.S. Equity Fund
PIC Capital Growth Fund	Goldman Sachs Capital Growth Fund

        Also on December 9, 2003, contract owners of the PIC Global Income Fund approved a plan to liquidate the assets of the PIC Global Income Fund and transfer the liquidation proceeds to the Oppenheimer Strategic Bond subaccount.

        Gross premiums from the Contracts are allocated to the subaccounts in accordance with contract owner instructions and are recorded as variable annuity contract transactions in the statement of changes in net assets. Such amounts are used to provide money to pay contract values under the Contracts (see Note 5). The Separate Account's assets are the property of Protective Life.

        Contract owners may allocate some or all of gross premiums or transfer some or all of the contract value to the Guaranteed Account, which is part of Protective Life's General Account. The assets of Protective Life's General Account support its insurance and annuity obligations and are subject to Protective Life's general liabilities from business operations. The Guaranteed Account balance as of December 31, 2003 was approximately $301.9 million.

        Transfers to/from other portfolios, included in the statement of changes in net assets, include transfers between the individual subaccounts and between the subaccounts and the Guaranteed Account.

2.    SIGNIFICANT ACCOUNTING POLICIES

        Investment Valuation - Investments are made in shares and are valued at the net asset values of the respective portfolios. The net assets of each sub-account of the Separate Account reflect the investment management fees and other operating expenses incurred by the Funds. Transactions with the Funds are recorded on the trade date.

        Realized Gains and Losses - Realized gains and losses on investments include gains and losses on redemptions of the Funds' shares (determined on the last-in-first-out (LIFO) basis) and capital gain distributions from the Funds.

        Dividend Income and Capital Gain Distributions - Dividend income and capital gain distributions are recorded on the ex-dividend date. Distributions are from net investment income and net realized gains recorded in the financial statements of the underlying investment company.

        Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make various estimates that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

        Federal Income Taxes - The results of the operations of the Separate Account are included in the federal income tax return of Protective Life Corporation (parent of Protective Life). Under the provisions of the contracts, Protective Life has the right to charge the Separate Account for federal income tax attributable to the Separate Account. No charge has been made against the Separate Account for such tax.

3.    INVESTMENTS

        At December 31, 2003, the investments by the respective subaccounts were as follows (in thousands, except share data):

	2003
	Shares	Cost	Market Value
Goldman Sachs Growth & Income	17,564,547	$152,848	$175,645
Goldman Sachs International Equity	8,788,977	96,506	83,232
Goldman Sachs CORE US Equity	15,227,205	150,820	166,281
Goldman Sachs CORE Small Cap	8,151,028	100,912	105,882
Goldman Sachs Capital Growth	13,389,321	122,558	128,404
Goldman Sachs Mid-Cap Value	2,103	28	28
Calvert Social Small Cap Growth	152,348	1,948	2,317
Calvert Social Balanced	5,335,054	11,184	9,379
MFS Emerging Growth	1,381,559	29,864	21,428
MFS Research	2,647,138	47,918	35,339
MFS Investors Trust	3,309,910	63,057	54,084
MFS Total Return	6,751,872	120,510	132,202
MFS New Discovery	866,487	14,236	12,096
MFS Utilities	643,860	13,840	10,270
MFS Investors Growth Stock	1,519,149	17,289	13,232
MFS Emerging Growth SS	6,917	103	107
MFS Research SS	6,742	83	90
MFS Investors Trust SS	34,794	530	566
MFS Total Return SS	328,811	6,058	6,392
MFS New Discovery SS	22,979	301	318
MFS Utilities SS	9,923	144	157
MFS Investors Growth Stock SS	68,568	563	587
Oppenheimer Money Fund	13,877,655	13,878	13,878
Oppenheimer Aggressive Growth	440,658	23,417	16,177
Oppenheimer Capital Appreciation	1,782,665	67,487	61,858
Oppenheimer Main Street	3,571,306	74,765	68,569
Oppenheimer Strategic Bond	19,663,862	96,584	99,303
Oppenheimer Global Securities	1,138,979	32,336	28,566
Oppenheimer High Income	1,911,389	16,056	16,457
Oppenheimer Aggressive Growth SS	1,928	69	70
Oppenheimer Capital Appreciation SS	30,616	980	1,057
Oppenheimer Main Street SS	54,936	970	1,049
Oppenheimer Strategic Bond SS	396,733	1,973	2,035
Oppenheimer Global Securities SS	18,538	414	463
Oppenheimer High Income SS	98,638	808	846
Van Eck WW Hard Asset	33,059	369	492
Van Eck WW Real Estate	88,270	910	1,169
Van Kampen Emerging Growth	1,395,572	51,738	33,926
Van Kampen Enterprise	2,807,626	46,205	36,836

	2003
	Shares	Cost	Market Value
Van Kampen Comstock	12,380,403	132,931	145,841
Van Kampen Growth and Income	9,001,660	138,002	153,568
Van Kampen Aggressive Growth II	702,134	3,276	2,970
Van Kampen UIF Equity & Income II	1,049,388	11,451	12,215
Van Kampen Government Portfolio II	382,232	3,623	3,650
Van Kampen Emerging Growth II	63,207	1,465	1,530
Van Kampen Enterprise II	125,665	1,537	1,649
Van Kampen Comstock II	777,730	8,399	9,138
Van Kampen Growth & Income II	397,577	6,189	6,771
Lord Abbett Growth & Income	4,292,319	87,674	105,248
Lord Abbett Bond Debenture	6,636,563	74,355	78,975
Lord Abbett Mid-Cap Value	3,654,222	53,171	62,268
Lord Abbett Growth Opportunities	171,329	1,937	2,049
Lord Abbett America's Value	268,195	3,031	3,237

	173,424,346	$1,907,300	$1,929,896

        During the year ended December 31, 2003, transactions in shares were as follows (in thousands, except share data):

	PIC Global Income	Goldman Sachs Growth & Income	Goldman Sachs International Equity	Goldman Sachs CORE US Equity	Goldman Sachs CORE Small Cap	Goldman Sachs Capital Growth	Goldman Sachs Mid-Cap Value
Shares purchased	361,149	472,105	2,357,847	175,056	284,817	308,231	2,110
Shares received from reinvestment of dividends	349,325	583,337	428,067	227,040	2,726,368	138,510	0

Total shares acquired	710,474	1,055,442	2,785,914	402,096	3,011,185	446,741	2,110
Shares redeemed	(6,025,344)	(1,255,013)	(3,613,263)	(2,756,399)	(632,191)	(1,412,669)	(7)

Adjustment to shares for merger	0	3,856,661	(123,862)	5,725,632	(1,076,872)	5,784,231	0
Net increase (decrease) in shares owned	(5,314,870)	3,657,090	(951,211)	3,371,329	1,302,122	4,818,303	2,103
Shares owned, beginning of period	5,314,870	13,907,457	9,740,188	11,855,876	6,848,906	8,571,018	0

Shares owned, end of period	0	17,564,547	8,788,977	15,227,205	8,151,028	13,389,321	2,103

Cost of shares acquired	$10,425	$18,259	$25,874	$8,560	$45,864	$10,254	$28

Cost of shares redeemed	$(64,110)	$(21,976)	$(39,678)	$(39,927)	$(13,439)	$(23,825)	$0

	Calvert Social Small Cap Growth	Calvert Social Balanced	MFS Emerging Growth	MFS Research	MFS Investors Trust	MFS Total Return	MFS New Discovery
Shares purchased	6,743	63,153	18,768	9,228	34,262	1,512,435	89,909
Shares received from reinvestment of dividends	1,841	94,878	0	20,430	24,839	110,448	0

Total shares acquired	8,584	158,031	18,768	29,658	59,101	1,622,883	89,909
Shares redeemed	(22,568)	(903,351)	(314,671)	(567,338)	(561,427)	(261,312)	(154,771)

Adjustment to shares for merger	0	0	0	0	0	0	0
Net increase (decrease) in shares owned	(13,984)	(745,320)	(295,903)	(537,680)	(502,326)	1,361,571	(64,862)
Shares owned, beginning of period	166,332	6,080,374	1,677,462	3,184,818	3,812,236	5,390,301	931,349

Shares owned, end of period	152,348	5,335,054	1,381,559	2,647,138	3,309,910	6,751,872	866,487

Cost of shares acquired	$114	$298	$554	$739	$2,339	$34,764	$1,643

Cost of shares redeemed	$(292)	$(1,806)	$(7,392)	$(10,948)	$(12,415)	$(10,870)	$(2,884)

	MFS Utilities	MFS Investors Growth Stock	MFS Emerging Growth SS	MFS Research SS	MFS Investors Trust SS	MFS Total Return SS	MFS New Discovery SS
Shares purchased	72,290	183,308	8,800	8,747	34,899	336,403	37,751
Shares received from reinvestment of dividends	15,453	0	0	0	0	0	0

Total shares acquired	87,743	183,308	8,800	8,747	34,899	336,403	37,751
Shares redeemed	(124,393)	(205,919)	(1,883)	(2,005)	(105)	(7,592)	(14,772)

Adjustment to shares for merger	0	0	0	0	0	0	0
Net increase (decrease) in shares owned	(36,650)	(22,611)	6,917	6,742	34,794	328,811	22,979
Shares owned, beginning of period	680,510	1,541,760	0	0	0	0	0

Shares owned, end of period	643,860	1,519,149	6,917	6,742	34,794	328,811	22,979

Cost of shares acquired	$1,662	$2,209	$132	$108	$533	$6,417	$505

Cost of shares redeemed	$(2,716)	$(2,596)	$(29)	$(25)	$(2)	$(359)	$(204)

	MFS Utilities SS	MFS Investors Growth Stock SS	Oppenheimer Money Fund	Oppenheimer Aggressive Growth	Oppenheimer Capital Appreciation	Oppenheimer Main Street	Oppenheimer Strategic Bond
Shares purchased	10,510	70,125	33,893,696	8,994	87,638	74,106	11,437,845
Shares received from reinvestment of dividends	0	0	151,994	0	8,266	42,380	710,714

Total shares acquired	10,510	70,125	34,045,690	8,994	95,904	116,486	12,148,559
Shares redeemed	(587)	(1,557)	(43,466,736)	(97,725)	(218,684)	(558,194)	(2,304,369)

Adjustment to shares for merger	0	0	0	0	0	0	0
Net increase in shares owned	9,923	68,568	(9,421,046)	(88,731)	(122,780)	(441,708)	9,844,190
Shares owned, beginning of period	0	0	23,298,701	529,389	1,905,445	4,013,014	9,819,672

Shares owned, end of period	9,923	68,568	13,877,655	440,658	1,782,665	3,571,306	19,663,862

Cost of shares acquired	$153	$580	$34,046	$633	$5,886	$4,362	$64,736

Cost of shares redeemed	$(9)	$(17)	$(43,467)	$(6,514)	$(13,366)	$(14,638)	$(15,379)

	Oppenheimer Global Securities	Oppenheimer High Income	Oppenheimer Aggressive Growth SS	Oppenheimer Capital Appreciation SS	Oppenheimer Main Street SS	Oppenheimer Strategic Bond SS	Oppenheimer Global Securities SS
Shares purchased	342,545	753,849	2,118	30,760	59,450	449,645	66,490
Shares received from reinvestment of dividends	10,843	116,002	0	0	0	0	0

Total shares acquired	353,388	869,851	2,118	30,760	59,450	449,645	66,490
Shares redeemed	(391,269)	(248,394)	(190)	(144)	(4,514)	(52,912)	(47,952)

Adjustment to shares for merger	0	0	0	0	0	0	0
Net (decrease) increase in shares owned	(37,881)	621,457	1,928	30,616	54,936	396,733	18,538
Shares owned, beginning of period	1,176,860	1,289,932	0	0	0	0	0

Shares owned, end of period	1,138,979	1,911,389	1,928	30,616	54,936	396,733	18,538

Cost of shares acquired	$8,337	$8,257	$76	$993	$1,061	$2,278	$1,413

Cost of shares redeemed	$(10,050)	$(3,474)	$(7)	$(13)	$(91)	$(305)	$(998)

	Oppenheimer High Income SS	Van Eck WW Hard Asset	Van Eck WW Real Estate	Van Kampen Emerging Growth	Van Kampen Enterprise	Van Kampen Comstock	Van Kampen Growth & Income
Shares purchased	125,120	1,192	3,057	122,963	287,152	2,573,674	1,883,785
Shares received from reinvestment of dividends	0	204	2,408	0	15,041	123,350	84,388

Total shares acquired	125,120	1,396	5,465	122,963	302,193	2,697,024	1,968,173
Shares redeemed	(26,482)	(28,352)	(22,755)	(103,189)	(204,916)	(127,664)	(201,250)

Adjustment to shares for merger	0	0	0	0	0	0	0
Net (decrease) increase in shares owned	98,638	(26,956)	(17,290)	19,774	97,277	2,569,360	1,766,923
Shares owned, beginning of period	0	60,015	105,560	1,375,798	2,710,349	9,811,043	7,234,737

Shares owned, end of period	98,638	33,059	88,270	1,395,572	2,807,626	12,380,403	9,001,660

Cost of shares acquired	$1,053	$15	$68	$4,302	$5,164	$30,430	$33,546

Cost of shares redeemed	$(245)	$(323)	$(249)	$(4,663)	$(4,327)	$(5,350)	$(8,648)

	Van Kampen Aggressive Growth	Van Kampen UIF Equity & Income II	Van Kampen Government Portfolio II	Van Kampen Emerging Growth II	Van Kampen Enterprise II	Van Kampen Comstock II	Van Kampen Growth & Income II
Shares purchased	323,846	1,051,095	828,042	63,267	127,294	777,737	397,925
Shares received from reinvestment of dividends	0	7,422	0	0	0	0	0

Total shares acquired	323,846	1,058,517	828,042	63,267	127,294	777,737	397,925
Shares redeemed	(122,658)	(9,129)	(445,810)	(60)	(1,629)	(7)	(348)

Adjustment to shares for merger	0	0	0	0	0	0	0
Net (decrease) increase in shares owned	201,188	1,049,388	382,232	63,207	125,665	777,730	397,577
Shares owned, beginning of period	500,946	0	0	0	0	0	0

Shares owned, end of period	702,134	1,049,388	382,232	63,207	125,665	777,730	397,577

Cost of shares acquired	$1,397	$11,868	$8,139	$1,481	$1,579	$8,508	$6,249

Cost of shares redeemed	$(617)	$(417)	$(4,517)	$(16)	$(42)	$(109)	$(60)

	Lord Abbett Growth & Income	Lord Abbett Bond Debenture	Lord Abbett Mid-Cap Value	Lord Abbett Growth Opportunities	Lord Abbett America's Value	Total
Shares purchased	2,648,643	4,832,519	2,285,521	174,741	300,389	72,473,744
Shares received from reinvestment of dividends	25,668	304,858	52,256	0	5,139	6,381,469

Total shares acquired	2,674,311	5,137,377	2,337,777	174,741	305,528	78,855,213
Shares redeemed	(567)	(319,784)	(24,488)	(3,412)	(37,333)	(67,910,053)

Adjustment to shares for merger	0	0	0	0	0	14,165,790
Net (decrease) increase in shares owned	2,673,744	4,817,593	2,313,289	171,329	268,195	25,110,950
Shares owned, beginning of period	1,618,575	1,818,970	1,340,933	0	0	148,313,396

Shares owned, end of period	4,292,319	6,636,563	3,654,222	171,329	268,195	173,424,346

Cost of shares acquired	$57,935	$64,325	$36,074	$2,011	$3,469	581,705

Cost of shares redeemed	$(2,342)	$(8,982)	$(2,156)	$(74)	$(438)	(407,396)

4.    FINANCIAL HIGHLIGHTS

	As of December 31, 2003				For the Year Ended December 31, 2003
	Units (000's)	Unit Fair Value Lowest	Unit Fair Value Highest	Net Assets (000's)	Investment Income Ratio*	Expense Ratio Lowest**	Expense Ratio Highest**	Total Return Lowest***	Total Return Highest***
PIC Global Income	0	$12.09	$16.73	$0	6.63%	0.70%	1.80%	1.24%	2.37%
Goldman Sachs Growth & Income	10,294	$9.32	$18.24	$175,645	3.50%	0.70%	1.80%	22.65%	24.02%
Goldman Sachs International Equity	5,804	$8.61	$14.70	$83,232	5.29%	0.70%	1.80%	32.57%	34.05%
Goldman Sachs CORE US Equity	7,544	$8.71	$23.39	$166,281	1.51%	0.70%	1.80%	28.10%	29.53%
Goldman Sachs Small Cap Value	4,481	$10.07	$24.14	$105,882	1.38%	0.70%	1.80%	39.13%	40.68%
Goldman Sachs Capital Growth	7,126	$8.54	$19.69	$128,404	1.07%	0.70%	1.80%	22.37%	23.73%
Goldman Sachs Mid-Cap Value	3	$10.30	$10.31	$28	0.00%	0.70%	1.80%	1.24%	1.27	%(b)
Calvert Social Small Cap Growth	160	$14.21	$14.84	$2,317	1.45%	0.70%	1.80%	37.07%	38.60%
Calvert Social Balanced	751	$9.93	$12.69	$9,379	1.83%	0.70%	1.80%	17.18%	18.49%
MFS Emerging Growth	1,912	$6.99	$11.48	$21,428	0.00%	0.70%	1.80%	27.89%	29.32%
MFS Research	3,317	$8.03	$10.86	$35,339	0.68%	0.70%	1.80%	22.47%	23.83%
MFS Investors Trust	5,032	$8.23	$11.15	$54,084	0.68%	0.70%	1.80%	19.95%	21.29%
MFS Total Return	9,137	$12.39	$15.24	$132,202	1.67%	0.70%	1.80%	14.23%	15.51%
MFS New Discovery	753	$12.44	$16.55	$12,096	0.00%	0.70%	1.80%	31.32%	32.78%
MFS Utilities	938	$9.99	$11.13	$10,270	2.27%	0.70%	1.80%	33.45%	34.95%
MFS Investors Growth Stock	2,347	$5.55	$5.78	$13,232	0.00%	0.70%	1.80%	20.81%	22.16%
MFS Emerging Growth SS	11	$6.98	$11.46	$107	0.00%	0.70%	1.80%	11.96%	12.69	%(a)
MFS Research SS	9	$8.01	$10.81	$90	0.00%	0.70%	1.80%	11.26%	11.97	%(a)
MFS Investors Trust SS	54	$8.22	$11.13	$566	0.00%	0.70%	1.80%	10.89%	11.61	%(a)
MFS Total Return SS	466	$10.32	$15.21	$6,392	0.00%	0.70%	1.80%	6.93%	7.62	%(a)
MFS New Discovery SS	19	$10.22	$16.53	$318	0.00%	0.70%	1.80%	18.87%	19.64	%(a)
MFS Utilities SS	15	$9.97	$11.11	$157	0.00%	0.70%	1.80%	12.66%	13.38	%(a)
MFS Investors Growth Stock SS	105	$5.54	$10.33	$587	0.00%	0.70%	1.80%	8.31%	9.01	%(a)
Oppenheimer Money Fund	10,870	$1.10	$10.00	$13,878	0.79%	0.70%	1.80%	-1.02%	0.09%
Oppenheimer Aggressive Growth	1,423	$7.75	$11.58	$16,177	0.00%	0.70%	1.80%	23.34%	24.71%
Oppenheimer Capital Appreciation	4,340	$10.17	$15.22	$61,858	0.38%	0.70%	1.80%	28.59%	30.03%
Oppenheimer Main Street	6,053	$8.79	$11.75	$68,569	0.98%	0.70%	1.80%	24.44%	25.83%
Oppenheimer Strategic Bond	7,251	$13.50	$13.79	$99,303	6.01%	0.70%	1.80%	15.95%	17.25%
Oppenheimer Global Securities	1,738	$13.43	$17.22	$28,566	0.76%	0.70%	1.80%	40.45%	42.02%
Oppenheimer High Income	1,371	$11.49	$12.20	$16,457	6.16%	0.70%	1.80%	21.73%	23.09%
Oppenheimer Aggressive Growth SS	6	$7.75	$11.57	$70	0.00%	0.70%	1.80%	11.60%	12.32	%(a)
Oppenheimer Capital Appreciation SS	86	$10.17	$15.21	$1,057	0.00%	0.70%	1.80%	15.36%	16.11	%(a)
Oppenheimer Main Street Growth and Income SS	95	$8.79	$11.75	$1,049	0.00%	0.70%	1.80%	13.73%	14.46	%(a)
Oppenheimer Strategic Bond SS	150	$10.13	$13.74	$2,035	0.00%	0.70%	1.80%	6.43%	7.11	%(a)
Oppenheimer Global Securities SS	30	$10.51	$17.22	$463	0.00%	0.70%	1.80%	28.38%	29.21	%(a)
Oppenheimer High Income SS	71	$10.13	$12.17	$846	0.00%	0.70%	1.80%	9.56%	10.26	%(a)
Van Eck Hard Asset	33	$13.91	$15.16	$492	0.50%	0.70%	1.80%	42.47%	44.06%
Van Eck Real Estate	77	$14.51	$15.33	$1,169	2.19%	0.70%	1.80%	32.08%	33.56%
Van Kampen Emerging Growth	8,194	$4.06	$4.23	$33,926	0.00%	0.70%	1.80%	25.06%	26.45%
Van Kampen Enterprise	6,958	$5.20	$5.41	$36,836	0.49%	0.70%	1.80%	23.62%	25.00%
Van Kampen Comstock	11,263	$12.70	$13.21	$145,841	0.95%	0.70%	1.80%	28.64%	30.08%
Van Kampen Growth and Income	13,897	$10.84	$11.28	$153,568	0.89%	0.70%	1.80%	25.73%	27.13%
Van Kampen Aggressive Growth	702	$4.17	$10.23	$2,970	0.00%	0.70%	1.80%	36.20%	37.72%
Van Kampen UIF Equity & Income II	1,078	$10.38	$11.36	$12,215	1.16%	0.70%	1.80%	9.86%	10.56	%(a)
Van Kampen Government Portfolio II	368	$9.87	$10.01	$3,650	0.00%	0.70%	1.80%	-1.87%	-1.23	%(a)
Van Kampen Emerging Growth II	367	$4.06	$10.25	$1,530	0.00%	0.70%	1.80%	11.28%	12.00	%(a)
Van Kampen Enterprise II	310	$5.19	$10.36	$1,649	0.00%	0.70%	1.80%	13.10%	13.82	%(a)
Van Kampen Comstock II	703	$10.53	$13.19	$9,138	0.00%	0.70%	1.80%	15.24%	15.98	%(a)
Van Kampen Growth & Income II	612	$10.53	$11.25	$6,771	0.00%	0.70%	1.80%	14.96%	15.70	%(a)

	As of December 31, 2003				For the Year Ended December 31, 2003
	Units (000's)	Unit Fair Value Lowest	Unit Fair Value Highest	Net Assets (000's)	Investment Income Ratio*	Expense Ratio Lowest**	Expense Ratio Highest**	Total Return Lowest***	Total Return Highest***
Lord Abbett Growth & Income	10,017	$10.40	$10.60	$105,248	0.96%	0.70%	1.80%	28.66%	30.10%
Lord Abbett Bond Debenture	6,553	$10.09	$12.15	$78,975	6.06%	0.70%	1.80%	15.89%	17.18%
Lord Abbett Mid-Cap Value	5,998	$10.27	$10.47	$62,268	0.76%	0.70%	1.80%	22.51%	23.88%
Lord Abbett Growth Opportunitities	176	$10.25	$11.65	$2,049	0.00%	0.70%	1.80%	14.13%	14.87	%(a)
Lord Abbett America's Value	273	$10.43	$11.91	$3,237	3.22%	0.70%	1.80%	15.88%	16.63	%(a)
*	These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.
**	These ratios represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.
***	These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.
(a)	Start date June 2, 2003
(b)	Start date December 19, 2003

	As of December 31, 2002				For the Year Ended December 31, 2002
	Units (000's)	Unit Fair Value Lowest	Unit Fair Value Highest	Net Assets (000's)	Investment Income Ratio*	Expense Ratio Lowest**	Expense Ratio Highest**	Total Return Lowest***	Total Return Highest***
PIC Growth and Income	10,226	$7.54	$14.79	$147,067	0.78%	0.70%	1.80%	-12.89%	-11.92%
PIC International Equity	6,518	$6.45	$11.02	$70,867	1.23%	0.70%	1.80%	-19.88%	-18.98%
PIC Global Income	3,330	$11.86	$16.43	$53,744	6.50%	0.70%	1.80%	4.45%	5.62%
PIC Small Cap Value	4,654	$13.75	$17.26	$79,424	1.07%	0.70%	1.80%	-8.33%	-7.30%
PIC CORE U.S. Equity	8,549	$6.75	$18.16	$149,357	0.66%	0.70%	1.80%	-23.99%	-23.14%
PIC Capital Growth	7,288	$6.93	$16.00	$111,630	0.39%	0.70%	1.80%	-25.79%	-24.96%
Calvert Social Small Cap Growth	175	$10.37	$10.71	$1,835	1.33%	0.70%	1.80%	-23.94%	-23.09%
Calvert Social Balanced	859	$8.42	$10.77	$9,121	2.59%	0.70%	1.80%	-13.73%	-12.76%
MFS Emerging Growth	2,288	$5.43	$8.93	$19,979	0.00%	0.70%	1.80%	-34.95%	-34.22%
MFS Research	3,960	$6.51	$8.82	$34,332	0.28%	0.70%	1.80%	-25.90%	-25.07%
MFS Investors Trust	5,748	$6.81	$9.24	$51,351	0.57%	0.70%	1.80%	-22.39%	-21.52%
MFS Total Return	7,232	$10.77	$13.27	$92,390	1.59%	0.70%	1.80%	-6.87%	-5.83%
MFS New Discovery	792	$9.41	$12.54	$9,723	0.00%	0.70%	1.80%	-32.86%	-32.11%
MFS Utilities	1,001	$7.43	$8.29	$8,187	2.79%	0.70%	1.80%	-24.15%	-23.30%
MFS Investors Growth Stock	2,349	$4.60	$4.73	$10,916	0.00%	0.70%	1.80%	-28.84%	-28.04%
Oppenheimer Aggressive Growth	1,685	$6.24	$9.33	$15,474	0.74%	0.70%	1.80%	-29.09%	-28.30%
Oppenheimer Capital Appreciation	4,522	$7.86	$11.77	$50,723	0.63%	0.70%	1.80%	-28.18%	-27.37%
Oppenheimer Main Street	6,760	$7.01	$9.39	$61,479	0.76%	0.70%	1.80%	-20.26%	-19.37%
Oppenheimer Money Fund	18,065	$1.10	$1.30	$23,299	1.46%	0.70%	1.80%	-0.35%	0.76%
Oppenheimer Strategic Bond	3,816	$11.56	$11.83	$44,876	7.51%	0.70%	1.80%	5.51%	6.69%
Oppenheimer Global Securities	1,774	$9.49	$12.19	$20,830	0.55%	0.70%	1.80%	-23.54%	-22.68%
Oppenheimer High Income	987	$9.37	$9.97	$9,687	8.97%	0.70%	1.80%	-4.15%	-3.08%
Van Eck Hard Asset	59	$9.70	$10.58	$618	0.52%	0.70%	1.80%	-4.58%	-3.51%
Van Eck Real Estate	93	$10.91	$11.54	$1,063	2.69%	0.70%	1.80%	-6.19%	-5.14%
Van Kampen Emerging Growth	7,981	$3.25	$3.34	$26,264	0.34%	0.70%	1.80%	-33.70%	-32.96%
Van Kampen Enterprise	6,674	$4.20	$4.32	$28,404	0.39%	0.70%	1.80%	-30.60%	-29.82%
Van Kampen Comstock	8,927	$9.87	$10.16	$89,281	0.67%	0.70%	1.80%	-20.70%	-19.81%
Van Kampen Growth and Income	11,160	$8.62	$8.87	$97,452	0.86%	0.70%	1.80%	-16.04%	-15.10%
Van Kampen Strategic Stock	0	$11.78	$12.11	$0	7.71%	0.70%	1.80%	2.53%	3.68%
Van Kampen Asset Allocation	0	$8.96	$9.22	$0	11.99%	0.70%	1.80%	-3.90%	-2.83%
Van Kampen Aggressive Growth	495	$3.06	$3.13	$1,528	0.00%	0.70%	1.80%	-33.74%	-33.00%
Goldman Sachs Internet Tollkeeper	0	$3.59	$3.67	$0	0.00%	0.70%	1.80%	-20.52%	-19.64%
Lord Abbett Growth & Income	3,757	$8.08	$8.15	$30,478	2.92%	0.70%	1.80%	-18.39%	-17.78	%(a)
Lord Abbett Bond Debenture	1,864	$10.28	$10.37	$19,245	3.48%	0.70%	1.80%	1.85%	2.61	%(a)
Lord Abbett Mid-Cap Value	2,208	$8.38	$8.45	$18,585	1.55%	0.70%	1.80%	-14.95%	-14.31	%(a)
*	These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.
**	These ratios represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.
***	These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.
(a)	Start date May 1, 2002

	As of December 31, 2001				For the Year Ended December 31, 2001
	Units (000's)	Unit Fair Value Lowest	Unit Fair Value Highest	Net Assets (000's)	Investment Income Ratio*	Expense Ratio Lowest**	Expense Ratio Highest**	Total Return Lowest***		Total Return Highest***
PIC Growth and Income	11,774	$8.60	$16.88	$196,572	0.57%	0.70%	1.80%	-10.87%		-2.55	%(a)
PIC International Equity	8,233	$8.00	$13.68	$111,688	0.66%	0.70%	1.80%	-23.77%		-6.46	%(a)
PIC Global Income	3,641	$11.28	$15.64	$56,473	8.35%	0.70%	1.80%	-0.45	%(b)	4.05%
PIC Small Cap Value	5,064	$14.89	$18.72	$94,401	0.94%	0.70%	1.80%	3.62	%(c)	20.81%
PIC CORE U.S. Equity	10,422	$8.82	$23.76	$242,466	0.88%	0.70%	1.80%	-12.32%		1.12	%(d)
PIC Capital Growth	8,635	$9.27	$21.44	$181,485	0.31%	0.70%	1.80%	-15.76%		-0.86	%(e)
Calvert Social Small Cap Growth	175	$13.66	$13.92	$2,404	0.00%	0.70%	1.80%	1.31	%(f)	9.64%
Calvert Social Balanced	932	$9.69	$12.42	$11,448	3.41%	0.70%	1.80%	-8.39%		-2.40	%(g)
MFS Emerging Growth	3,055	$8.29	$13.65	$41,061	0.00%	0.70%	1.80%	-34.52%		-4.86	%(d)
MFS Research	4,921	$8.72	$11.84	$57,592	0.01%	0.70%	1.80%	-22.48%		-6.38	%(a)
MFS Investors Trust	6,329	$8.72	$11.84	$73,551	0.50%	0.70%	1.80%	-17.26%		-0.56	%(h)
MFS Total Return	4,864	$11.49	$14.17	$67,779	1.99%	0.70%	1.80%	-1.44	%(i)	3.56	%(h)
MFS New Discovery	751	$13.91	$18.57	$13,817	0.00%	0.70%	1.80%	-6.51%		12.69	%(d)
MFS Utilities	1,288	$9.73	$10.87	$13,873	3.23%	0.70%	1.80%	-25.39%		-3.78	%(j)
MFS Investors Growth Stock	2,033	$6.46	$6.57	$13,215	0.10%	0.70%	1.80%	-25.32%		-5.21	%(e)
Oppenheimer Aggressive Growth	2,206	$8.76	$13.09	$28,586	1.05%	0.70%	1.80%	-32.34%		-1.25	%(k)
Oppenheimer Capital Appreciation	4,998	$10.86	$16.29	$79,599	0.63%	0.70%	1.80%	-13.94%		-0.80	%(h)
Oppenheimer Main Street	7,142	$8.73	$11.71	$82,075	0.54%	0.70%	1.80%	-11.56%		-0.31	%(d)
Oppenheimer Money Fund	21,029	$1.10	$1.30	$27,028	3.57%	0.70%	1.80%	0.33	%(j)	3.12%
Oppenheimer Strategic Bond	3,324	$10.88	$11.15	$36,915	2.45%	0.70%	1.80%	1.47	%(l)	4.11%
Oppenheimer Global Securities	1,742	$12.32	$15.86	$27,076	0.69%	0.70%	1.80%	-13.41%		4.02	%(m)
Oppenheimer High Income	687	$9.71	$10.34	$7,045	7.70%	0.70%	1.80%	-3.44	%(n)	3.33	%(o)
Van Eck Hard Asset	35	$10.09	$11.02	$384	0.93%	0.70%	1.80%	-11.84%		5.09	%(p)
Van Eck Real Estate	83	$11.55	$12.23	$1,015	1.92%	0.70%	1.80%	1.73	%(q)	10.32	%(r)
Van Kampen Emerging Growth	6,921	$4.90	$4.99	$34,141	0.09%	0.70%	1.80%	-32.56%		-11.11	%(s)
Van Kampen Enterprise	4,317	$6.06	$6.16	$26,312	0.16%	0.70%	1.80%	-21.66%		0.34	%(s)
Van Kampen Comstock	5,205	$12.45	$12.67	$65,220	0.00%	0.70%	1.80%	-8.11	%(t)	-0.18	%(s)
Van Kampen Growth and Income	6,332	$10.27	$10.45	$65,451	0.04%	0.70%	1.80%	-7.28%		2.40	%(s)
Van Kampen Strategic Stock	289	$11.48	$11.68	$3,339	1.65%	0.70%	1.80%	-3.69	%(u)	0.73	%(v)
Van Kampen Asset Allocation	787	$9.33	$9.49	$7,387	1.96%	0.70%	1.80%	-3.13%		2.03	%(w)
Van Kampen Aggressive Growth	366	$4.62	$4.68	$1,701	0.98%	0.70%	1.80%	-39.13%		-7.73	%(x)
Goldman Sachs Internet Tollkeeper	78	$4.51	$4.57	$352	0.00%	0.70%	1.80%	-34.71%		0.39	%(y)
*	These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.
**	These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.
***	These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

(a) Start date of July 16, 2001
(b) Start date of September 28, 2001
(c) Start date of June 4, 2001
(d) Start date of April 9, 2001
(e) Start date of March 23, 2001
(f) Start date of July 5, 2001
(g) Start date of August 27, 2001
(h) Start date of March 22, 2001
(i) Start date of April 27, 2001

(j) Start date of September 17, 2001
(k) Start date of August 9, 2001
(l) Start date of March 28, 2001
(m) Start date of April 6, 2001
(n) Start date of June 11, 2001
(o) Start date of October 22, 2001
(p) Start date of November 26, 2001
(q) Start date of April 24, 2001
(r) Start date of September 21, 2001

(s) Start date of March 29, 2001
(t) Start date of May 1, 2001
(u) Start date of March 9, 2001
(v) Start date of July 11, 2001
(w) Start date of September 4, 2001
(x) Start date of August 6, 2001
(y) Start date of December 4, 2001

      The following is a summary of Separate Account expense charges which are assessed either as a direct reduction in unit values or through a redemption of units for all contracts contained within the Separate Account:

Expense Type	Range

Mortality and Expense Risk Charge
To compensate Protective Life for assuming mortality and expense risks, a daily mortality and expense risk is deducted through the reduction of unit values. The charge is assessed on an annual basis and is calculated as a percent of the average daily net assets and varies depending on the product purchased and the death benefit option selected.	0.50% - 1.65%

Administrative Charge
An annual fee is assessed to reimburse Protective Life for expenses incurred in the administration of the contract and the Separate Account. The charge is assessed through the reduction of unit values.	0.10% - 0.15%

Contract Maintenance Fee This annual charge is assessed through the redemption of units and is waived when the account value or purchase payments less surrenders and associated surrender charges equals of exceeds $50,000.	$30

Surrender Charge (Contingent Deferred Sales Charge)
This charge is assessed as a percent of the amount surrendered and is imposed to reimburse Protective Life for some of the costs of distributing the contracts. The percentage charged is assessed through the redemption of units and is based upon the number of full years which have elapsed between the date the contract was purchased and the surrender date.	0.00% - 8.50%

Transfer Fee Currently there is no fee charged for transfers; however, Protective Life has reserved the right to charge for each transfer after the first 12 transfers in any contract year as a redemption of units.	$25

5.    RELATED PARTY TRANSACTIONS

        Contract owners' net payments represent premiums received from policyholders less certain deductions made by Protective Life in accordance with the contract terms. These deductions include, where appropriate, tax, surrender, mortality risk and expense and administrative charges. These deductions are made to the individual contracts in accordance with the terms governing each contract as set forth in the contract.

        Protective Life offers a loan privilege to contract owners. Contract owners may obtain loans using the Contract as the only security for the loan. Loans are subject to provisions of The Internal Revenue Code of 1986, as amended, and to applicable retirement program rules. Loans outstanding approximated $0.3 million at December 31, 2003.

Report of Independent Auditors

To the Directors and Share Owner of
Protective Life Insurance Company:

        In our opinion, the consolidated financial statements listed in the accompanying index on page F-1 of this Form N-4 present fairly, in all material respects, the financial position of Protective Life Insurance Company and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index on page F-1 present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note A of the Notes to the Consolidated Financial Statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" and effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

PricewaterhouseCoopers LLP

Birmingham, Alabama
March 11, 2004

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands)

	Year Ended December 31
	2003	2002	2001
REVENUES
Premiums and policy fees	$1,653,609	$1,548,201	$1,389,819
Reinsurance ceded	(917,935)	(738,158)	(771,151)

Net of reinsurance ceded	735,674	810,043	618,668
Net investment income	980,743	971,808	835,203
Realized investment gains (losses)
Derivative financial instruments	8,249	(4,708)	2,182
All other investments	66,764	12,314	(6,123)
Other income	46,825	41,483	38,578

Total revenues	1,838,255	1,830,940	1,488,508

BENEFITS AND EXPENSES
Benefits and settlement expenses (net of reinsurance ceded: 2003 — $918,275; 2002 — $699,808; 2001 — $609,996)	1,124,077	1,167,085	972,624
Amortization of deferred policy acquisition costs	225,107	267,662	147,058
Amortization of goodwill	0	0	2,827
Other operating expenses (net of reinsurance ceded: 2003 — $142,181; 2002 — $177,509; 2001 — $167,243)	139,099	154,570	152,041

Total benefits and expenses	1,488,283	1,589,317	1,274,550

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX	349,972	241,623	213,958

INCOME TAX EXPENSE
Current	42,491	75,335	118,421
Deferred	75,441	8,894	(47,964)

Total income tax expense	117,932	84,229	70,457

Net income from continuing operations before cumulative effect of change in accounting principle	232,040	157,394	143,501
Loss from discontinued operations, net of income tax	0	0	(9,856)
Loss from sale of discontinued operations, net of income tax	0	0	(17,754)

Net income before cumulative effect of change in accounting principle	232,040	157,394	115,891
Cumulative effect of change in accounting principle, net of income tax	0	0	(8,341)

NET INCOME	$232,040	$157,394	$107,550

See Notes to Consolidated Financial Statements.

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS

	December 31
	2003	2002
	(dollars in thousands)
Assets
Investments:
Fixed maturities, at market (amortized cost: 2003 — $12,314,822; 2002 — $11,212,765)	$12,927,520	$11,655,465
Equity securities, at market (cost: 2003 — $29,169; 2002 — $51,095)	30,521	48,799
Mortgage loans	2,733,722	2,518,151
Investment real estate, net of accumulated depreciation (2003 — $1,314; 2002 — $1,099)	13,152	15,499
Policy loans	502,748	543,161
Other long-term investments	244,913	210,381
Short-term investments	510,635	447,155

Total investments	16,963,211	15,438,611
Cash	111,059	85,850
Accrued investment income	184,439	180,950
Accounts and premiums receivable, net of allowance for uncollectible amounts (2003 — $2,617; 2002 — $2,825)	43,095	50,544
Reinsurance receivables	2,308,153	2,333,800
Deferred policy acquisition costs	1,863,568	1,709,254
Goodwill	35,143	35,143
Property and equipment	43,156	38,878
Other assets	198,581	262,127
Assets related to separate accounts
Variable annuity	2,045,038	1,513,824
Variable universal life	171,408	114,364
Other	4,361	4,330

	$23,971,212	$21,767,675

Liabilities
Policy liabilities and accruals
Future policy benefits and claims	$8,950,091	$8,247,296
Unearned premiums	743,727	843,166

Total policy liabilities and accruals	9,693,818	9,090,462
Stable value product account balances	4,676,531	4,018,552
Annuity account balances	3,480,577	3,697,495
Other policyholders' funds	158,359	174,665
Other liabilities	764,097	620,731
Accrued income taxes	5,718	36,859
Deferred income taxes	339,273	206,845
Notes payable	2,234	2,264
Indebtedness to related parties	0	2,000
Liabilities related to separate accounts
Variable annuity	2,045,038	1,513,824
Variable universal life	171,408	114,364
Other	4,361	4,330

Total liabilities	21,341,414	19,482,391

Commitments and contingent liabilities — Note G
Share-owner's equity
Preferred Stock, $1 par value shares authorized and issued: 2,000, liquidation preference $2,000	2	2
Common Stock, $1 par value shares authorized and issued: 5,000,000	5,000	5,000
Additional paid-in capital	863,819	846,619
Note receivable from PLC Employee Stock Ownership Plan	(3,426)	(3,838)
Retained earnings	1,431,818	1,201,587
Accumulated other comprehensive income
Net unrealized gains on investments (net of income tax: 2003 — $177,642; 2002 — $128,145)	329,907	237,983
Accumulated gain (loss) — hedging (net of income tax: 2003 — $1,442; 2002 — $(1,114))	2,678	(2,069)

Total share-owner's equity	2,629,798	2,285,284

	$23,971,212	$21,767,675

See Notes to Consolidated Financial Statements.

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF SHARE-OWNER'S EQUITY

(dollars in thousands)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Note Receivable From PLC ESOP	Retained Earnings	Net Unrealized Gains (Losses) on Investments	Accumu- lated Gain (Loss) — Hedging	Total Share- Owner's Equity
Balance, December 31, 2000	$2	$5,000	$651,419	(4,841)	$939,745	$(51,370)	$0	$1,539,955
Net income for 2001					107,550			107,550
Change in net unrealized gains/losses on investments (net of income tax — $52,019)						96,607		96,607
Reclassification adjustment for amounts included in net income (net of income tax — $2,143)						3,980		3,980
Transition adjustment on derivative financial instruments (net of income tax — $2,127)						3,951		3,951

Comprehensive income for 2001								212,088

Capital contribution			134,000					134,000
Common dividend — transfer of subsidiary to PLC (See Note A)					(2,052)			(2,052)
Preferred dividend ($500.00 per share)					(1,000)			(1,000)
Decrease in note receivable from PLC ESOP				342				342

Balance, December 31, 2001	2	5,000	785,419	(4,499)	1,044,243	53,168	0	1,883,333
Net income for 2002					157,394			157,394
Change in net unrealized gains/losses on investments (net of income tax — $103,826)						192,819		192,819
Reclassification adjustment for amounts included in net income (net of income tax — $(4,310))						(8,004)		(8,004)
Change in accumulated gain (loss) — hedging (net of income tax — $(1,114))							(2,069)	(2,069)

Comprehensive income for 2002								340,140

Capital contribution			61,200					61,200
Preferred dividend ($25.00 per share)					(50)			(50)
Decrease in note receivable from PLC ESOP				661				661

Balance, December 31, 2002	2	5,000	846,619	(3,838)	1,201,587	237,983	(2,069)	2,285,284
Net income for 2003					232,040			232,040
Change in net unrealized gains/losses on investments (net of income tax — $72,865)						135,321		135,321
Reclassification adjustment for amounts included in net income (net of income tax — $(23,367))						(43,397)		(43,397)
Change in accumulated gain (loss) Hedging (net of income tax — $2,556)							4,747	4,747

Comprehensive income for 2003								328,711

Capital contribution			17,200					17,200
Common dividend					(1,809)			(1,809)
Decrease in note receivable from PLC ESOP				412				412

Balance December 31, 2003	$2	$5,000	$863,819	$(3,426)	$1,431,818	$329,907	$2,678	$2,629,798

See notes to consolidated financial statements.

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year Ended December 31
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$232,040	$157,394	$107,550
Adjustments to reconcile net income to net cash provided by operating activities:
Realized investment (gains) losses	(66,764)	(12,314)	6,123
Amortization of deferred policy acquisition costs	225,107	239,490	154,383
Capitalization of deferred policy acquisition costs	(381,667)	(437,325)	(317,626)
Depreciation expense	11,637	10,409	11,651
Deferred income taxes	75,441	8,894	(40,970)
Accrued income taxes	(31,141)	(88,976)	139,016
Amortization of goodwill	0	0	8,328
Loss from sale of discontinued operations	0	0	17,754
Interest credited to universal life and investment products	647,695	900,930	944,098
Policy fees assessed on universal life and investment products	(324,773)	(268,191)	(222,415)
Change in accrued investment income and other receivables	29,607	(303,497)	(238,097)
Change in policy liabilities and other policyholder funds of traditional life and health products	500,871	493,714	444,119
Change in other liabilities	(190,896)	93,368	132,497
Other (net)	55,437	89,556	11,024

Net cash provided by operating activities	782,594	883,452	1,157,435

CASH FLOWS FROM INVESTING ACTIVITIES
Investments available for sale, net of short-term investments:
Maturities and principal reductions of investments	4,615,096	3,617,235	1,979,245
Sale of investments	7,539,673	15,267,722	7,696,212
Cost of investments acquired	(13,185,410)	(20,014,789)	(10,881,064)
Increase in mortgage loans, net	(215,571)	(5,308)	(244,620)
Decrease (increase) in investment real estate, net	2,347	8,674	(11,607)
Decrease (increase) in policy loans, net	40,413	(21,320)	(291,313)
Increase in other long-term investments, net	(34,532)	(109,695)	(34,040)
Decrease (increase) in short-term investments, net	270,782	(218,759)	(55,697)
Acquisitions and bulk reinsurance assumptions	0	130,515	(118,557)
Purchase of property and equipment	(15,915)	(8,934)	(10,029)
Sale of discontinued operations, net of cash transferred	0	0	216,031

Net cash used in investing activities	(983,117)	(1,354,659)	(1,755,439)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings under line of credit arrangements and long-term debt	5,829,066	2,050,772	2,574,954
Capital contribution from PLC	17,200	60,785	134,000
Principal payments on line of credit arrangement and long-term debt	(5,829,096)	(2,167,799)	(2,457,979)
Principal payment on surplus note to PLC	(2,000)	(4,000)	(4,000)
Dividends to share owner	0	(50)	(1,000)
Investment product deposits and change in universal life deposits	2,721,579	1,687,213	1,735,653
Investment product withdrawals	(2,511,017)	(1,177,030)	(1,315,179)

Net cash provided by financing activities-	225,732	449,891	666,449

INCREASE (DECREASE) IN CASH-	25,209	(21,316)	68,445
CASH AT BEGINNING OF YEAR-	85,850	107,166	38,721

CASH AT END OF YEAR	$111,059	$85,850	$107,166

See notes to consolidated financial statements.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar amounts in tables are in thousands)

NOTE A — SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation

        The accompanying consolidated financial statements of Protective Life Insurance Company and subsidiaries (Protective) are prepared on the basis of accounting principles generally accepted in the United States of America. Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities. (See also Note B.)

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make various estimates that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, as well as the reported amounts of revenues and expenses. Actual results could differ from these estimates.

    Entities Included

        The consolidated financial statements include the accounts, after intercompany eliminations, of Protective Life Insurance Company and its wholly-owned subsidiaries. Protective is a wholly-owned subsidiary of Protective Life Corporation (PLC), an insurance holding company.

        On May 1, 2001, PLC transferred its ownership of five companies (that marketed prepaid dental products) to Protective. Protective has recorded these transactions on a pooling of interests basis whereby Protective's financial statements reflect the consolidation of the contributed entities as if they had been wholly owned by Protective for all periods in which common control existed.

        On December 31, 2001, Protective sold substantially all of the companies transferred from PLC as part of the sale of the Dental Benefits Division. For more information see the discussion under the heading "Discontinued Operations" included in Note A herein.

    Nature of Operations

        Protective provides financial services through the production, distribution, and administration of insurance and investment products. Protective markets individual life insurance, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, fixed and variable annuities, and extended service contracts throughout the United States. Protective also maintains a separate division devoted to the acquisition of insurance policies from other companies.

        The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to changing competition, economic conditions, interest rates, investment performance, insurance ratings, claims, persistency, and other factors.

    Recently Issued Accounting Standards

        On January 1, 2001, Protective adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133, as amended by SFAS Nos. 137, 138, and 149, requires Protective to record all derivative financial instruments at fair value on the balance sheet. Changes in fair value of a derivative instrument are reported in net income or other comprehensive income, depending on the designated use of the derivative instrument. The adoption of SFAS No. 133 resulted in a cumulative charge to net income, net of income tax, of $8.3 million and a cumulative after-tax increase to other comprehensive income of $4.0 million on January 1, 2001. The charge to net income and increase to other comprehensive income primarily resulted from the recognition of derivative instruments embedded in Protective's corporate bond portfolio. In addition, the charge to net income includes the recognition of the ineffectiveness on existing hedging relationships including the difference in spot and forward exchange rates related to foreign currency swaps used as an economic hedge of foreign-currency-denominated stable value contracts. The adoption of SFAS No. 133 has introduced volatility into Protective's reported net income and other comprehensive income depending on market conditions and Protective's hedging activities.

        On January 1, 2002, Protective adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 revises the standards for accounting for acquired goodwill and other intangible assets. The standard replaces the requirement to amortize goodwill with one that calls for an annual impairment test, among other provisions. Protective has performed an impairment test and determined that its goodwill was not impaired at October 31, 2003, and 2002. The following table illustrates adjusted income from continuing operations before cumulative effect of change in accounting principle as if this pronouncement was adopted as of January 1, 2001:

	Year Ended December 31
	2003	2002	2001
Adjusted net income:
Income from continuing operations before cumulative effect of change in accounting principle	$232,040	$157,394	$143,501
Add back amortization of goodwill, net of income tax			1,838

Adjusted income from continuing operations before cumulative effect of change in accounting principle	232,040	157,394	145,339
Loss from discontinued operations, net of income tax			(9,856)
Loss from sale of discontinued operations, net of income tax			(17,754)

Adjusted net income before cumulative effect of change in accounting principle	232,040	157,394	117,729
Cumulative effect of change in accounting principle, net of income tax			(8,341)

Adjusted net income	$232,040	$157,394	$109,388

        In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities," which was revised in December 2003. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. The effective date of FIN 46 is March 31, 2004, for Protective. Protective is currently evaluating the impact of FIN 46 on entities to be consolidated as of March 31, 2004. Although Protective does not expect the implementation of the provisions of FIN 46, on March 31, 2004, to have a material impact on its results of operations, had the provisions been effective at December 31, 2003, Protective's reported assets and liabilities would have increased by approximately $70 million.

        On October 1, 2003, Protective adopted Derivatives Implementation Group Issue No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments" (DIG B36). DIG B36 requires the bifurcation of embedded derivatives within certain modified coinsurance and funds withheld coinsurance arrangements that expose the creditor to credit risk of a company other than the debtor, even if the debtor owns as investment assets the third-party securities to which the creditor is exposed. The adoption did not have a material impact on its financial condition or results of operations.

        In July 2003, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts." SOP 03-1 is effective for fiscal years beginning after December 15, 2003. SOP 03-1 provides guidance related to the reporting and disclosure of certain insurance contracts and separate accounts, including the calculation of guaranteed minimum death benefits (GMDB). SOP 03-1 also addresses the capitalization and amortization of sales inducements to contract holders. Had the provision been effective at December 31, 2003, Protective would have reported a GMDB accrual $0.3 million higher than currently reported. Although the original intent of SOP 03-1 was to address the accounting for contract provisions not addressed by SFAS No. 97, such as guaranteed minimum death benefits within a variable annuity contract, it appears that SOP 03-1 contains language that may impact the accounting for universal life products in a material way. The life insurance industry and some insurance companies have filed letters with the American Institute of Certified Public Accountants seeking clarification, guidance, delay and/or revision to more appropriately reflect the underlying economic issues of universal life insurance products. Protective is currently evaluating the impact of SOP 03-1 on the accounting for its universal life products.

        On December 31, 2003, Protective adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," as revised by the FASB in December 2003. The FASB revised disclosure requirements for pension plans and other postretirement benefit plans to require more information. The revision of SFAS No. 132 did not have a material effect on Protective's financial position or results of operations.

        On December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Medicare Act). The Medicare Act introduces a prescription drug benefit for Medicare-eligible retirees in 2006, as well as a federal subsidy to plan sponsors that provide prescription drug benefits. In accordance with FASB Staff Position No. 106-1, Protective has elected to defer recognizing the effects of the Medicare Act for its postretirement plans under FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" until authoritative guidance on accounting for the federal subsidy is issued. Protective anticipates that the Medicare Act will not have a material impact on the financial results of Protective; therefore the costs reported in Note L to the Consolidated Financial Statements do not reflect these changes. The final accounting guidance could require changes to previously reported information.

    Investments

        Protective has classified all of its investments in fixed maturities, equity securities, and short-term investments as "available for sale."

        Investments are reported on the following bases less allowances for uncollectible amounts on investments, if applicable:

  •
  Fixed maturities (bonds and redeemable preferred stocks) — at current market value. Where market values are unavailable, Protective obtains estimates from independent pricing services or estimates market value based upon a comparison to quoted issues of the same issuer or issues of other issuers with similar terms and risk characteristics.

  •
  Equity securities (common and nonredeemable preferred stocks) — at current market value.

  •
  Mortgage loans — at unpaid balances, adjusted for loan origination costs, net of fees, and amortization of premium or discount.

  •
  Investment real estate — at cost, less allowances for depreciation computed on the straight-line method. With respect to real estate acquired through foreclosure, cost is the lesser of the loan balance plus foreclosure costs or appraised value.

  •
  Policy loans — at unpaid balances.

  •
  Other long-term investments — at a variety of methods similar to those listed above, as deemed appropriate for the specific investment.

  •
  Short-term investments — at cost, which approximates current market value, except collateral from securities lending which is recorded at current market value.

        Estimated market values were derived from the durations of Protective's fixed maturities and mortgage loans. Duration measures the relationship between changes in market value to changes in interest rates. While these estimated market values generally provide an indication of how sensitive the market values of Protective's fixed maturities and mortgage loans are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

        Substantially all short-term investments have maturities of three months or less at the time of acquisition and include approximately $0.6 million in bank deposits voluntarily restricted as to withdrawal.

        The market values of fixed maturities increase or decrease as interest rates fall or rise. As prescribed by generally accepted accounting principles, investments deemed as "available for sale" are recorded at their market values with the resulting unrealized gains and losses reduced by a related adjustment to deferred policy acquisition costs, net of income tax, reported as a component of share-owner's equity.

        Realized gains and losses on sales of investments are recognized in net income using the specific identification basis.

    Derivative Financial Instruments

        Protective utilizes a risk management strategy that incorporates the use of derivative financial instruments, primarily to reduce its exposure to interest rate risk as well as currency exchange risk.

        Combinations of interest rate swap contracts, futures contracts, and option contracts are sometimes used to mitigate or eliminate certain financial and market risks, including those related to changes in interest rates for certain investments, primarily outstanding mortgage loan commitments and mortgage-backed securities. Interest rate swap contracts generally involve the exchange of fixed and variable rate interest payments between two parties, based on a common notional principal amount and maturity date. Interest rate futures generally involve exchange traded contracts to buy or sell treasury bonds and notes in the future at specified prices. Interest rate options allow the holder of the option to receive cash or purchase, sell or enter into a financial instrument at a specified price within a specified period of time. Protective uses interest rate swap contracts, swaptions (options to enter into interest rate swap contracts), caps, and floors to modify the interest characteristics of certain investments and liabilities. Swap contracts are also used to alter the effective durations of assets and liabilities. Protective uses foreign currency swaps to reduce its exposure to currency exchange risk on certain stable value contracts denominated in foreign currencies, primarily the European euro and the British pound.

        Derivative instruments expose Protective to credit and market risk. Protective minimizes its credit risk by entering into transactions with highly rated counterparties. Protective manages the market risk associated with interest rate and foreign exchange contracts by establishing and monitoring limits as to the types and degrees of risk that may be undertaken.

        Protective monitors its use of derivatives in connection with its overall asset/liability management programs and procedures. Protective's asset/liability committee is responsible for implementing various strategies to mitigate or eliminate certain financial and market risks. These strategies are developed through the committee's analysis of data from financial simulation models and other internal and industry sources and are then incorporated into Protective's overall interest rate and currency exchange risk management strategies.

        All derivatives are recognized on the balance sheet (in "other long-term investments" or "other liabilities") at their fair value (primarily estimates from independent pricing services). On the date the derivative contract is entered into, Protective designates the derivative as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair-value" hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash-flow" hedge), or (3) as a derivative either held for investment purposes or held as an instrument designed to mitigate the economic changes in value or cash flows of another instrument ("other" derivative). Changes in the fair value of a derivative that is highly effective as — and that is designated and qualifies as — a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current-period earnings. Changes in the fair value of a derivative that is highly effective as — and that is designated and qualified as — a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows. Changes in the fair value of other derivatives are recognized in current earnings and reported in "Realized investment gains (losses) — derivative financial instruments" in Protective's consolidated condensed statements of income.

        Protective formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value or cash-flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Protective also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Protective discontinues hedge accounting prospectively, as discussed below.

        Protective discontinues hedge accounting prospectively when (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) the derivative is designated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; (4) because a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

        When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the derivative will continue to be carried on the balance sheet at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value.

When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the derivative will continue to be carried on the balance sheet at its fair value, and any asset or liability that was recorded pursuant to recognition of the firm commitment will be removed from the balance sheet and recognized as a gain or loss in current-period earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income will remain therein until such time as they are reclassified to earnings as originally forecasted to occur. In all situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings.

        Fair-Value Hedges.  During 2003, there were no fair value hedges outstanding. In 2002 and 2001, Protective designated, as fair value hedges, callable interest rate swaps used to modify the interest characteristics of certain stable value contracts. In assessing hedge effectiveness, Protective excludes the embedded call option's time value component from each derivative's total gain or loss. In 2002 and 2001, total measured ineffectiveness for the fair value hedging relationships was insignificant while the excluded time value component resulted in a pre-tax gain of $0 and $1.3 million, respectively. Both the measured ineffectiveness and the excluded time value component are reported in "Realized Investment Gains (Losses) — Derivative Financial Instruments" in Protective's consolidated statements of income.

        Cash-Flow Hedges.  Protective has entered into a foreign currency swap to hedge the risk of changes in the value of interest and principal payments to be made on certain of its foreign-currency-based stable value contracts. Under the terms of the swap, Protective pays a fixed U.S.-dollar-denominated rate and receives a fixed foreign-currency-denominated rate. Effective July 1, 2002, Protective designated this swap as a cash flow hedge and therefore recorded the change in the fair value of the swap during the period in accumulated other comprehensive income. In 2003 and 2002, a pretax loss of $66.0 million and $19.8 million, respectively, representing the change in fair value of the hedged contracts, and a gain of like amount representing the application of hedge accounting to this transaction, were recorded in "Realized Investment Gains (Losses) — Derivative Financial Instruments" in Protective's consolidated condensed statements of income. For the years ended December 31, 2003 and 2002, the amount of the hedge's ineffectiveness reported in income was a $0.3 million gain and an immaterial loss, respectively. Additionally, as of December 31, 2003 and 2002, Protective reported an increase to accumulated other comprehensive income of $2.7 million (net of income tax of $1.4 million) and a reduction to accumulated other comprehensive income of $2.1 million (net of income tax of $1.1 million), respectively, related to its derivative designated as a cash flow hedge. During 2004, Protective expects to reclassify out of accumulated other comprehensive income and into earnings, as a reduction of interest expense, approximately $3.4 million.

        Other Derivatives.  Protective uses certain interest rate swaps, caps, floors, swaptions, options and futures contracts to mitigate or eliminate exposure to changes in value or cash flows of outstanding mortgage loan commitments and certain owned investments. In 2003, 2002, and 2001, Protective recognized net pre-tax gains of $4.2 million, $5.3 million, and $2.7 million, respectively, representing the change in fair value of these derivative instruments as well as a realized gain or loss on contracts closed during the period.

        On its foreign currency swaps, Protective recognized a $2.6 million pre-tax gain in 2003 while recognizing a $1.9 million foreign exchange pre-tax loss on the related foreign-currency-denominated stable value contracts. In 2002, Protective recognized a $70.8 million pre-tax gain on its foreign currency swaps; while recognizing a $74.9 million foreign exchange pre-tax loss on the related foreign-currency-

denominated stable value contracts. In 2001, Protective recognized an $8.2 million pre-tax loss on its foreign currency swaps while recognizing an $11.2 million foreign exchange pre-tax gain on the related foreign-currency-denominated stable value contracts. The net gain, net loss and net gain in 2003, 2002 and 2001, respectively, primarily results from the difference in the forward and spot exchange rates used to revalue the currency swaps and the stable value contracts, respectively. The net gains and losses are reflected in "Realized Investment Gains (Losses) — Derivative Financial Instruments" in Protective's consolidated statements of income.

        Protective has entered into asset swap arrangements to, in effect, sell the equity options embedded in owned convertible bonds in exchange for an interest rate swap that converts the remaining host bond to a variable rate instrument. In 2003, 2002, and 2001, Protective recognized pre-tax gains of $3.0 million, $2.0 million, and $12.2 million, respectively, for the change in the asset swaps' fair value and recognized a $0.1 million pre-tax gain, a $7.8 million pre-tax loss, and a $16.9 million pre-tax loss, respectively, to separately record the embedded equity options at fair value.

        At December 31, 2003, contracts with a notional amount of $2.2 billion were in a $169.0 million net gain position. At December 31, 2002, contracts with a notional amount of $6.0 billion were in an $83.9 million net gain position.

        Protective's derivative financial instruments are with highly rated counterparties.

    Cash

        Cash includes all demand deposits reduced by the amount of outstanding checks and drafts. Protective has deposits with certain financial institutions which exceed federally insured limits. Protective has reviewed the credit worthiness of these financial institutions and believes there is minimal risk of a material loss.

    Deferred Policy Acquisition Costs

        Commissions and other costs of acquiring traditional life and health insurance, credit insurance, universal life insurance, and investment products that vary with and are primarily related to the production of new business, have been deferred. Traditional life and health insurance acquisition costs are amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to the present value of the total anticipated premium income. Credit insurance acquisition costs are being amortized in proportion to earned premium. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits before amortization. Under SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," Protective makes certain assumptions regarding the mortality, persistency, expenses, and interest rates (equal to the rate used to compute liabilities for future policy benefits; currently 2.6% to 9.4%) it expects to experience in future periods. These assumptions are to be best estimates and are to be periodically updated whenever actual experience and/or expectations for the future change from that assumed. Additionally, relating to SFAS No. 115, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with Protective's universal life and investment products had been realized.

        The cost to acquire blocks of insurance representing the present value of future profits from such blocks of insurance is also included in deferred policy acquisition costs. Protective amortizes the present value of future profits over the premium payment period, including accrued interest of up to approximately 8%. The unamortized present value of future profits for all acquisitions was approximately $502.2 million and $542.5 million at December 31, 2003 and 2002, respectively. During 2003, no present value of profits was capitalized and $40.3 million was amortized. During 2002, $62.5 million of present value of future profits was capitalized (relating to acquisitions and adjustments made during the year), a $2.1 million reduction came from the sale of a small subsidiary, and $41.3 was amortized.

        The expected amortization of the present value of future profits for the next five years is as follows:

Year	Expected Amortization
2004	$32,400
2005	30,700
2006	29,200
2007	28,000
2008	26,800

    Goodwill

        The goodwill balance at December 31, 2003 and 2002, was $35.1 million. At October 31, 2003 and 2002, Protective evaluated its goodwill and determined that fair value had not decreased below carrying value and no adjustment to impair goodwill was necessary in accordance with SFAS No. 142.

    Property and Equipment

        Property and equipment are reported at cost less accumulated depreciation. Protective primarily uses the straight-line method of depreciation based upon the estimated useful lives of the assets. Protective's Home Office building is depreciated over a thirty-nine year useful life, furniture is depreciated over a ten year useful life, office equipment and machines are depreciated over a five year useful life, and software and computers are depreciated over a three year useful life. Major repairs or improvements are capitalized and depreciated over the estimated useful lives of the assets. Other repairs are expensed as incurred. The cost and related accumulated depreciation of property and equipment sold or retired are removed from the accounts, and resulting gains or losses are included in income.

        Property and equipment consisted of the following at December 31:

	2003	2002
Home office building	$48,678	$45,297
Other, principally furniture and equipment	76,461	67,059

	125,139	112,356
Accumulated depreciation	81,983	73,478

	$43,156	$38,878

    Separate Accounts

        The assets and liabilities related to separate accounts in which Protective does not bear the investment risk are valued at market and reported separately as assets and liabilities related to separate accounts in the accompanying consolidated financial statements.

    Stable Value Product Account Balances

        Protective markets guaranteed investment contracts (GICs) to 401(k) and other qualified retirement savings plans, and fixed and floating rate funding agreements to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. Through its registered funding agreement-backed note program, Protective is able to offer secured notes to both institutional and retail investors. During the fourth quarter of 2003, Protective registered a funding agreement-backed notes program with the SEC. GICs are generally contracts that specify a return on deposits for a specified period and often provide flexibility for withdrawals at book value in keeping with the benefits provided by the plan. Stable value product account balances include GICs and funding agreements issued by Protective as well as the obligations of consolidated special purpose trusts or entities formed to purchase funding agreements issued by Protective. At December 31, 2003 and 2002 Protective had $2.8 billion and $2.2 billion of stable value contract account balances marketed through structured programs. Most GICs and funding agreements written by Protective have maturities of three to seven years. At December 31, 2003, future maturities of stable value contracts were $1.2 billion in 2004, $2.0 billion in 2005-2006, $1.4 billion in 2007-2008, and $123.1 million after 2008.

    Revenues and Benefits Expense

    Traditional Life, Health, and Credit Insurance Products

        Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits, and they include whole life insurance policies, term and term-like life insurance policies, limited-payment life insurance policies, and certain annuities with life contingencies. Life insurance and immediate annuity premiums are recognized as revenue when due. Health and credit insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs. Gross premiums in excess of net premiums related to immediate annuities are deferred and recognized over the life of the policy.

        Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on Protective's experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions on December 31, 2003 were 6.98%. The liability for future policy benefits and claims on traditional life, health, and credit insurance products includes estimated unpaid claims that have been reported to Protective and claims incurred but not yet reported. Policy claims are charged to expense in the period that the claims are incurred.

        Activity in the liability for unpaid claims is summarized as follows:

	2003	2002	2001
Balance beginning of year	$116,214	$100,023	$109,973
Less reinsurance	54,765	33,723	25,830

Net balance beginning of year	61,449	66,300	84,143

Incurred related to:
Current year	266,676	258,612	383,371
Prior year	(1,783)	(338)	(1,080)

Total incurred	264,893	258,274	382,291

Paid related to:
Current year	261,311	243,206	312,748
Prior year	(1,406)	22,528	81,220

Total paid	259,905	265,734	393,968

Other changes:
Acquisitions and reserve transfers	0	2,609	(6,166)
Net balance end of year	66,437	61,449	66,300
Plus reinsurance	55,395	54,765	33,723

Balance end of year	$121,832	$116,214	$100,023

    Universal Life and Investment Products

        Universal life and investment products include universal life insurance, guaranteed investment contracts, deferred annuities, and annuities without life contingencies. Premiums and policy fees for universal life and investment products consist of fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. Such fees are recognized when assessed and earned. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest rates credited to universal life products ranged from 4.6% to 6.5% and investment products ranged from 2.6% to 9.4% in 2003.

        Protective's accounting policies with respect to variable universal life and variable annuities are identical except that policy account balances (excluding account balances that earn a fixed rate) are valued at market and reported as components of assets and liabilities related to separate accounts.

    Income Taxes

        Protective uses the asset and liability method of accounting for income taxes. Income tax provisions are generally based on income reported for financial statement purposes. Deferred federal income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis of assets and liabilities determined for financial reporting purposes and the basis for income tax purposes. Such temporary differences are principally related to the deferral of policy acquisition costs and the provision for future policy benefits and expenses.

    Discontinued Operations

        On December 31, 2001, Protective completed the sale to Fortis, Inc. of substantially all of its Dental Benefits Division (Dental Division) and discontinued other remaining Dental Division related operations, primarily other health insurance lines.

        The operating results and charges related to the sale of the Dental Division and discontinuance of other related operations at December 31 are as follows:

	2003	2002	2001
Total revenues	$12,293	$15,809	$350,988
Loss before income taxes from discontinued operations	$0	$0	$(12,749)
Income tax benefit	0	0	2,893

Loss from discontinued operations	$0	$0	$(9,856)

Gain from sale of discontinued operations before income tax			$27,221
Income tax expense related to sale			(44,975)

Loss from sale of discontinued operations			$(17,754)

        Assets and liabilities related to the discontinued lines of business of approximately $57.1 million remain at December 31, 2003.

    Supplemental Cash Flow Information

        The following table sets forth supplemental cash flow information for the years ended December 31:

	2003	2002	2001
Cash paid during the year:
Interest on debt	$1,582	$987	$1,390
Income taxes	66,082	125,039	27,395

Noncash investing and financing activities:
Reduction of principal on note from ESOP	$412	$661	$342
Common dividend	(1,809)	0	0

Acquisitions, related reinsurance transactions and subsidiary transfer:
Assets acquired	$0	$358,897	$2,549,484
Liabilities assumed	0	(489,412)	(2,430,927)

Net	$0	$(130,515)	$118,557

    Reclassifications

        Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income or share-owners' equity.

NOTE B — STATUTORY REPORTING PRACTICES AND OTHER REGULATORY MATTERS

        Financial statements prepared in conformity with accounting principles generally accepted in the United States of America differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are as follows: (a) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred; (b) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions; (c) deferred income taxes are not subject to statutory limitations as to amounts recognized and are recognized through earnings as opposed to being charged to share-owners' equity; (d) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to share-owners' equity; (e) furniture and equipment, agents' debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted assets); (f) certain items of interest income, such as mortgage and bond discounts, are amortized differently; and (g) bonds are recorded at their market values instead of amortized cost. The National Association of Insurance Commissioners (NAIC) has adopted the Codification of Statutory Accounting Principles (Codification). Codification changed statutory accounting rules in several areas and was effective January 1, 2001. The adoption of Codification did not have a material effect on Protective's statutory capital.

        Net income and share-owner's equity prepared in conformity with statutory reporting practices to that reported in the accompanying consolidated financial statements are as follows:

	Net Income			Share-Owner's Equity
	2003	2002	2001	2003	2002	2001
In conformity with statutory reporting practices(1)	$274,244	$(2,418)	$163,181	$1,135,942	$852,645	$775,138
In conformity with generally accepted accounting principles	$232,040	$157,394	$107,550	$2,629,798	$2,285,284	$1,883,333

(1)	Consolidated

        As of December 31, 2003, Protective had on deposit with regulatory authorities, fixed maturity and short-term investments with a market value of approximately $74.8 million.

NOTE C — INVESTMENT OPERATIONS

        Major categories of net investment income for the years ended December 31 are summarized as follows:

	2003	2002	2001
Fixed maturities	$738,503	$673,393	$609,578
Equity securities	2,321	3,500	2,247
Mortgage loans	208,983	218,165	208,830
Investment real estate	2,854	881	2,094
Policy loans	42,092	37,463	31,763
Other	46,561	95,575	32,795

	1,041,314	1,028,977	887,307
Investment expenses	60,571	57,169	52,104

	$980,743	$971,808	$835,203

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar amounts in tables are in thousands)

NOTE C — INVESTMENT OPERATIONS -- (Continued)

        Realized investment gains (losses) for all other investments for the years ended December 31 are summarized as follows:

	2003	2002	2001
Fixed maturities	$66,101	$12,606	$(4,693)
Equity securities	(1,372)	65	2,462
Mortgage loans and other investments	2,035	(357)	(3,892)

	$66,764	$12,314	$(6,123)

        In 2003, gross gains on the sale of investments available for sale (fixed maturities, equity securities, and short-term investments) were $90.3 million, and gross losses were $25.6 million. In 2002, gross gains were $73.0 million, and gross losses were $60.3 million. In 2001, gross gains were $27.5 million, and gross losses were $29.7 million.

        Each quarter Protective reviews investments with material unrealized losses and tests for other-than-temporary impairments. Protective analyzes various factors to determine if any specific other-than-temporary asset impairments exist. Once a determination has been made that a specific other-than-temporary impairment exists, a realized loss is incurred and the cost basis of the impaired asset is adjusted to its fair value. During 2003, 2002 and 2001, respectively, Protective recorded other-than-temporary impairments in its investments of $13.6 million, $17.8 million and $12.6 million, respectively.

        Realized investment gains (losses) for derivative financial instruments for the years ended December 31 are summarized as follows:

	2003	2002	2001
Derivative financial instruments	$8,249	$(4,708)	$2,182

        The amortized cost and estimated market values of Protective's investments classified as available for sale at December 31 are as follows:

2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Values
Fixed maturities:
Bonds:
Mortgage-backed securities	$4,491,392	$132,984	$(36,112)	$4,588,264
United States Government and authorities	83,834	6,538	(119)	90,253
States, municipalities, and political subdivision	25,349	1,738	(1)	27,086
Public utilities	1,389,389	96,926	(10,776)	1,475,539
Convertibles and bonds with warrants	43,384	743	(277)	43,850
All other corporate bonds	6,278,517	455,323	(34,476)	6,699,364
Redeemable preferred stocks	2,957	207	0	3,164

	12,314,822	694,459	(81,761)	12,927,520
Equity securities	29,169	1,881	(529)	30,521
Short-term investments	510,635	0	0	510,635

	$12,854,626	$696,340	$(82,290)	$13,468,676

2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Values
Fixed maturities:
Bonds:
Mortgage-backed securities	$4,168,026	$199,316	$(28,311)	$4,339,031
United States Government and authorities	90,647	5,752	0	96,399
States, municipalities, and political subdivision	27,005	2,349	0	29,354
Public utilities	1,153,710	61,831	(42,139)	1,173,402
Convertibles and bonds with warrants	115,728	2,656	(5,872)	112,512
All other corporate bonds	5,655,949	348,809	(101,818)	5,902,940
Redeemable preferred stocks	1,700	127	0	1,827

	11,212,765	620,840	(178,140)	11,655,465
Equity securities	51,095	2,409	(4,705)	48,799
Short-term investments	447,155	0	0	447,155

	$11,711,015	$623,249	$(182,845)	$12,151,419

        The amortized cost and estimated market values of fixed maturities at December 31, 2003 by expected maturity, are shown as follows. Expected maturities are derived from rates of prepayment that may differ from actual rates of prepayment.

	Estimated Amortized Cost	Estimated Market Values
Due in one year or less	$543,623	$553,550
Due after one year through five years	2,540,318	2,632,788
Due after five years through ten years	3,566,765	3,771,510
Due after ten years	5,664,116	5,969,672

	$12,314,822	$12,927,520

        The following table shows our investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position at December 31, 2003.

	Less Than 12 Months		12 Months or More		Total
	Market Value	Unrealized Loss	Market Value	Unrealized Loss	Market Value	Unrealized Loss
Mortgage-backed securities	$653,360	$(12,329)	$100,397	$(23,784)	$753,757	$(36,113)
US Government	15,763	(119)	0	0	15,763	(119)
State, municipalities, etc.	488	(1)	0	0	488	(1)
Public utilities	286,552	(10,080)	18,165	(696)	304,717	(10,776)
Convertible bonds	21,409	(167)	229	(111)	21,638	(278)
Other corporate bonds	940,949	(25,414)	83,757	(9,077)	1,024,706	(34,491)
Equities	102	(45)	2,870	(467)	2,972	(512)

	$1,918,623	$(48,155)	$205,418	$(34,135)	$2,124,041	$(82,290)

        Protective considers the impairment of securities that have been in an unrealized loss position for less than 12 months to be temporary. Protective believes that it will collect all amounts contractually due and has the intent and the ability to hold these securities until maturity.

        For mortgage-backed securities in an unrealized loss position for greater than 12 months, $23.3 million of the unrealized loss relates to securities issued in Protective-sponsored commercial loan securitizations. Protective does not consider these unrealized loss positions to be other-than-temporary, because the underlying mortgage loans continue to perform consistently with Protective's original expectations.

        The corporate bonds category has gross unrealized losses of $9.1 million at December 31, 2003, composed of $2.8 million of electrical industry securities, $5.0 million of transportation industry securities, and $1.3 million of other industry securities. The aggregate decline in market value of these securities was deemed temporary due to positive factors supporting the recoverability of the respective investments. Positive factors considered included credit ratings, the financial health of the investee, the continued access of the investee to capital markets, and other pertinent information.

        At December 31, 2003 and 2002, Protective had bonds which were rated less than investment grade of $983.1 million and $860.6 million, respectively, having an amortized cost of $978.9 million and $960.8 million, respectively. At December 31, 2003, approximately $66.9 million of the bonds rated less than investment grade were securities issued in Protective-sponsored commercial mortgage loan securitizations. Approximately $1,956.7 million of bonds are not publicly traded.

        The change in unrealized gains (losses), net of income tax, on fixed maturity and equity securities for the years ended December 31 is summarized as follows:

	2003	2002	2001
Fixed maturities	$110,499	$227,283	$108,307
Equity securities	2,371	(480)	715

        Protective participates in securities lending, primarily as an investment yield enhancement, whereby securities that are held as investments are loaned to third parties for short periods of time. Protective requires collateral of 102% of the market value of the loaned securities to be separately maintained. The loaned securities' market value is monitored, on a daily basis, with additional collateral obtained as necessary. At December 31, 2003, securities with a market value of $324.5 million were loaned under these agreements. As collateral for the loaned securities, Protective receives short-term investments, which are recorded in "short-term investments" with a corresponding liability recorded in "other liabilities" to account for Protective's obligation to return the collateral.

        At December 31, 2003, all of Protective's mortgage loans were commercial loans of which 75% were retail, 8% were apartments, 8% were office buildings, and 8% were warehouses, and 1% were other. Protective specializes in making mortgage loans on either credit-oriented or credit-anchored commercial properties, most of which are strip shopping centers in smaller towns and cities. No single tenant's leased space represents more than 2.8% of mortgage loans. Approximately 74% of the mortgage loans are on properties located in the following states listed in decreasing order of significance: Texas, Tennessee, Georgia, North Carolina, South Carolina, Alabama, Florida, Pennsylvania, California, Ohio, Mississippi, and Indiana.

        Many of the mortgage loans have call provisions between 3 to 10 years. Assuming the loans are called at their next call dates, approximately $125.0 million would become due in 2004, $537.3 million in 2005 to 2008, $461.5 million in 2009 to 2013, and $40.2 million thereafter.

        At December 31, 2003, the average mortgage loan was approximately $2.2 million, and the weighted average interest rate was 7.2%. The largest single mortgage loan was $19.6 million.

        For several years Protective has offered a type of commercial mortgage loan under which Protective will permit a slightly higher loan-to-value ratio in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2003 and 2002, approximately $382.7 million and $475.5 million, respectively, of Protective's mortgage loans have this participation feature.

        At December 31, 2003 and 2002, Protective's problem mortgage loans (over ninety days past due) and foreclosed properties totaled $11.8 million and $16.2 million, respectively. Since Protective's mortgage loans are collateralized by real estate, any assessment of impairment is based upon the estimated fair value of the real estate. Based on Protective's evaluation of its mortgage loan portfolio, Protective does not expect any material losses on its mortgage loans.

        At December 31, 2003 and 2002, Protective had investments related to retained beneficial interests of mortgage loan securitizations of $283.6 million and $295.7 million, respectively.

        Certain investments with a carrying value of $64.4 million were non-income producing for the twelve months ended December 31, 2003.

        Policy loan interest rates generally range from 4.5% to 8.0%.

NOTE D — INCOME TAXES

        Protective's effective income tax rate related to continuing operations varied from the maximum federal income tax rate as follows:

	2003	2002	2001
Statutory federal income tax rate applied to pretax income	35.0%	35.0%	35.0%
Dividends received deduction and tax-exempt income	(1.2)	(2.3)	(1.7)
Low-income housing credit	(0.2)	(0.5)	(0.5)
Other	(0.2)	2.1	(0.1)
State income taxes	0.3	0.6	0.2

Effective income tax rate	33.7%	34.9%	32.9%

        The provision for federal income tax differs from amounts currently payable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for income tax purposes.

        Details of the deferred income tax provision for the years ended December 31 are as follows:

	2003	2002
Deferred policy acquisition costs	$54,747	$51,998
Benefits and other policy liability changes	41,065	(22,359)
Temporary differences of investment income	(19,080)	(28,637)
Other items	(1,291)	7,892

	$75,441	$8,894

        The components of Protective's net deferred income tax liability as of December 31 were as follows:

	2003	2002
Deferred income tax assets:
Policy and policyholder liability reserves	$279,016	$320,081
Other	4,292	3,001

	283,308	323,082

Deferred income tax liabilities:
Deferred policy acquisition costs	485,816	431,069
Unrealized gains (losses) on investments	136,765	98,857

	622,581	529,926

Net deferred income tax liability	$339,273	$206,844

        Under pre-1984 life insurance company income tax laws, a portion of Protective's gain from operations which was not subject to current income taxation was accumulated for income tax purposes in a memorandum account designated as Policyholders' Surplus. The aggregate accumulation in this account at December 31, 2003 was approximately $70.5 million. Should the accumulation in the Policyholders' Surplus account exceed certain stated maximums, or should distributions including cash dividends be made to PLC in excess of approximately $1.6 billion, such excess would be subject to federal income taxes at rates then effective. Deferred income taxes have not been provided on amounts designated as Policyholders' Surplus. Under current income tax laws, Protective does not anticipate paying income tax on amounts in the Policyholders' Surplus accounts.

        Protective's income tax returns are included in the consolidated income tax returns of PLC. The allocation of income tax liabilities among affiliates is based upon separate income tax return calculations.

NOTE E — DEBT

        Under revolving line of credit arrangements with several banks, PLC can borrow up to $200 million on an unsecured basis. No compensating balances are required to maintain the line of credit. These lines of credit arrangements contain, among other provisions, requirements for maintaining certain financial ratios, and restrictions on indebtedness incurred by PLC's subsidiaries including Protective. Additionally, PLC, on a consolidated basis, cannot incur debt in excess of 40% of its total capital. At December 31, 2003, PLC had $25.0 million of borrowings outstanding under these credit arrangements at an interest rate of 1.64%.

        Protective has a mortgage note on investment real estate amounting to approximately $2.2 million that matures in 2004.

        Included in indebtedness to related parties at December 31, 2002, was a surplus debenture issued by Protective to PLC. The balance of the surplus debenture was $2 million. The surplus debenture was due and paid in 2003.

        Protective routinely receives from or pays to affiliates under the control of PLC reimbursements for expenses incurred on one another's behalf. Receivables and payables among affiliates are generally settled monthly.

        Interest expense on debt totaled $1.6 million, $1.4 million, and $1.8 million in 2003, 2002, and 2001, respectively.

NOTE F — RECENT ACQUISITIONS

        In January 2001, Protective coinsured a block of individual life policies from Standard Insurance Company.

        In October 2001, Protective completed the acquisition of the stock of Inter-State Assurance Company (Inter-State) and First Variable Life Insurance Company (First Variable) from ILona Financial Group, Inc., a subsidiary of Irish Life & Permanent plc of Dublin, Ireland. The purchase price was approximately $250 million. The assets acquired included $166.1 million of present value of future profits.

        In June 2002, Protective coinsured a block of traditional life and interest-sensitive life insurance policies from Conseco Variable Insurance Company. These transactions have been accounted for as purchases, and the results of the transactions have been included in the accompanying financial statements since their respective effective dates.

        Summarized below are the consolidated results of operations for 2002, on an unaudited pro forma basis, as if the Conseco transaction had occurred as of January 1, 2002. The pro forma information is based on Protective's consolidated results of operations for 2002, and on data provided by the acquired block, after giving effect to certain pro forma adjustments. The pro forma financial information does not purport to be indicative of results of operations that would have occurred had the transaction occurred on the basis assumed above nor are they indicative of results of the future operations of the combined enterprises.

(unaudited)	2002
Total revenues	$1,844,221
Net income	160,020

NOTE G — COMMITMENTS AND CONTINGENT LIABILITIES

        Protective leases administrative and marketing office space in approximately 24 cities including Birmingham, with most leases being for periods of three to ten years. The aggregate annualized rent is approximately $8.0 million.

        In 2000, Protective entered into an arrangement with an unrelated party related to the construction of a building contiguous to its existing home office complex. The unrelated party owns the building and leases it to Protective. The lease is accounted for as an operating lease under SFAS No. 13 "Accounting For Leases". Lease payments commenced upon completion, which occurred January 31, 2003, and is based on then current LIBOR interest rates and the cost of the building. At the end of the lease term,

February 1, 2007, Protective may purchase the building for the original building cost of approximately $75 million. Based upon current interest rates, annual lease payments are estimated to be $1.5 million. Were Protective not to purchase the building, a payment of approximately $66 million would be due at the end of the lease term.

        Under insurance guaranty fund laws, in most states insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Protective does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

        A number of civil jury verdicts have been returned against insurers and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives' relationships with agents or persons with whom the insurer does business, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very little appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. Protective, like other financial service companies, in the ordinary course of business, is involved in such litigation or, alternatively, in arbitration. Although the outcome of any such litigation or arbitration cannot be predicted Protective believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of Protective.

NOTE H — SHARE-OWNER'S EQUITY AND RESTRICTIONS

        At December 31, 2003, approximately $1,386.9 million of consolidated share-owner's equity, excluding net unrealized gains on investments, represented net assets of Protective and its subsidiaries that cannot be transferred to PLC in the form of dividends, loans, or advances. In addition, Protective and its subsidiaries are subject to various state statutory and regulatory restrictions on their ability to pay dividends to PLC. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to PLC by Protective in 2004 is estimated to be $293.8 million.

NOTE I — PREFERRED STOCK

        PLC owns all of the 2,000 shares of preferred stock issued by Protective's subsidiary, Protective Life and Annuity Insurance Company (PL&A). The stock pays, when and if declared, noncumulative participating dividends to the extent PL&A's statutory earnings for the immediately preceding fiscal year exceeded $1.0 million. In 2003, PL&A paid no dividend to PLC. In 2002, PL&A paid a $50.0 thousand preferred dividend to PLC, and PL&A paid a $1.0 million preferred dividend to PLC in 2001.

NOTE J — RELATED PARTY MATTERS

        On August 6, 1990, PLC announced that its Board of Directors approved the formation of an Employee Stock Ownership Plan (ESOP). On December 1, 1990, Protective transferred to the ESOP 520,000 shares of PLC's common stock held by it in exchange for a note. The outstanding balance of the note, $3.4 million at December 31, 2003, is accounted for as a reduction to share-owner's equity. The stock will be used to match employee contributions to PLC's existing 401(k) Plan. The ESOP shares are dividend paying. Dividends on the shares are used to pay the ESOP's note to Protective.

        Protective leases furnished office space and computers to affiliates. Lease revenues were $4.7 million in 2003, $3.5 million in 2002, and $4.0 million in 2001. Protective purchases data processing, legal, investment and management services from affiliates. The costs of such services were $93.1 million, $88.0 million, and $82.6 million in 2003, 2002, and 2001, respectively. Commissions paid to affiliated marketing organizations of $8.6 million, $8.2 million, and $10.0 million, in 2003, 2002, and 2001, respectively, were included in deferred policy acquisition costs.

        Certain corporations with which PLC's directors were affiliated paid Protective premiums and policy fees or other amounts for various types of insurance and investment products. Such premiums, policy fees, and other amounts totaled $12.2 million, $16.0 million and $19.6 million in 2003, 2002, and 2001, respectively. Protective and/or PLC paid commissions, interest on debt and investment products, and fees to these same corporations totaling $2.1 million, $1.6 million and $5.9 million in 2003, 2002, and 2001, respectively.

        For a discussion of indebtedness to related parties, see Note E.

NOTE K — OPERATING SEGMENTS

        Protective operates several business segments, each having a strategic focus. An operating segment is generally distinguished by products and/or channels of distribution. A brief description of each segment follows.

•
The Life Marketing segment markets level premium term and term-like insurance, universal life, and variable universal life products on a national basis primarily through networks of independent insurance agents and brokers, and in the "bank owned life insurance" market.

•
The Acquisitions segment focuses on acquiring, converting, and servicing policies acquired from other companies. The segment's primary focus is on life insurance policies sold to individuals.

•
The Annuities segment manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and the Life Marketing segment's sales force.

•
The Stable Value Products segment markets guaranteed investment contracts to 401(k) and other qualified retirement savings plans, and sells funding agreements to special purpose entities that in turn issue notes or certificates in smaller, transferable denominations. The segment also markets fixed and floating rate funding agreements to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. During the fourth quarter of 2003, Protective registered a funding agreement-backed notes program with the SEC.

•
The Asset Protection segment markets extended service contracts and credit life and disability insurance to protect consumers' investments in automobiles and watercraft.

        Protective has an additional segment herein referred to as Corporate and Other. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the segments above (including net investment income on unallocated capital and interest on substantially all debt). This segment also includes earning from several lines of business which Protective is not actively marketing (mostly cancer insurance and group annuities), and various investment-related transactions.

        Protective uses the same accounting policies and procedures to measure operating segment income and assets as it uses to measure its consolidated net income and assets. Operating segment income is generally income before income tax, adjusted to exclude any pretax minority interest in income of consolidated subsidiaries. Premiums and policy fees, other income, benefits and settlement expenses, and amortization of deferred policy acquisition costs are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner which most appropriately reflects the operations of that segment.

        Assets are allocated based on policy liabilities and deferred policy acquisition costs directly attributable to each segment.

        There are no significant intersegment transactions.

        The following table sets forth total operating segment income and assets for the periods shown. Adjustments represent the inclusion of unallocated realized investment gains (losses), the recognition of income tax expense, income from discontinued operations, and cumulative effect of change in accounting principle. Asset adjustments represent the inclusion of assets related to discontinued operations.

Operating Segment Income	Life Marketing	Acquisitions
For the Year Ended December 31, 2003
Premiums and policy fees	$856,431	$289,906
Reinsurance ceded	(657,778)	(75,994)

Net of reinsurance ceded	198,653	213,912
Net investment income	229,913	246,143
Realized investment gains (losses)
Other income	875	2,640

Total revenues	429,441	462,695

Benefits and settlement expenses	253,785	291,768
Amortization of deferred policy acquisition costs	66,078	32,690
Other operating expenses	(50,379)	41,537

Total benefits and expenses	269,484	365,995

Income (loss) from continuing operations before income tax	159,957	96,700
Less: realized investment gains (losses)
Add back: related amortization of deferred policy acquisition cost
Add back: derivative gains related to investments

Operating income (loss)	159,957	96,700
Income tax expense

Net income

For the Year Ended December 31, 2002
Premiums and policy fees	$673,412	$300,818
Reinsurance ceded	(453,228)	(76,333)

Net of reinsurance ceded	220,184	224,485
Net investment income	208,451	252,147
Realized investment gains (losses)
Other income	1,344	1,826

Total revenues	429,979	478,458

Benefits and settlement expenses	228,225	301,400
Amortization of deferred policy acquisition costs	117,836	35,245
Other operating expenses	(41,501)	45,395

Total benefits and expenses	304,560	382,040

Income (loss) from continuing operations before income tax	125,419	96,418
Less: realized investment gains (losses)
Add back: related amortization of deferred policy acquisition cost
Add back: derivative gains related to investments

Operating income (loss)	125,419	96,418
Income tax expense

Net income

Operating Segment Income	Annuities	Stable Value Products
For the Year Ended December 31, 2003
Premiums and policy fees	$26,265
Reinsurance ceded

Net of reinsurance ceded	26,265
Net investment income	224,330	$233,104
Realized investment gains (losses)	22,733	9,756
Other income	3,768

Total revenues	277,096	242,860

Benefits and settlement expenses	197,955	186,565
Amortization of deferred policy acquisition costs	38,196	2,279
Other operating expenses	23,969	5,349

Total benefits and expenses	260,120	194,193

Income (loss) from continuing operations before income tax	16,976	48,667
Less: realized investment gains (losses)	22,733	9,756
Add back: related amortization of deferred policy acquisition cost	18,947
Add back: derivative gains related to investments

Operating income (loss)	13,190	38,911
Income tax expense

Net income

For the Year Ended December 31, 2002
Premiums and policy fees	$25,826
Reinsurance ceded

Net of reinsurance ceded	25,826
Net investment income	220,433	$246,098
Realized investment gains (losses)	2,277	(7,061)
Other income	3,229

Total revenues	251,765	239,037

Benefits and settlement expenses	186,107	196,576
Amortization of deferred policy acquisition costs	24,669	2,304
Other operating expenses	26,037	4,946

Total benefits and expenses	236,813	203,826

Income (loss) from continuing operations before income tax	14,952	35,211
Less: realized investment gains (losses)	2,277	(7,061)
Add back: related amortization of deferred policy acquisition cost	1,981
Add back: derivative gains related to investments

Operating income (loss)	14,656	42,272
Income tax expense

Net income

Operating Segment Income	Life Marketing	Acquisitions
For the Year Ended December 31, 2001
Premiums and policy fees	$542,407	$243,914
Reinsurance ceded	(421,411)	(61,482)

Net of reinsurance ceded	120,996	182,432
Net investment income	178,866	187,535
Realized investment gains (losses)
Other income	1,134	345

Total revenues	300,996	370,312

Benefits and settlement expenses	190,538	238,877
Amortization of deferred policy acquisition costs and goodwill	41,399	20,500
Other operating expenses	(22,957)	41,684

Total benefits and expenses	208,980	301,061

Income (loss) from continuing operations before income tax	92,016	69,251
Less: realized investment gains (losses)
Add back: related amortization of deferred policy acquisition cost
Add back: derivative gains related to investments

Operating income (loss)	92,016	69,251
Income tax expense
Discontinued operations, net of income tax
Change in accounting principle, net of income tax

Net income

Operating Segment Assets
December 31, 2003
Investments and other assets	$4,986,789	$4,373,737
Deferred policy acquisition costs	1,185,102	385,042
Goodwill

Total assets	$6,171,891	$4,758,779

December 31, 2002
Investments and other assets	$4,193,729	$4,553,958
Deferred policy acquisition costs	973,631	435,592
Goodwill

Total assets	$5,167,360	$4,989,550

Operating Segment Income	Annuities	Stable Value Products
For the Year Ended December 31, 2001
Premiums and policy fees	$28,145
Reinsurance ceded

Net of reinsurance ceded	28,145
Net investment income	167,809	$261,079
Realized investment gains (losses)	1,139	7,218
Other income	3,441

Total revenues	200,534	268,297

Benefits and settlement expenses	137,204	222,306
Amortization of deferred policy acquisition costs and goodwill	24,021	1,662
Other operating expenses	24,073	3,961

Total benefits and expenses	185,298	227,929

Income (loss) from continuing operations before income tax	15,236	40,368
Less: realized investment gains (losses)	1,139	7,218
Add back: related amortization of deferred policy acquisition cost	996
Add back: derivative gains related to investments

Operating income (loss)	15,093	33,150
Income tax expense
Discontinued operations, net of income tax
Change in accounting principle, net of income tax

Net income

Operating Segment Assets
December 31, 2003
Investments and other assets	$4,725,242	$4,520,955
Deferred policy acquisition costs	101,096	7,186
Goodwill

Total assets	$4,826,338	$4,528,141

December 31, 2002
Investments and other assets	$4,821,398	$3,930,669
Deferred policy acquisition costs	93,140	4,908
Goodwill

Total assets	$4,914,538	$3,935,577

NOTE L — EMPLOYEE BENEFIT PLANS

        PLC has a defined benefit pension plan covering substantially all of its employees, including Protective employees. The plan is not separable by affiliates participating in the plan. The benefits are based on years of service and the employee's highest thirty-six consecutive months of compensation. PLC's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements of ERISA plus such additional amounts as PLC may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

        At December 31, 2003, PLC estimated that its 2004 defined benefit pension plan expense will be $6.4 million, which is PLC's estimate of its expected contributions for 2004. The measurement date used to determine the benefit expense and benefit obligations of the plan is December 31, 2003.

        The actuarial present value of benefit obligations and the funded status of the plan at December 31 are as follows:

	2003	2002
Projected benefit obligation, beginning of the year	$62,179	$50,869
Service cost — benefits earned during the year	4,513	3,723
Interest cost — on projected benefit obligation	4,666	4,111
Actuarial loss	7,531	6,353
Benefits paid	(1,435)	(2,877)

Projected benefit obligation, end of the year	77,454	62,179

Fair value of plan assets beginning of the year	49,450	44,024
Actual return on plan assets	12,886	(7,845)
Employer contribution	13,170	16,149
Benefits paid	(1,435)	(2,878)

Fair value of plan assets end of the year	74,071	49,450

Plan assets less than the projected benefit obligation	(3,383)	(12,729)
Unrecognized net actuarial loss from past experience different from that assumed	27,453	28,252
Unrecognized prior service cost	1,672	1,886
Other adjustments	684

Net pension asset	$26,426	$17,409

Accumulated benefit obligation	$60,984	$47,707
Fair value of assets	74,071	49,450
Unfunded accumulated benefit obligation	$0	$0

        Assumptions used to determine the benefit obligations as of December 31 were as follows:

	2003	2002
Weighted average discount rate	6.25%	6.75%
Rates of increase in compensation level	4.00	4.50
Expected long-term rate of return on assets	8.50	8.50

        Net pension cost of the defined benefit pension plan includes the following components for the years ended December 31:

	2003	2002	2001
Service cost	$4,513	$3,723	$3,739
Interest cost	4,666	4,111	3,531
Expected return on plan assets	(5,604)	(4,265)	(3,669)
Amortization of prior service cost	214	263	176
Amortization of losses	1,049	302	141
Cost of divestiture			186

Net pension cost	$4,838	$4,134	$4,104

        Assumptions used to determine the net pension cost for the years ended December 31 were as follows:

	2003	2002	2001
Weighted average discount rate	6.75%	7.25%	7.50%
Rates of increase in compensation level	4.50	5.00	5.25
Expected long-term rate of return on assets	8.50	8.50	8.50

        Plan assets by category as of December 31 were as follows:

	2003	2002
Cash and cash equivalents	$3,273	$2,588
Equity securities	53,413	39,157
Fixed income	17,385	7,705

Total	$74,071	$49,450

        Prior to July 1999, upon an employee's retirement, a distribution from pension plan assets was used to purchase a single premium annuity from Protective in the retiree's name. Therefore, amounts shown above as plan assets exclude assets relating to such retirees. Since July 1999, retiree obligations have been fulfilled from pension plan assets. The defined benefit pension plan has a target asset allocation of 60% domestic equities, 38% fixed income, and 2% cash and cash equivalents. When calculating asset allocation, PLC includes reserves for pre-July 1999 retirees. Based on historical data of the domestic equity markets and PLC's group annuity investments, the plan's target asset allocation would be expected to earn annualized returns in excess of 9% per year. In arriving at the plan's 8.5% expected rate of return, PLC has adjusted this historical data to reflect lower expectations for equity returns. The plan's equity assets are invested in a domestic equity index collective trust managed by Northern Trust Corporation. The plan's cash equivalents are invested in a collective trust managed by Northern Trust Corporation. The plan's fixed income assets are invested in a group annuity contract with Protective.

        PLC also sponsors an unfunded excess benefits plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed on qualified plans by federal tax law. At December 31, 2003 and 2002, the projected benefit obligation of this plan totaled $18.1 million and $17.2 million, respectively, of which $15.5 million and $14.4 million, respectively, have been recognized in PLC's financial statements.

        Net pension costs of the excess benefits plan includes the following components for the years ended December 31:

	2003	2002	2001
Service cost	$485	$455	$686
Interest cost	1,182	1,178	1,121
Amortization of prior service cost	16	16	19
Amortization of transition asset			37
Recognized net actuarial loss	118	71	233
Cost of divestiture and special termination benefits	81		1,807

Net pension cost	$1,882	$1,720	$3,903

        In addition to pension benefits, PLC provides limited healthcare benefits to eligible retired employees until age 65. This postretirement benefit is provided by an unfunded plan. This benefit has no material effect on PLC's consolidated financial statements. For a closed group of retirees over age 65, PLC provides a prescription drug benefit. At December 31, 2003, PLC's liability related to this benefit was $0.3 million. PLC's obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.

        Life insurance benefits for retirees from $10,000 up to a maximum of $75,000 are provided through the payment of premiums under a group life insurance policy. This plan is partially funded at a maximum of $50,000 face amount of insurance.

        PLC sponsors a defined contribution retirement plan which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by Section 401(k) of the Internal Revenue Code. PLC established an Employee Stock Ownership Plan (ESOP) to match voluntary employee contributions to PLC's 401(k) Plan. In 1994, a stock bonus was added to the 401(k) Plan for employees who are not otherwise under a bonus or sales incentive plan. Expense related to the ESOP consists of the cost of the shares allocated to participating employees plus the interest expense on the ESOP's note payable to Protective less dividends on shares held by the ESOP. At December 31, 2003, PLC had committed approximately 124,682 shares to be released to fund the 401(k) Plan match. The expense recorded by PLC for these employee benefits was $0.6 million, $0.1 million and less than $0.1 million in 2003, 2002, and 2001, respectively.

        PLC sponsors a deferred compensation plan for certain directors, officers, agents, and others. Compensation deferred is credited to the participants in cash, PLC Common Stock, or as a combination thereof.

        Protective's share of net costs related to employee benefit plans was approximately $6.9 million, $3.8 million, and $5.4 million, in 2003, 2002, and 2001, respectively.

NOTE M — STOCK BASED COMPENSATION

        Certain Protective employees participate in PLC's stock-based incentive plans and receive stock appreciation rights (SARs) from PLC.

        Since 1973, Protective has had stock-based incentive plans to motivate management to focus on PLC's long-range performance through the awarding of stock-based compensation. Under plans approved by share owners in 1997 and 2003, up to 6,500,000 shares may be issued in payment of awards.

        The criteria for payment of performance awards is based primarily upon a comparison of PLC's average return on average equity and total rate of return over a four-year award period (earlier upon the death, disability, or retirement of the executive, or in certain circumstances, of a change in control of PLC) to that of a comparison group of publicly held life and multiline insurance companies. If PLC's results are below the median of the comparison group, no portion of the award is earned. If PLC's results are at or above the 90th percentile, the award maximum is earned. Awards are paid in shares of PLC Common Stock.

        Performance shares and performance-based stock appreciation rights (P-SARs) awarded in 2003, 2002, 2001, and 2000, and the estimated fair value of the awards at grant date are as follows:

Year Awarded	Performance Shares	P-SARs	Estimated Fair Value
2003	148,730		$3,900
2002	192,360		5,700
2001	153,490	40,000	4,900
2000	3,330	513,618	3,700

        Performance shares are equivalent in value to one share of PLC Common Stock times the award earned percentage payout. P-SARs convert to the equivalent of one stock appreciation right (SAR) if earned times the award earned percentage payout. Of the 2000 P-SARs awarded, 87,778 have been canceled and 135,104 have been converted to 145,910 SARs. The remaining 290,076 P-SARs will convert to SARs in 2004 if earned. The 40,000 P-SARs awarded in 2001 were not earned and have been canceled. The P-SARs, if earned and converted to SARs, expire 10 years after the grant date. At December 31, 2003, the total outstanding performance shares and P-SARs related to these performance-based plans measured at maximum payouts were 660,610 and 456,286, respectively.

        Between 1996 and 2002 SARs were granted (in addition to the P-SARs discussed above) to certain officers of PLC to provide long-term incentive compensation based solely on the performance of PLC's Common Stock. The SARs are exercisable after five years (earlier upon the death, disability, or retirement of the officer, or in certain circumstances, of a change in control of PLC) and expire after ten years or upon termination of employment. The SARs activity as well as weighted average base price for 2001, 2002, and 2003 is as follows:

	Wtd. Avg. Base Price	No. of SARs
Balance at December 31, 2000	$18.64	875,000
SARs granted	26.34	138,751
P-SARs converted	22.31	100,072

Balance at December 31, 2001	$19.92	1,113,823
SARs granted	32.00	480,000
SARs exercised	32.60	(80,000)
SARs canceled	22.31	(15,000)

Balance at December 31, 2002	$23.90	1,498,823
SARs granted	26.49	95,000
SARs converted	22.31	45,838
SARs canceled	30.77	(22,500)

Balance at December 31, 2003	$23.91	1,617,161

        The outstanding SARs at December 31, 2003, were at the following base prices:

Base Price	SARs Outstanding	Remaining Life in Years	Currently Exercisable
$17.44	580,000	2	580,000
22.31	419,661	6	239,161
31.26	50,000	7	0
31.29	7,500	7	2,500
32.00	465,000	8	30,000
26.49	95,000	9	15,000

        The SARs issued in 2001, 2002, and 2003 had estimated fair values at grant date of $0.6 million, $3.7 million, and $0.6 million, respectively. The fair value of the 2003 SARs was estimated using a Black-Scholes option pricing model. Assumptions used in the model were as follows: expected volatility of 25.0% (approximately equal to that of the S&P Life and Health Insurance Index), a risk-free interest rate of 3.1%, a dividend rate of 2.1%, and an expected exercise date of 2009.

        PLC will pay an amount equal to the difference between the specified base price of PLC's Common Stock and the market value at the exercise date for each SAR.

        The expense recorded by PLC for its stock-based compensation plans was $5.5 million, $5.2 million, and $5.6 million in 2003, 2002, and 2001, respectively. PLC's obligations of its stock-based compensation plans that are expected to be settled in shares of PLC's Common Stock are reported as a component of PLC's share-owners' equity.

NOTE N — REINSURANCE

        Protective reinsures certain of its risks with, and assumes risks from other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Under yearly renewable term agreements, Protective generally pays specific premiums to the reinsurer and receives specific amounts from the reinsurer as reimbursement for certain expenses. Coinsurance agreements are accounted for by passing a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate part of the premiums less commissions and is liable for a corresponding part of all benefit payments. Modified coinsurance is accounted for similarly to coinsurance except that the liability for future policy benefits is held by the original company, and settlements are made on a net basis between the companies. A substantial portion of Protective's new life insurance and credit insurance sales is being reinsured. Protective reviews the financial condition of its reinsurers.

        Protective continues to monitor the consolidation of reinsurers and the concentration of credit risk Protective has with any reinsurer. At December 31, 2003, Protective had reinsured approximately 89.6% of the face value of its life insurance in force. Protective had reinsured approximately 59.1% of the face value of its life insurance in force with three reinsurers. These reinsurers had a minimum Standard & Poor's rating of AA- and a minimum A. M. Best rating of A+. Protective has not experienced any credit losses for the years ended December 31, 2003, 2002, or 2001 related to these reinsurers.

        Protective has reinsured approximately $292.7 billion, $219.0 billion and $171.4 billion in face amount of life insurance risks with other insurers representing $781.8 million, $546.0 million and $565.1 million of premium income for 2003, 2002, and 2001, respectively. Protective has also reinsured accident and health risks representing $61.6 million, $61.5 million and $122.7 million of premium income for 2003, 2002, and 2001, respectively. In addition, Protective reinsured property and casualty risks representing $91.0 million, $143.9 million, and $83.3 million of premium income for 2003, 2002, and 2001, respectively. In 2003 and 2002, policy and claim reserves relating to insurance ceded of $2,230.7 million and $2,304.9 million, respectively, are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, obligation to pay such claim would remain with Protective. At December 31, 2003 and 2002, Protective had paid $53.3 million and $45.5 million, respectively, of ceded benefits which are recoverable from reinsurers. In addition, at December 31, 2003, Protective had receivables of $66.6 million related to insurance assumed.

        In 2002, Protective discovered that it had overpaid reinsurance premiums to several reinsurance companies of approximately $94.5 million. At December 31, 2002, Protective had recorded cash and receivables totaling $69.7 million, which reflected the amounts received and Protective's then current estimate of amounts to be recovered in the future, based upon the information available. The corresponding increase in premiums and policy fees resulted in $62.5 million of additional amortization of deferred policy acquisition costs in 2002. The amortization of deferred policy acquisition costs takes into account the amortization relating to the increase in premiums and policy fees as well as the additional amortization required should the remainder of the overpayment not be collected. In 2003, Protective substantially completed its recovery of the reinsurance overpayment. As a result, Protective increased premiums and policy fees by $18.4 million in 2003. The increase in premiums and policy fees resulted in $6.1 million of additional amortization of deferred policy acquisitions costs. As a result of the recoveries, income before income tax increased $12.3 million and $7.2 million in 2003 and 2002, respectively.

NOTE O — ESTIMATED FAIR VALUES OF FINANCIAL INSTRUMENTS

        The carrying amount and estimated fair values of Protective's financial instruments at December 31 are as follows:

	2003		2002
	Carrying Amount	Fair Values	Carrying Amount	Fair Values
Assets (see Notes A and C):
Investments:
Fixed maturities	$12,927,520	$12,927,520	$11,655,465	$11,655,465
Equity securities	30,521	30,521	48,799	48,799
Mortgage loans on real estate	2,733,722	2,958,052	2,518,151	2,826,133
Short-term investments	510,635	510,635	447,155	447,155
Liabilities (see Notes A and E):
Stable value product account balances	4,676,531	4,736,681	4,018,552	4,124,192
Annuity account balances	3,480,577	3,475,167	3,697,495	3,751,223
Notes payable	2,234	2,234	2,264	2,264
Other (see Note A):
Derivative financial instruments	169,798	169,798	86,766	86,766

        Except as noted below, fair values were estimated using quoted market prices.

        Protective estimates the fair value of its mortgage loans using discounted cash flows from the next call date.

        Protective believes the fair value of its short-term investments and notes payable to banks approximates book value due to either being short-term or having a variable rate of interest.

        Protective estimates the fair value of its guaranteed investment contracts and annuities using discounted cash flows and surrender values, respectively.

        Protective believes it is not practicable to determine the fair value of its policy loans since there is no stated maturity, and policy loans are often repaid by reductions to policy benefits.

        Protective estimates the fair value of its derivative financial instruments using market quotes or derivative pricing models. The fair value represents the net amount of cash Protective would have received (or paid) had the contracts been terminated on December 31.

SCHEDULE III — SUPPLEMENTARY INSURANCE INFORMATION

PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(in thousands)

COL. A	COL. B	COL. C	COL. D	COL. E	COL. F	COL. G	COL. H	COL. I	COL. J
Segment	Deferred Policy Acquisition Costs	Future Policy Benefits and Claims	Unearned Premiums	Stable Value Products, Annuity Contracts and Other Policyholders' Funds	Net Premiums and Policy Fees	Net Investment Income(1)	Benefits and Settlement Expenses	Amortization of Deferred Policy Acquisition Costs	Other Operating Expenses(1)
Year Ended December 31, 2003:
Life Marketing	$1,185,102	$4,846,032	$1,854	$62,641	$198,653	$229,913	$253,785	$66,078	$(50,379)
Acquisitions	385,042	3,185,708	354	917,402	213,912	246,143	291,768	32,690	41,537
Annuities	101,096	593,119	5,329	2,618,571	26,265	224,330	197,955	38,196	23,969
Stable Value Products	7,186	0	0	4,520,956	0	233,104	186,565	2,279	5,349
Asset Protection	177,793	201,252	733,942	5,739	262,518	38,972	162,484	84,653	81,850
Corporate and Other	7,349	76,819	2,172	189,969	34,326	8,281	31,520	1,211	36,773
Adjustments(2)	0	47,161	76	189	0	0	0	0	0

TOTAL	$1,863,568	$8,950,091	$743,727	$8,315,467	$735,674	$980,743	$1,124,077	$225,107	$139,099

Year Ended December 31, 2002:
Life Marketing	$973,631	$4,031,021	$318	$48,558	$220,184	$208,451	$228,225	$117,836	$(41,501)
Acquisitions	435,592	3,240,407	395	1,040,855	224,485	252,147	301,400	35,245	45,395
Annuities	93,140	571,109	0	2,742,642	25,826	220,433	186,107	24,669	26,037
Stable Value Products	4,908	0	0	3,930,668	0	246,098	196,576	2,304	4,946
Asset Protection	194,281	259,974	839,955	8,714	303,451	43,789	220,341	86,129	89,632
Corporate and Other	7,702	81,010	2,212	115,708	36,097	890	34,436	1,479	30,061
Adjustments(2)	0	63,775	286	3,567	0	0	0	0	0

TOTAL	$1,709,254	$8,247,296	$843,166	$7,890,712	$810,043	$971,808	$1,167,085	$267,662	$154,570

Year Ended December 31, 2001:
Life Marketing					$120,996	$178,866	$190,538	$41,399	$(22,957)
Acquisitions					182,432	187,535	238,877	20,500	41,684
Annuities					28,145	167,809	137,204	24,021	24,073
Stable Value Products						261,079	222,306	1,662	3,961
Asset Protection					250,061	48,617	154,893	57,681	79,453
Corporate and Other					37,034	(8,703)	28,806	1,795	25,827

TOTAL					$618,668	$835,203	$972,624	$147,058	$152,041

(1)	Allocations of Net Investment Income and Other Operating Expenses are based on a number of assumptions and estimates and results would change if different methods were applied.
(2)	Balance Sheet adjustments represent the inclusion of assets related to discontinued operations.

SCHEDULE IV — REINSURANCE

PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(dollars in thousands)

COL. A	COL. B	COL. C	COL. D	COL. E	COL. F
	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year Ended December 31, 2003:
Life insurance in force	$324,318,517	$292,740,795	$22,176,303	$53,754,025	41.3%

Premiums and policy fees:
Life insurance	$1,011,553	$765,276	$247,592	$493,869	50.1%
Accident/health insurance	99,023	61,644	59,633	97,012	61.5%
Property and liability insurance	170,322	91,015	65,688	144,995	45.3%

TOTAL	$1,280,898	$917,935	$372,913	$735,876

Year Ended December 31, 2002:
Life insurance in force	$248,994,479	$219,025,215	$21,523,110	$51,492,374	41.8%

Premiums and policy fees:
Life insurance	$831,129	$532,738	$235,198	$533,589	44.1%
Accident/health insurance	103,858	61,512	44,337	86,683	51.1%
Property and liability insurance	194,601	143,908	110,543	161,236	68.6%

TOTAL	$1,129,588	$738,158	$390,078	$781,508

Year Ended December 31, 2001:
Life insurance in force	$191,105,512	$171,449,182	$23,152,614	$42,808,944	54.1%

Premiums and policy fees:
Life insurance	$774,294	$565,130	$198,832	$407,996	48.7%
Accident/health insurance	181,509	122,747		58,762	0.0%
Property and liability insurance	158,890	83,274	76,295	151,911	50.2%

TOTAL	$1,114,693	$771,151	$275,127	$618,669

SCHEDULE V — VALUATION ACCOUNTS

PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(dollars in thousands)

COL. A	COL. B	COL. C		COL. D	COL. E
Additions
Description	Balance at beginning of period	(1) Charged to costs and expenses	(2) Charges to other accounts	Deductions	Balance at end of period
2003
Allowance for Uncollected Reinsurance Receivable	$24,833	$0	$0	$18,371	$6,462

2002
Allowance for Uncollected Reinsurance Receivable	$0	$0	$24,833	$0	$24,833

PART C

OTHER INFORMATION

Item 24.    Financial Statements and Exhibits.

(a)   Financial Statements:

        All required financial statements are included in Part A and Part B of this Registration Statement.

(b)   Exhibits:

1.	Resolution of the Board of Directors of Protective Life Insurance Company authorizing establishment of the Protective Life Variable Annuity Separate Account**
2.	Not applicable
3.	(a) Form of Underwriting Agreement among Protective Life Insurance Company, Investment Distributors, Inc. and the Protective Life Variable Annuity Separate Account**
(b) Form of Distribution Agreement between Investment Distributors, Inc. and broker-dealers**
4.	(a) Form of Individual Flexible Premium Deferred Variable and Fixed Annuity Contract*******
(b) Form of Group Flexible Premium Deferred Variable and Fixed Annuity Contract*******
(c) Participant Certificate for Use with Group Flexible Premium Deferred Variable and Fixed Annuity Contract*******
(d) Guaranteed Account Endorsement
(e) Return of Purchase Payments Variable Annuity Death Benefit Rider
(f) Asset-Based Fee Endorsement
(g) Net Amount At Risk Fee Endorsement
(h) Minimum Annuitization Value Endorsement*******
(i) Contract Schedule for Individual Contracts*******
(j) Contract Schedule for Group Contracts*******
(k) Endorsement to Eliminate Letter of Intent
(l) DCA Fixed Accounts Endorsement
5.	Form of Contract Application for Individual or Group Flexible Premium Deferred Variable and Fixed Annuity Contract*******
6.	(a) Charter of Protective Life Insurance Company.*
(b) By-Laws of Protective Life Insurance Company.*
7.	Form of Reinsurance Agreement between Protective Life Insurance Company and Connecticut General Life Insurance Company††††††
8.	(a) Participation/Distribution Agreement (Protective Investment Company)**
(b) Participation Agreement (Oppenheimer Variable Account Funds)***
(c) Participation Agreement (MFS Variable Insurance Trust)***
(d) Participation Agreement (Calvert Group, formerly Acacia Capital Corporation)***
(e) Participation Agreement (Van Eck Worldwide Insurance Trust)†
(f) Participation Agreement (Van Kampen Asset Management, Inc.)†††
(g) Participation Agreement (Lord Abbett Series Fund)*****
(h) Participation Agreement for Class II shares (Van Kampen)††††††

(i) Form of Participation Agreement for Service Class Shares (Oppenheimer Variable Account Funds)††††††
(j) Form of Participation Agreement for Service Class Shares (Universal Institutional Funds, Inc.)††††††
(k) Form of Amended and Restated Participation Agreement (MFS Variable Insurance Trust)††††††
(l) Participation Agreement (Goldman Sachs Variable Insurance Trust)†††††††
9.	Opinion and Consent of Steve M. Callaway, Esq.
10.	(a) Consent of Sutherland, Asbill & Brennan, LLP
(b) Consent of PricewaterhouseCoopers LLP
11.	No financial statements will be omitted from Item 23
12.	Not applicable
13.	Not applicable
14.	Powers of Attorney*******

*	Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement, (File No. 33-70984) filed with the Commission on October 28, 1993.
**	Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement, (File No. 33-70984) filed with the Commission on February 23, 1994.
***	Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-4 Registration Statement, (File No. 33-70984) filed with the Commission on April 30, 1997.
****	Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 333-68551) filed with the Commission on December 8, 1998.
*****	Incorporated herein by reference to Post-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-81553), filed with the Commission on April 24, 2000.
******	Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form N-4 Registration Statement (File No. 333-94047), filed with the Commission on April 25, 2002.
*******	Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on February 25, 2004.
†	Incorporated herein by reference to Pre-Effective Amendment Number 1 to the Form N-4 Registration Statement, (File No. 333-60149) filed with the Commission on October 26, 1998.
††	Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement, (File No. 333-81553) filed with the Commission on June 25, 1999.
†††	Incorporated herein by reference to Post-Effective Amendment No. 9 to the Form N-4 Registration Statement, (File No. 33-70984) filed with the Commission on April 20, 2000.
††††	Incorporated herein by reference to Post-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-94047) filed with the Commission on February 26, 2001.
†††††	Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-4 Registration Statement (File No. 333-81553), filed with the Commission on February 28, 2003.
††††††	Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-4 Registration Statement (File No. 333-94047), filed with the Commission on April 30, 2003.
†††††††	Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 333-112892), filed with the Commission on February 17, 2004.

Item 25.    Directors and Officers of Depositor.

Name and Principal Business Address	Position and Offices with Depositor
John D. Johns	Chairman of the Board, President, and Director
R. Stephen Briggs	Executive Vice President, Life and Annuity Division, and Director
Allen W. Ritchie	Executive Vice President and Chief Financial Officer and Director
Carolyn King	Senior Vice President, Acquisitions, and Director
Deborah J. Long	Senior Vice President, General Counsel, Secretary, and Director
Brent E. Griggs	Senior Vice President, Asset Protection Division
Wayne E. Stuenkel	Senior Vice President and Chief Actuary, and Director
Judy Wilson	Senior Vice President, Stable Value Products
T. Davis Keyes	Director
Joseph William Hamer, Jr.	Director
Richard J. Bielen	Senior Vice President, Chief Investment Officer and Treasurer, and Director
Carl S. Thigpen	Senior Vice President, Chief Mortgage and Real Estate Officer and Assistant Secretary
Alan E. Watson	Senior Vice President, Life and Annuity Division
Jerry W. DeFoor	Vice President
John B. Deremo	Senior Vice President, Life and Annuity Division
Steven G. Walker	Vice President and Controller and Chief Accounting Officer

*	Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama 35223.

Item 26.    Persons Controlled by or Under Common Control With the Depositor and Registrant.

        The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company's outstanding voting common stock is owned by Protective Life Corporation. Protective Life Corporation is described more fully in the prospectus included in this registration statement. Various companies and other entities controlled by Protective Life Corporation may therefore be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth in Exhibit 21 to Form 10-K of Protective Life Corporation for the fiscal year ended December 31, 2003 (File No. 1-12332) filed with the Commission on March 30, 2004.

Item 27.    Number of Contractowners.

        As of the date of this filing, there were no contract owners of the Protective ValuesSM Advantage individual and group flexible premium deferred variable and fixed annuity contracts offered by Registrant.

Item 28.    Indemnification of Directors and Officers.

        Article XI of the By-laws of Protective Life provides, in substance, that any of Protective Life's directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of Protective Life, by reason of the fact that he is or was an officer or director, shall be indemnified by Protective Life against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of Protective Life to procure a judgment in its favor, such person shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Protective Life unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by Protective Life only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

        In addition, the executive officers and directors are insured by PLC's Directors' and Officers' Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

        Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.    Principal Underwriter.

  (a)
  Investment Distributors, Inc. ("IDI") is the principal underwriter of the Contracts as defined in the Investment Company Act of 1940. IDI is also principal underwriter for the Protective Variable Life Separate Account and Variable Annuity Separate Account A of Protective Life.

  (b)
  The following information is furnished with respect to the officers and directors of Investment Distributors, Inc.
Name and Principal Business Address*	Position and Offices	Position and Offices with Registrant
Carolyn King	President and Director	Senior Vice President, Acquisitions Division, and Director
Robert Stephen Briggs	Vice President and Director	Executive Vice President, Life and Annuity Division, and Director
A.S. Williams, III	Director	None

Kevin B. Borie	Assistant Secretary and Director	Vice President and Actuary, Life and Annuity Division
Janet Summey	Secretary	Second Vice President, Life and Annuity Division
Bonnie Miller	Assistant Secretary	Second Vice President, Life and Annuity Division
Gary Carroll	Chief Compliance Officer and Director	Second Vice President, Compliance, Life and Annuity Division
Thomas R. Barrett	Chief Financial Officer and Director	Director, Operational Accounting, Life and Annuity Division
Joseph F. Gilmer	Assistant Financial Officer	Director I, Financial Reporting, Corporate Accounting

*	Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama, 35223.
  (c)
  The following commissions were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:
(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions	(3) Compensation on Redemption	(4) Brokerage Commissions	(5) Other Compensation
Investment Distributors, Inc.	N/A	None	N/A	N/A

Item 30.    Location of Accounts and Records.

        All accounts and records required to be maintained by Section 31(c) of the Investment Company Act of 1940 and the rules thereunder are maintained by Protective Life Insurance Company at 2801 Highway 280 South, Birmingham, Alabama 35223.

Item 31.    Management Services.

        All management contracts are discussed in Part A or Part B.

Item 32.    Undertakings.

  (a)
  Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payments under the variable annuity contracts may be accepted.

  (b)
  Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information; and

  (c)
  Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

  (d)
  The Company represents that in connection with its offering of the Contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal

    Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

  (e)
  Protective Life hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Protective Life.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused the amendment to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on May 3, 2004

PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

By:	/s/ JOHN D. JOHNS John D. Johns, President Protective Life Insurance Company

PROTECTIVE LIFE INSURANCE COMPANY

By:	/s/ JOHN D. JOHNS John D. Johns, President Protective Life Insurance Company

        As required by the Securities Act of 1933, the amendment to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ JOHN D. JOHNS John D. Johns	Chairman of the Board and President (Principal Executive Officer)	May 3, 2004
/s/ ALLEN W. RITCHIE Allen W. Ritchie	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	May 3, 2004
/s/ STEVEN G. WALKER Steven G. Walker	Vice President, Controller, and Chief Accounting Officer (Principal Accounting Officer)	May 3, 2004
/s/ JOHN D. JOHNS John D. Johns	Director	May 3, 2004
/s/ ALLEN W. RITCHIE Allen W. Ritchie	Director	May 3, 2004

* R. Stephen Briggs	Director	May 3, 2004
* Wayne E. Stuenkel	Director	May 3, 2004
* Deborah J. Long	Director	May 3, 2004
* Carolyn King	Director	May 3, 2004
* Richard J. Bielen	Director	May 3, 2004
* J. William Hamer, Jr.	Director	May 3, 2004
* T. Davis Keyes	Director	May 3, 2004

By:	/s/ STEVE M. CALLAWAY Steve M. Callaway Attorney-in-fact

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PART A
INFORMATION REQUIRED TO BE IN THE PROSPECTUS

DEFINITIONS
FEES AND EXPENSES
Example of Charges
SUMMARY
  The Contract
  Federal Tax Status
THE COMPANY, VARIABLE ACCOUNT AND FUNDS
  Protective Life Insurance Company
  Protective Variable Annuity Separate Account
  Administration
  The Funds
  Goldman Sachs Variable Insurance Trust
  Van Kampen Life Investment Trust
  The Universal Institutional Funds, Inc.
  MFS® Variable Insurance TrustSM
  Oppenheimer Variable Account Funds
  Lord Abbett Series Fund, Inc.
  Other Information about the Funds
  Other Investors in the Funds
  Addition, Deletion or Substitution of Investments
DESCRIPTION OF THE CONTRACT
  The Contract
  Parties to the Contract
  Issuance of a Contract
  Purchase Payments
  Right to Cancel
  Allocation of Purchase Payments
  Variable Account Value
  Transfers
  Surrenders and Partial Surrenders
THE GUARANTEED ACCOUNT
DEATH BENEFIT
SUSPENSION OR DELAY IN PAYMENTS
SUSPENSION OF CONTRACTS
CHARGES AND DEDUCTIONS
  Sales Charge
  Mortality and Expense Risk Charge
  Administration Charge
  Death Benefit Fee
  Transfer Fee
  Contract Maintenance Fee
  Fund Expenses
  Premium Taxes
  Other Taxes
  Other Information
ANNUITIZATION
  Annuity Commencement Date
  Annuity Value
  Annuity Income Payments
  Annuity Options
  Minimum Amounts
  Death of Annuitant or Owner After Annuity Commencement Date
YIELDS AND TOTAL RETURNS
  Yields
  Total Returns
  Standardized Average Annual Total Returns
  Non-Standard Average Annual Total Returns
  Performance Comparisons
  Other Matters
FEDERAL TAX MATTERS
  Introduction
  The Company's Tax Status
TAXATION OF ANNUITIES IN GENERAL
  Tax Deferral During Accumulation Period
  Taxation of Partial and Full Surrenders
  Taxation of Annuity Payments
  Taxation of Death Benefit Proceeds
  Assignments, Pledges, and Gratuitous Transfers
  Penalty Tax on Premature Distributions
  Aggregation of Contracts
  Exchanges of Annuity Contracts
  Loss of Interest Deduction Where Contract Is Held By or For the Benefit of Certain Nonnatural Persons
QUALIFIED RETIREMENT PLANS
  In General
  Direct Rollovers
FEDERAL INCOME TAX WITHHOLDING
GENERAL MATTERS
  The Contract
  Error in Age or Gender
  Incontestability
  Non-Participation
  Assignment or Transfer of a Contract
  Notice
  Modification
  Reports
  Settlement
  Receipt of Payment
  Protection of Proceeds
  Minimum Values
  Application of Law
  No Default
DISTRIBUTION OF THE CONTRACTS
  Inquiries
IMSA
LEGAL PROCEEDINGS
VOTING RIGHTS
FINANCIAL STATEMENTS
STATEMENT OF ADDITIONAL INFORMATION
APPENDIX A
APPENDIX B
EXPLANATION OF THE VARIABLE INCOME PAYMENT CALCULATION
EXPLANATION OF THE COMMUTED VALUE CALCULATION
APPENDIX C
CONDENSED FINANCIAL INFORMATION
PART B
INFORMATION REQUIRED TO BE IN THE STATEMENT OF ADDITIONAL INFORMATION
STATEMENT OF ADDITIONAL INFORMATION
SAFEKEEPING OF ACCOUNT ASSETS
STATE REGULATION
RECORDS AND REPORTS
LEGAL MATTERS
INDEPENDENT ACCOUNTANTS
OTHER INFORMATION
FINANCIAL STATEMENTS
INDEX TO FINANCIAL STATEMENTS
Report of Independent Auditors
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF SHARE-OWNER'S EQUITY
(dollars in thousands)
CONSOLIDATED STATEMENTS OF CASH FLOWS
PART C
OTHER INFORMATION
SIGNATURES